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Attachment 1

The Board of Directors
Australia and New Zealand Banking Group Limited

Independent Auditor's Consent

        We consent to the incorporation, by reference in the registration statements (No. 333-8572 and 333-5456) on Form F-3 of the Australia and New Zealand Banking Group Limited, of our report dated 4 November 2002 with respect to the consolidated statements of financial position of the Australia and New Zealand Banking Group Limited as of 30 September 2002 and 2001, and the related statements of financial performance, changes in shareholders, cash flows and accompanying notes to the financial statements for each of the years in the three year period ended 30 September 2002, which report appears in the 2002 Financial Report of the Australia and New Zealand Banking Group Limited.

KPMG
Melbourne, Australia
9 December 2002

Table of Contents

		Page
Statements of Financial Performance		2
Statements of Financial Position		3
Statements of Changes in Shareholders' Equity		4
Statements of Cash Flows		6
Notes to the Financial Statements
1	Accounting Policies	7
2	Income	13
3	Expenses	14
4	Equity Instruments Issued to Employees	16
5	Remuneration of Auditors	16
6	Items Reported as Abnormal in Prior Periods	18
7	Income Tax Expense	18
8	Dividends	19
9	Earnings per Ordinary Share	21
10	Liquid Assets	22
11	Due from Other Financial Institutions	23
12	Trading Securities	23
13	Investment Securities	24
14	Net Loans and Advances	27
15	Impaired Assets	30
16	Provisions for Doubtful Debts	33
17	Customers' Liabilities for Acceptances	34
18	Regulatory Deposits	34
19	Shares in Controlled Entities, Associates and Joint Venture Entities	35
20	Deferred Tax Assets	36
21	Goodwill	36
22	Other Assets	36
23	Premises and Equipment	37
24	Due to Other Financial Institutions	38
25	Deposits and Other Borrowings	39
26	Income Tax Liabilities	40
27	Payables and Other Liabilities	41
28	Provisions	41
29	Bonds and Notes	41
30	Loan Capital	42
31	Share Capital	43
32	Outside Equity Interests	45
33	Capital Adequacy	45
34	Average Balance Sheet and Related Interest	48
35	Interest Spreads and Net Interest Average Margins	51
36	Market Risk	52
37	Interest Sensitivity Gap	55
38	Net Fair Value of Financial Instruments	57
39	Derivative Financial Instruments	60
40	Securitisation	66
41	Life Insurance	67
42	Segment Analysis	68
43	Notes to the Statements of Cash Flows	71
44	Controlled Entitities	74
45	Associates	75
46	Interests in Joint Venture Entities	75
47	Commitments	77
48	Contingent Liabilities and Credit Related Commitments	78
49	Superannuation Commitments	84
50	Fiduciary Activities	86
51	Employee Share and Option Plans	86
52	Related Party Disclosures	90
53	Remuneration of Directors	93
54	Remuneration of Executives	95
55	USGAAP Reconciliation	95
56	Exchange Rates	105
57	Events Since the End of the Financial Year	105
Directors' Declaration		106
Auditors' Report		107
Critical Accounting Policies		108
Financial information
1	Cross Border Outstandings	113
2	Certificates of Deposit and Term Deposit Maturities	114
3	Volume and Rate Analysis	114
4	Concentrations of Credit Risk	116
5	Doubtful Debts—Industry Analysis	118
6	Short Term Borrowings	119
Glossary		120
Alphabetical Index		122

Statements of Financial Performance for the year ended 30 September 2002

		Consolidated			The Company
	Note	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Total Income	2	12,007	12,824	14,031	9,061	10,140

Interest income	2	9,037	10,251	10,241	6,426	7,479
Interest expense	3	(5,019)	(6,418)	(6,440)	(3,813)	(4,828)

Net interest income		4,018	3,833	3,801	2,613	2,651
Proceeds, net of costs, on disposal of investments		566	—	—	780	—
Carrying amount of assets given up		(392)	—	—	(588)	—

Profit from disposal of investments		174	—	—	192	—
Other operating income	2	2,796	2,573	2,583	2,443	2,661
Prior period abnormal income	6	—	—	1,207	—	—

Operating income		6,988	6,406	7,591	5,248	5,312
Operating expenses	3	(2,905)	(3,092)	(3,314)	(2,388)	(2,641)
Prior period abnormal expenses	6	(986)	—	—	—	—

Profit before debt provision		4,083	3,314	3,291	2,860	2,671
Provision for doubtful debts	16	(860)	(531)	(502)	(710)	(414)

Profit before income tax		3,223	2,783	2,789	2,150	2,257
Income tax expense		(898)	(911)	(863)	(643)	(647)
Prior period abnormal tax	6	—	—	(177)	—	—

Total income tax expense	7	(898)	(911)	(1,040)	(643)	(647)

Profit after income tax		2,325	1,872	1,749	1,507	1,610
Net profit attributable to outside equity interests		(3)	(2)	(2)	—	—
Net profit attributable to shareholders of the Company(1)		2,322	1,870	1,747	1,507	1,610
Currency translation adjustments, net of hedges after tax		(98)	197	170	(214)	195
Revaluation of properties		—	—	31	—	—

Total adjustments attributable to shareholders of the company recognised directly into equity		(98)	197	201	(214)	195

Total changes in equity other than those resulting from transactions with shareholders as owners		2,224	2,067	1,948	1,293	1,805

Earnings per ordinary share (cents)	9
Basic		147.3	117.4	106.8	n/a	n/a
Diluted		146.6	117.0	106.0	n/a	n/a

        The notes appearing on pages 7 to 105 form an integral part of these financial statements

(1)
The results of 2002 include the impact of these significant transactions:
•
The sale of businesses to ING joint venture (profit after tax of $170 million);

•
National Housing Bank recovery ($159 million profit after tax); and

•
Special general provision for doubtful debts ($175 million charge after tax)

Further details on these transactions are shown in notes 2, 3 and 16

Statements of Financial Position as at 30 September 2002

	Consolidated			The Company
	Note	2002 $m	2001 $m	2002 $m	2001 $m
Assets
Liquid assets	10	7,410	7,794	5,994	5,981
Due from other financial institutions	11	3,815	4,829	2,649	4,234
Trading securities(1)	12	5,873	4,827	5,219	4,438
Investment securities	13	3,609	3,487	2,593	2,400
Net loans and advances	14	132,060	123,657	99,900	92,393
Customers' liabilities for acceptances	17	13,796	14,324	13,796	14,324
Due from controlled entities		—	—	6,495	5,031
Life insurance investment assets		—	4,774	—	—
Regulatory deposits	18	178	133	138	98
Shares in controlled entities, associates
and joint venture entities	19	1,692	64	6,256	6,101
Deferred tax assets	20	1,218	1,200	835	866
Goodwill	21	180	137	94	87
Other assets	22	11,810	18,906	9,603	16,774
Premises and equipment	23	1,464	1,361	866	731

Total assets		183,105	185,493	154,438	153,458

Liabilities
Due to other financial institutions	24	10,860	12,690	10,372	11,961
Deposits and other borrowings	25	113,297	104,874	85,258	76,552
Liability for acceptances		13,796	14,324	13,796	14,324
Due to controlled entities		—	—	3,895	5,052
Income tax liabilities	26	1,340	1,335	921	899
Payables and other liabilities	27	12,450	15,948	10,703	13,874
Provisions	28	1,744	2,142	1,611	1,981
Life insurance policy liabilities		—	4,458	—	—
Bonds and notes	29	14,708	15,340	14,536	15,175
Loan capital	30	3,445	3,831	3,186	3,576

Total liabilities		171,640	174,942	144,278	143,394

Net assets		11,465	10,551	10,160	10,064

Shareholders' equity
Ordinary share capital	31	3,939	3,733	3,939	3,733
Preference share capital	31	1,375	1,526	1,375	1,526
Reserves		534	717	875	1,089
Retained profits		5,600	4,562	3,971	3,716

Share capital and reserves attributable to shareholders of the Company		11,448	10,538	10,160	10,064
Outside equity interests	32	17	13	—	—

Total shareholders' equity		11,465	10,551	10,160	10,064

Derivative financial instruments	39
Commitments	47
Contingent liabilities and credit related commitments	48

  The notes appearing on pages 7 to 105 form an integral part of these financial statements.

(1)
Includes bills held in portfolio (September 2002: $1,453 million; September 2001: $1,933 million)

Statements of Changes in Shareholders' Equity for the year ended 30 September 2002

	Consolidated				The Company
	Note	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Share capital
Ordinary shares
Balance at start of year		3,733	4,028	4,770	3,733	4,028
Dividend reinvestment plan		94	86	236	94	86
Group employee share acquisition scheme		55	65	26	55	65
Group share option scheme		57	21	10	57	21
Group share purchase scheme		—	—	#	—	—
Small shareholder voluntary top up scheme		—	12	—	—	12
New Issues		—	16	—	—	16
Share buyback	31	—	(495)	(1,014)	—	(495)

Balance at end ofyear		3,939	3,733	4,028	3,939	3,733

Preference shares	31
Balance at start of year		1,526	1,374	1,145	1,526	1,374
Retranslation of preference share issues		(151)	152	229	(151)	152

Balance at end of year		1,375	1,526	1,374	1,375	1,526

Total share capital		5,314	5,259	5,402	5,314	5,259

Asset revaluation reserve(1)
Balance at start of year		31	31	—	401	401
Revaluation of properties		—	—	31	—	—

Total asset revaluation reserve		31	31	31	401	401

Foreign currency translation reserve(2)
Balance at start of year		215	18	(152)	633	438
Currency translation adjustments, net of hedges after tax		(98)	197	170	(214)	195

Total foreign currency translation reserve		117	215	18	419	633

General reserve(3)
Balance at start of year		322	588	539	55	55
Transfers (to) from retained profits		(85)	(266)	49	—	—

Total general reserve		237	322	588	55	55

Capital reserve(3)		149	149	149	—	—

Total reserves		534	717	786	875	1,089

Retained profits
Balance at start of year		4,562	3,607	2,952	3,716	3,168
Net profit attributable to shareholders of the Company		2,322	1,870	1,747	1,507	1,610

Total available for appropriation		6,884	5,477	4,699	5,223	4,778
Transfers from (to) reserves		85	266	(49)	—	—
Ordinary share dividends provided for or paid	8	(1,252)	(1,062)	(941)	(1,252)	(1,062)
Preference share dividends paid	8	(117)	(119)	(102)	—	—

Retained profits at end of year		5,600	4,562	3,607	3,971	3,716

Total shareholders' equity attributable to shareholders of the Company		11,448	10,538	9,795	10,160	10,064

  The notes appearing on pages 7 to 105 form an integral part of these financial statements.

#
Amounts less than $500,000.

  Nature and purpose of reserves.

(1)
Asset revaluation reserve.

  Prior to 1 October 2000, the asset revaluation reserve was used to record certain increments and decrements on the revaluation of non-current assets. As the Group has elected to adopt deemed cost in accordance with AASB 1041, the balance of the reserve is not available for future non-current asset write downs while the Group remains on the deemed cost basis.

(2)
Foreign currency translation reserve.

  Exchange differences arising on translation of foreign self-sustaining operations are taken to the foreign currency translation reserve, as described in accounting policy note 1.

(3)
General reserve and Capital reserve.

  The balance of these reserves have resulted from prior period allocations of retained profits and may be released to retained profits.

Statements of Cash Flows for the year ended 30 September 2002

	Consolidated					The Company
	Note		2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Cash flows from operating activities
Interest received			10,148	11,054	9,916	6,723	7,683
Dividends received			3	75	192	67	565
Fees and other income received			2,919	2,783	2,460	2,689	2,230
Interest paid			(5,367)	(6,703)	(6,108)	(4,158)	(5,112)
Personnel expenses paid			(1,900)	(1,827)	(1,735)	(1,576)	(1,466)
Premises expenses paid			(268)	(253)	(283)	(249)	(245)
Other operating expenses paid			(1,893)	(1,775)	(1,199)	(913)	(769)
Income taxes paid			(853)	(823)	(754)	(574)	(667)
Goods and services tax (paid) received			(28)	(53)	4	(8)	(18)
Net (increase) in trading securities			(1,030)	(629)	(25)	(782)	(987)

Net cash provided by operating activities	43(a	)	1,731	1,849	2,468	1,219	1,214

Cash flows from investing activities
Net decrease (increase)
Liquid assets—greater than three months			(442)	983	(1,755)	(416)	(973)
Due from other financial institutions			554	909	(792)	557	263
Regulatory deposits			37	(27)	(90)	(47)	(20)
Loans and advances			(9,441)	(4,829)	(17,633)	(9,216)	(4,064)
Shares in controlled entities and associates			(1)	(36)	(50)	1,023	251
Investment securities
Purchases			(2,851)	(4,005)	(8,109)	(1,480)	(2,319)
Proceeds from sale or maturity			2,436	3,630	8,553	977	1,802
Controlled entities and associates
Purchased (net of cash acquired)	43(c	)	(1,050)	(36)	(43)	(893)	—
Proceeds from sale (net of cash disposed)			—	—	1,510	—	—
Premises and equipment
Purchases			(385)	(452)	(275)	(309)	(218)
Proceeds from sale			101	127	249	51	43
Recovery from NHB litigation			248	—	—	248	—
Other			201	(454)	(1,405)	50	794

Net cash (used in) investing activities			(10,593)	(4,190)	(19,840)	(9,455)	(4,441)

Cash flows from financing activities
Net (decrease) increase
Due to other financial institutions			(1,211)	(826)	3,111	(917)	(1,228)
Deposits and other borrowings			9,152	890	12,763	9,888	463
Due from/to controlled entities			—	—	—	(2,907)	1,159
Payables and other liabilities			362	581	(843)	875	225
Bonds and notes
Issue proceeds			4,538	7,542	5,555	4,538	7,542
Redemptions			(3,519)	(2,878)	(1,341)	(3,519)	(2,878)
Loan capital
Issue proceeds			759	—	152	500	—
Redemptions			(589)	(244)	(147)	(398)	(164)
Decrease in outside equity interests			1	(1)	(19)	—	—
Dividends paid			(1,178)	(1,028)	(749)	(1,061)	(909)
Share capital issues			112	114	36	112	114
Share buyback			—	(495)	(1,014)	—	(495)

Net cash provided by financing activities			8,427	3,655	17,504	7,111	3,829

Net cash provided by operating activities			1,731	1,849	2,468	1,219	1,214
Net cash (used in) investing activities			(10,593)	(4,190)	(19,840)	(9,455)	(4,441)
Net cash provided by financing activities			8,427	3,655	17,504	7,111	3,829

Net (decrease) increase in cash and cash equivalents			(435)	1,314	132	(1,125)	602
Cash and cash equivalents at beginning of year			9,071	6,462	6,634	6,747	4,724
Foreign currency translation on opening balances			(711)	1,295	(304)	(169)	1,421

Cash and cash equivalents at end of year	43(b	)	7,925	9,071	6,462	5,453	6,747

The
notes appearing on pages 7 to 105 form an integral part of these financial statements

Notes to the Financial Statements

        Our critical accounting policies are described on page 108.

1:    Accounting Policies

        (i)    Basis of preparation

        This general purpose financial report complies with the accounts provisions of the Banking Act, applicable Australian Accounting Standards, the accounts provisions of the Corporations Act 2001, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. The accounting policies are consistent with those of the previous year.

        Certain disclosures required by the United States Securities and Exchange Commission in respect of foreign registrants have also been included in this report.

        The financial report has been prepared in accordance with the historical cost convention as modified by the revaluation of trading instruments, life insurance assets and liabilities and the deemed cost of properties. The preparation of the financial report requires the use of management estimates. Such estimates may require review in future periods.

        The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100, dated 10 July 1998. Consequently, amounts in the financial report have been rounded to the nearest million dollars except where otherwise indicated.

        All amounts are expressed in Australian dollars, unless otherwise stated. Where necessary, amounts shown for the previous year have been reclassified to facilitate comparison.

        (ii)    Consolidation

        The financial statements consolidate the financial statements of Australia and New Zealand Banking Group Limited (the Company) and its controlled entities.

        Shares in controlled entities are stated at deemed cost in the statement of financial position.

        Where controlled entities and associates have been sold or acquired during the year, their operating results have been included to the date of disposal or from the date of acquisition.

        The Group adopts the equity method of accounting for associates and the Group's interest in joint venture entities. Shares in associates and joint venture entities are stated in the consolidated statement of financial position at cost plus the Group's share of post acquisition net assets. The Group's share of results of associates and joint venture entities is included in the consolidated statement of financial performance.

        The Group may invest in or establish special purpose companies, or vehicles, to enable it to undertake specific types of transactions. Where the Group controls such vehicles, they are consolidated into the Group financial results.

        (iii)    Goodwill

        Goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset and amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding 20 years.

        The unamortised balance of goodwill and the period of amortisation are reviewed annually. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

        (iv)    Foreign currency

        Assets and liabilities denominated in foreign currencies are translated into Australian dollars at the rates of exchange ruling at balance date. Revenues and expenses of overseas branches and controlled entities are translated at average exchange rates for the year.

        Net translation differences arising from the translation of overseas branches and controlled entities considered to be self-sustaining operations are included in the foreign currency translation reserve, after allowing for those positions hedged by foreign exchange contracts and related currency borrowings.

        (v)    Fee income

        Fee and commission income are brought to account on an accruals basis. Yield-related front-end application fees received are deferred and accrued to income as an adjustment of yield over the period of the loan. Non yield-related application and activation lending fees received are recognised as income no later than when the loan is disbursed or the commitment to lend expires. Fees received on an ongoing basis that represent the recoupment of the costs of providing service (for example, maintaining and administering existing facilities) are taken to income when the fees are receivable.

        (vi)    Net loans and advances

        Net loans and advances include direct finance provided to customers such as bank overdrafts, credit cards, term loans, lease finance, hire purchase finance and commercial bills.

        Overdrafts, credit cards and term loans are carried at principal balances outstanding. Interest on amounts outstanding is accounted for on an accruals basis.

        Finance leases and hire purchase contracts are accounted for using the finance method whereby income is taken to account progressively over the life of the lease or the contract in proportion to the outstanding investment balance.

        Customer financing through redeemable preference shares is included within net loans and advances. Dividends received on redeemable preference shares are taken to the statement of financial performance as part of interest income.

        All loans are subject to regular scrutiny and graded according to the level of credit risk. Loans are classified as either productive or non-accrual. The Group has adopted the Australian Prudential Regulation Authority Impaired Assets Guidelines in assessing non-accrual loans. Non-accrual loans include loans where the accrual of interest and fees has ceased due to doubt as to full recovery, and loans that have been restructured with an effective yield below the Group's average cost of funds at the date of restructuring. A specific provision is raised to cover the expected loss, where full recovery of principal is doubtful.

        Restructured loans are loans with an effective yield above the Group's cost of funds and below the yield applicable to a customer of equal credit standing.

        Cash receipts on non-accrual loans are, in the absence of a contrary agreement with the customer, applied as income or fees in priority to being applied as a reduction in principal, except where the cash receipt relates to proceeds from the sale of security.

        (vii)    Bad and doubtful debts

        Each month the Group recognises an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio. The monthly charge is transferred to the General Provision which is maintained to cover losses inherent within the Group's existing loan portfolio.

        The method used by the Group for determining this monthly expense charge is referred to as "economic loss provisioning' (ELP). The Group uses ELP models to calculate the expected loss by considering:

  •
  the history of credit loss for each type and risk grade of lending; and

  •
  the size, composition and risk profile of the current loan portfolio.

        The Group regularly reviews the assumptions used in the ELP models. These reviews are conducted in recognition of the subjective nature of ELP methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group's actual loss experience, and losses sustained by other banks operating in similar markets.

        To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified. As a result of the reassessments, ELP charge levels may be periodically increased or decreased.

        Specific provisions are maintained to cover identified doubtful debts. All known bad debts are written off in the year in which they are identified. The specific provision requirement (representing new and increased specific provisions less specific provision releases) is transferred from the general provision to the specific provision. Recoveries, representing excess transfers to the specific provision, are credited to the general provision.

        Provisions for doubtful debts are deducted from loans and advances in the statement of financial position.

        (viii)    Acceptances

        Commercial bills accepted but not held in portfolio are accounted for and disclosed as a liability with a corresponding contra asset.

        The Group's own acceptances discounted are held as part of either the trading securities portfolio or the loan portfolio, depending on whether, at the time of such discount, the intention was to hold the acceptances for resale or until maturity.

        (ix)    Trading securities

        Securities held for trading purposes are recorded at market value. Unrealised gains and losses on revaluation are taken to the statement of financial performance.

        (x)    Investment securities

        Investment securities are those which the Group intends and has the ability to hold until maturity. Such securities are recorded at cost or at cost adjusted for amortisation of premiums or discounts.

        Premiums and discounts are capitalised and amortised from the date of purchase to maturity. Interest and dividend income is accrued. Changes in market values of securities are not taken into account unless there is considered to be a permanent diminution in value.

        (xi)    Repurchase agreements

        Securities sold under repurchase agreements are retained in the financial statements and a counterparty liability is disclosed under the classifications of Due to other financial institutions or Deposits and other borrowings. The difference between the sale price and the repurchase price is amortised over the life of the repurchase agreement and charged to interest expense in the statement of financial performance.

        Securities purchased under agreements to resell are recorded as Liquid assets, Net loans and advances, or Due from other financial institutions, depending on the term of the agreement and the counterparty.

        (xii)    Derivative financial instruments

        Derivative financial instruments (derivatives) are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments.

        Trading derivatives, comprising derivatives entered into for customer-related or proprietary reasons or for hedging the trading portfolio, are measured at fair value and all gains and losses are taken to the statement of financial performance. Fair value losses arising from trading derivatives are not offset against fair value gains unless a legal right of set-off exists. Derivatives designated, and effective, as hedges of underlying non-trading exposures are accounted for on the same basis as the underlying exposures. To be designated as a hedge, the fair value of the hedge must move inversely with changes in the fair value of the underlying exposure.

        Gains and losses resulting from the termination of a derivative that was designated as a hedge of non-trading exposures are deferred and amortised over the remaining period of the original term covered by the terminated instrument where the underlying exposure still exists. Where the underlying exposure no longer exists, the gains and losses are recognised in the statement of financial performance.

        Gains and losses on derivatives related to hedging exposures arising from anticipated transactions are deferred and recognised in the financial statements when the anticipated transaction occurs.

        These gains and losses are deferred only to the extent that there is an offsetting unrecognised (unrealised) gain or loss on the exposures being hedged. Deferred gains and losses are amortised over the expected term of the hedged exposure.

        Gains and losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur. If the forecasted transaction is no longer expected to occur, the gains and losses are recognised immediately in the statement of financial performance.

        (xiii)  Premises and equipment

        Premises and equipment (including computer equipment) are carried at cost less depreciation or amortisation.

        Profit or loss on the disposal of premises and equipment is determined as the difference between the carrying amount of the assets at the time of disposal and the proceeds of disposal, and is included in the results of the Group in the year of disposal.

        Assets other than freehold land are depreciated at rates based upon their expected useful lives to the Group, using the straightline method. The depreciation rates used for each class of asset are:

Buildings	1%
Building integrals	10%
Furniture & equipment	10%
Computer & office equipment	12.5% to 33%
Software	14% to 33%

        Leasehold improvements are amortised on a straightline basis over the remaining period of each lease.

        Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as depreciation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

        The carrying values of all non-current assets have been assessed and are not in excess of their recoverable amounts. The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market determined, risk adjusted discount rate. The discount rate used ranged from 9% to 15% depending on the nature of the assets.

        (xiv)    Income tax

        The Group adopts the liability method of tax effect accounting whereby income tax expense is calculated based on accounting profit adjusted for permanent differences. Permanent differences are items of revenue and expense which are recognised in the statement of financial performance but are not part of taxable income or vice versa.

        Future tax benefits and deferred tax liabilities relating to timing differences and tax losses are carried forward at tax rates applicable to future periods. These future tax benefitsare not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future tax benefits relating to tax losses are only carried forward where realisation of the benefit is considered virtually certain.

        Provision for Australian income tax is made where the earnings of overseas controlled entities are subjected to Australian tax under the attribution rules for the taxation of foreign sourced income.

        Otherwise, no provision is made for overseas withholding tax or Australian income tax which may arise on repatriation of earnings from overseas controlled entities, where it is expected these earnings will be retained by those entities to finance their ongoing business.

        (xv)    Employee entitlements

        The amounts expected to be paid in respect of employees' entitlements to annual leave are accrued at current salary rates including on-costs. Liability for long service leave is accrued in respect of all applicable employees at the present value of future amounts expected to be paid.

        (xvi)    Superannuation commitments

        Contributions, which are determined on an actuarial basis, to superannuation schemes are charged to personnel expenses in the statement of financial performance.

        Any aggregate deficiencies arising from the actuarial valuations of the Group's defined benefit schemes have been provided for in the financial statements.

        The assets and liabilities of the schemes have notbeen consolidated as the Company does not have direct or indirect control of the schemes.

        (xvii)    Leasing

        Leases entered into by the Group as lessee are predominantly operating leases, and the operating lease payments are included in the statement of financial performance in equal instalments over the lease term.

        (xviii)    Goods and services tax

        Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

        Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as an other asset or liability in the statement of financial position.

        Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

        (xix)    Life insurance

        The Group's life insurance business was conducted through ANZ Life Assurance Company Limited until 30 April 2002 and its results consolidated until that date.

        Components of life insurance margin on services operating income disclosed are premium revenue and related revenue, investment revenue, claims expense and insurance policy liabilities expense (refer note 41).

        Premiums with no due date are recognised as revenue on a cash received basis. Premiums with a regular due date are recognised as revenue on an accruals basis. Unpaid premiums are only recognised as revenue during the days of grace or where secured by the surrender value of the policy and are included as "Other Assets" in the balance sheet.

        Claims under investment-linked business are recognised when the policy ceases to participate in the earnings of the fund. Claims on non investment-linked business are recognised when the liability to the policy owner under the policy contract has been established or upon notification of the insured event depending on the type of claim.

        Policy liabilities and other liabilities are measured at net present value of estimated future cash flows. Changes in net present values are recognised in the statement of financial performance as revenue or expenses in the financial year in which they occur.

        All assets are measured at net market values as at the reporting date. Changes in the net market values are recognised in the statement of financial performance as revenue or expenses in the financial year in which they occur.

        On 1 May 2002 the Group's life insurance business was transferred to a joint venture entity, (see note 46) which is accounted for in accordance with the equity method of accounting. The joint venture adopts similar accounting policies to those described here.

        (xx)    Capitalised expenses

        Expenses related to the acquisition of interest earning assets are initially recognised as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments.

2:    Income

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Interest income
From other financial institutions	121	214	243	83	153
On regulatory deposits	1	1	5	1	1
On trading and investment securities	397	471	573	324	340
On loans and advances	8,245	9,122	8,930	5,733	6,613
Other	273	443	490	192	185

	9,037	10,251	10,241	6,333	7,292
From controlled entities	—	—	—	93	187

Total interest income	9,037	10,251	10,241	6,426	7,479

Other operating income
(i) Fee income
Lending	876	787	727	771	686
Other, commissions(1)	1,196	1,105	1,133	861	794

	2,072	1,892	1,860	1,632	1,480
From controlled entities	—	—	—	284	372

Total fee income	2,072	1,892	1,860	1,916	1,852
(ii) Other income
Significant transaction: Net profit before tax from sale of business to ING Australia joint venture	174	—	—	192	—
Foreign exchange earnings	365	348	342	264	279
Profit on sale of strategic investments	—	99	—	—	—
Hedge of TrUEPrs(2) Cash Flows	72	27	—	72	27
Life insurance margin on services operating income (refer note 41)	99	190	175	—	—
Profit on trading instruments	59	63	87	44	40
Profit on sale of premises(3)	5	3	13	2	3
Rental income	4	5	7	3	4
Share of associates: profit from ING joint venture	2	—	—	—	—
Share of associates profit (net of writeoffs)	29	(25)	3	—	—
Dividend income from strategic investments	—	21	19	—	—
Writedown of equity investments	—	(84)	—	—	(41)
Other	89	34	77	142	497

Total other income	898	681	723	719	809

Total other operating income(4)	2,970	2,573	2,583	2,635	2,661

Items reported as abnormal in prior periods (refer note 6)	—	—	1,207	—	—

Total income(5)	12,007	12,824	14,031	9,061	10,140

(1)
Includes commissions from funds management business (up to 30 Apri1 2002).

(2)
Preference shares are issued via the TrUEPrs structure. This income is earnt on a fixed receive/floating pay swap of the fixed dividend commitments.

(3)
Gross proceeds on sale of premises is $42 million (2001: $98 million, 2000: $164 million).

(4)
The Company's 'other income' include dividends received from controlled entities of $65 million (2001: $516 million).

(5)
Includes external dividend income of $3 million (2001: $75 million, 2000: $192 million) for the Group and $2 million (2001: $47 million) for the Company.

3:    Expenses

Interest Expense

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
To other financial institutions	246	590	577	225	568
On deposits	3,019	3,597	4,082	2,371	2,860
On borrowing corporations' debt	404	454	409	—	—
On commercial paper	251	584	486	46	211
On loan capital, bonds and notes	801	797	596	793	768
Other	298	396	290	210	224

	5,019	6,418	6,440	3,645	4,631
To controlled entities	—	—	—	168	197

Total interest expense	5,019	6,418	6,440	3,813	4,828

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Operating expenses
(i) Personnel
Employee taxes
Payroll	66	60	68	62	57
Fringe benefits tax	31	40	33	26	32
Pension fund	103	93	99	88	79
Provision for employee entitlements	32	31	33	29	30
Salaries and wages	1,134	1,124	1,201	892	893
Other	348	327	324	293	280

Total personnel expenses	1,714	1,675	1,758	1,390	1,371

(ii) Premises
Amortisation of leasehold improvements	14	15	13	8	8
Depreciation of buildings and integrals	17	18	23	2	3
Rent	161	152	145	131	129
Utilities and other outgoings	92	89	101	70	70
Other	15	11	12	11	10

	299	285	294	222	220
To controlled entities	—	—	—	37	34
Total premises expenses	299	285	294	259	254

(iii) Computer
Computer contractors	34	44	34	29	50
Data communication	62	49	41	44	37
Depreciation and amortisation	140	108	96	112	62
Rentals and repairs	59	61	71	49	51
Other	129	102	101	99	87

Total computer expenses	424	364	343	333	287

(iv) Other
Advertising and public relations	98	106	103	71	76
Amortisation of goodwill(2)	20	17	12	8	8
Audit fees (refer note 5)	3	3	3	2	2
Depreciation of furniture and equipment	35	42	42	28	31
Freight and cartage	36	32	28	30	27
Loss on sale of equipment	2	5	6	1	1
Non-lending losses, frauds and forgeries	51	45	55	36	30
Postage	47	42	45	36	32
Professional fees	97	114	136	79	91
Stationery	50	52	63	35	33
Telephone	53	70	79	38	49
Travel	77	79	83	57	58
Other	84	75	157	171	218

Total other expenses	653	682	812	592	656

(v) Restructuring(1)	63	86	107	62	73

Total operating expenses	3,153	3,092	3,314	2,636	2,641

Significant transaction: recovery from NHB litigation	(248)	—	—	(248)	—

Total operating expenses including recovery from NHB litigation	2,905	3,092	3,314	2,388	2,641

Items reported as abnormal in prior periods (refer note 6)	—	—	986	—	—

Total expenses	7,924	9,510	10,740	6,201	7,469

(1)
In addition, for 2000, restructuring costs of $361 million (Company $276 million) have been treated as abnormal.

(2)
In addition, there is a notional goodwill amortisation charge (2002: $18 million; 2001: nil) included in the calculation of the share of associates income from the ING Australia joint venture

4:    Equity Instruments Issued to Employees

        Under existing Australian Acounting Standards, equity instruments issued to employees are not required to be expensed. The impact of expensing options(1), and shares issued under the $1,000 employee share plan, have been calculated and are disclosed below.

Consolidated 2002 $m
Net profit attributable to shareholders of the Company	2,322
Expenses attributable to:
Options issued to Management Board(1)	(7)
Options issued to general management(1)	(19)
Shares issued under $1,000 employee share plan	(18)

Revised net profit attributable to shareholders of the Company	2,278

Revised earning per share basic (cents)	144.4

(1)
Based on fair values estimated at grant date using a modified Black Scholes model. Value of options amortised over vesting period.

5:    Remuneration of Auditors

	Consolidated			The Company
	2002 $'000	2001 $'000	2000 $'000	2002 $'000	2001 $'000
KPMG Australia
Auditor review of financial reports of the Company or any entity in the Group	2,065	2,296	2,386	1,586	1,465
Other audit-related services(1)(2)	2,793	1,753	1,707	2,685	308
Other assurance services(3)	8,188	2,811	1,745	7,453	2,811

	13,046	6,860	5,838	11,724	4,584

Consulting(4)	—	10,867	9,578	—	10,867
Taxation	1,278	1,681	4,791	1,256	1,681

	1,278	12,548	14,369	1,256	12,548

Total remuneration	14,324	19,408	20,207	12,980	17,132

Over seas Related practices of KPMG Australia
Auditor review of financial reports of Group entities	1,305	1,024	763	271	343
Other audit-related services(1)(2)	1,611	1,755	1,319	861	1,045
Other assurance services(3)	316	937	97	101	167

	3,232	3,716	2,179	1,233	1,555

Consulting(4)	—	—	1,813	—	—
Taxation	200	452	109	111	283

	200	452	1,922	111	283

Total remuneration	3,432	4,168	4,101	1,344	1,838

Other auditors
Auditor review of financial reports of Group entities	n/a	n/a	12	n/a	n/a
Other services	n/a	n/a	19	n/a	n/a

Total remuneration	n/a	n/a	31	n/a	n/a

Total remuneration of auditors	17,756	23,576	24,339	14,324	18,970

        By virtue of an Australian Securities and Investments Commission class order dated 30 September 1998, the auditors of Australia and New Zealand Banking Group Limited and its related bodies corporate, KPMG, have been exempted from compliance with the requirements of Section 324 of the Corporations Act 2001. The class order exemption applies in that partners and associates of KPMG not engaged on the audit of Australia and New Zealand Banking Group Limited and its related bodies corporate may be indebted to the Company, provided that such indebtedness arose upon ordinary commercial terms and conditions.

        It is Group policy that KPMG Australia or any of its related practices may provide assurance and other audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include regulatory and prudential reviews requested by the Company's regulators such as the Australian Prudential Regulation Authority. KPMG Australia or any of its related practices may not provide services that are perceived to be materially in conflict with the role of auditor. These include consulting advice and subcontracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work. However, non-audit services that are not perceived to be materially in conflict with the role of auditor may be provided by KPMG Australia or any of its related practices subject to the approval of the ANZ Audit Committee.

(1)
Includes completion accounts review.

(2)
Includes services for the audit or review of financial information other than financial reports including prudential supervision reviews for central banks, prospectus reviews, trust audits and other audits required for local statutory purposes.

(3)
Includes due diligence services principally related to ING joint venture. Under the policy adopted by ANZ in April 2002, due diligence services are no longer provided by the external auditor, unless specifically approved by the Board.

(4)
KPMG sold its consulting business effective 1 September 2001.

6:    Items Reported as Abnormal in Prior Periods

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Profit before tax
Revaluation of properties	—	—	30	—	—
Gain on sale of investment in Colonial	—	—	33	—	—
Income from sale of Grindlays and associated businesses	—	—	1,225	—	—
(Loss) before tax
Provisions raised on sale of Grindlays and associated businesses	—	—	(575)	—	—
Restructuring provision	—	—	(361)	—	—
Provision for litigation	—	—	(50)	—	—
Writedown of investment in Panin	—	—	(81)	—	—

Total prior period abnormal profit(loss) before tax	—	—	221	—	—

Income tax (expense) benefit applicable to
Restatement of deferred tax balances	—	—	(64)	—	—
Sale of Grindlays and associated businesses and provisions raised	—	—	(246)	—	—
Restructuring provision	—	—	116	—	—
Provision for litigation	—	—	17	—	—

Total prior period abnormal tax (expense)	—	—	(177)	—	—

Total prior period abnormal profit after tax	—	—	44	—	—

7: Income Tax Expense
Reconciliation of the prima facie income tax payable on profit with the income tax expense charged in the statement of financial performance
Profit before income tax	3,223	2,783	2,789	2,150	2,257

Prima facie income tax at 30% (2001: 34%; 2000: 36%)	967	946	1,004	645	767
Tax effect of permanent differences
Overseas tax rate differential	24	2	10	15	12
Other non-assessable income	(39)	(36)	(9)	(1)	(1)
Rebateable and non-assessable dividends	(11)	(32)	(70)	(20)	(191)
Application of available capital losses	—	—	(10)	—	—
Life insurance accounting	7	18	17	—	—
Revaluation of properties	—	—	(11)	—	—
Sale of Grindlays and associated business
(net permanent difference)	—	—	12	—	—
Impact of corporate tax rate change	—	—	64	—	—
Writedown of investments	—	27	29	—	12
Restructuring provision (composite tax rate)	—	—	15	—	—
Gain on sale of strategic investment	—	—	(12)	—	—
NHB settlement tax rate differential	15	—	—	15	—
Sale of business to ING Australia joint venture	(48)	—	—	(55)	—
Other	(19)	(18)	12	41	32

	896	907	1,051	640	631
Income tax under/(over) provided in prior years	2	4	(11)	3	16

Total income tax expense	898	911	1,040	643	647

Australia	683	716	782	578	591
Overseas	215	195	258	65	56

	898	911	1,040	643	647

8:    Dividends

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Ordinary dividends
Interim dividend	583	491	445	583	491
Proposed final dividend	692	595	528	692	595
Bonus option plan adjustment	(23)	(24)	(32)	(23)	(24)

Dividends on ordinary shares	1,252	1,062	941	1,252	1,062

        A final dividend of 46 cents, fully franked, is proposed to be paid on each fully paid ordinary share on 13 December 2002 (2001: final dividend of 40 cents, paid 14 December 2001, fully franked; 2000: final dividend of 35 cents, paid 15 December 2000, fully franked). The 2002 interim dividend of 39 cents, paid 1 July 2002, was fully franked, (2001: interim dividend of 33 cents, paid 2 July 2001, fully franked; 2000: interim dividend of 29 cents, paid 3 July 2000, fully franked).

        The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2001: 30%, 2000: 34%).

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Dividends on preference shares	117	119	102	—	—

        The Company has issued 124,032,000 preference shares, raising USD 775 million via Trust Securities issues. The Trust Securities carry an entitlement to a distribution of 8% (USD 400 million) or 8.08% (USD 375 million). The amounts are payable quarterly in arrears. Payment dates are the fifteenth days of January, April, July and October in each year.

Dividend Franking Account

        The amount of franking credits available to the Company for the subsequent financial year is nil (2001 and 2000: nil), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2002 financial year, less franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

        From 1 July 2002 the franking credits available have been measured in accordance with the New Business Tax System (Imputation) Act 2002 as the amount of income tax paid rather than being based on after-tax profits as in previous periods.

        This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit balances.

Restrictions which Limit the Payment of Dividends

        There are presently no significant restrictions on the payment of dividends from controlled entities to the Company. Various capital adequacy, liquidity, statutory reserve and other prudential requirements must be observed by certain controlled entities and the impact on these requirements caused by the payment of cash dividends is monitored. In practice however, there are significant tax considerations associated with the receipt of dividends from controlled entities by a company. Payment of dividends from domestic controlled entities constitutes assessable income to a recipient Australian company. Where the dividend is received from a company within the wholly-owned group or, if the payer company is not wholly-owned, (up to 30 June 2002) to the extent that the dividend is franked, the recipient company is generally entitled to a rebate of tax otherwise payable on the assessable dividend. With effect from 1 July 2002, for franked dividends received from non wholly-owned companies a gross up and offset mechanism applies. Should the recipient company's total assessable income be less than the rebateable/grossed up dividend income, or it be in a tax loss position, the rebate/offset will reduce or be eliminated. The Group therefore acts to preserve the availability of rebates/offsets by avoiding the payment of rebateable/grossed up dividends by domestic controlled entities in this situation.

        Payments of dividends from overseas controlled entities may attract withholding taxes which have not been provided for in these financial statements.

        There are presently no restrictions on payment of dividends by the Company. Reductions of shareholders' equity through payment of cash dividends is monitored having regard to the regulatory requirements to maintain a specified capital adequacy ratio. In particular, the Australian Prudential Regulation Authority has advised Australian banks that a bank under its supervision must consult with it before declaring a dividend if the bank has incurred a loss, or proposes to pay dividends which exceed the level of profits earned.

Dividend Reinvestment Plan

        During the year, 2,533,819 ordinary shares were issued at $18.33 per share, and 2,484,694 ordinary shares at $19.24 per share, under the Dividend Reinvestment Plan.

Bonus Option Plan

        Dividends paid during the year have been reduced by way of certain shareholders participating in the Bonus Option Plan and forgoing all or part of their right to dividends in return for the receipt of bonus shares.

        During the year, 679,408 ordinary shares were issued at $18.33 per share, and 672,437 ordinary shares at $19.24 per share, under the Bonus Option Plan.

	Declared dividend $m	Bonus options exercised $m	Amount paid $m
Final dividend 2001	595	(12)	583
Interim dividend 2002	583	(12)	571

	1,178	(24)	1,154

9:    Earnings per Ordinary Share

	2002 $m	Consolidated 2001 $m	2000 $m
Basic earnings per share (cents)	147.3	117.4	106.8
Earnings reconciliation
Net profit	2,325	1,872	1,749
Less: net profit attributable to outside equity interests	3	2	2
Less: preference share dividend paid	117	119	102
Earnings used in calculating basic earnings per share	2,205	1,751	1,645
Weighted average number of ordinary shares (millions)
Used in calculating basic earnings per share	1,496.9	1,492.1	1,540.3
Diluted earnings per share (cents)	146.6	117.0	106.0
Earnings reconciliation
Net profit	2,325	1,872	1,749
Less: net profit attributable to outside equity interests	3	2	2
Less: preference share dividend paid	117	119	102
Earnings used in calculating diluted earnings per share	2,205	1,751	1,645
Weighted average number of ordinary shares (millions)
Used in calculating basic earnings per share	1,496.9	1,492.1	1,540.3
Add: potential conversion of options to ordinary shares	7.6	4.2	12.1
Used in calculating diluted earnings per share	1,504.5	1,496.3	1,552.4

        The weighted average number of converted and lapsed options, weighted with reference to the date of conversion or lapse, and included in the calculation of diluted earnings per share is 1.2 million.

10:  Liquid Assets

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia
Coins, notes and cash at bankers	924	571	894	495
Money at call	112	191	101	86
Securities purchased under agreement to resell less than 90 days	524	753	522	752
Bills receivable and remittances in transit	1,179	269	1,179	269

	2,739	1,784	2,696	1,602

Overseas
Coins, notes and cash at bankers	293	231	109	82
Money at call	548	483	1	1
Other banks' certificates of deposit	2,725	3,934	2,418	3,637
Securities purchased under agreement to resell less than 90 days	—	12	326	—
Bills receivable and remittances in transit	1,093	1,036	770	659

	4,671	6,010	3,298	4,379

Total liquid assets	7,410	7,794	5,994	5,981

Maturity analysis based on original term to maturity at 30 September
Less than 90 days	4,821	5,504	3,432	3,692
More than (and including) 90 days	2,589	2,290	2,562	2,289

Total liquid assets	7,410	7,794	5,994	5,981

11:  Due from Other Financial Institutions

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia	706	951	695	946
Overseas	3,109	3,878	1,954	3,288

Total due from other financial institutions	3,815	4,829	2,649	4,234

Maturity analysis based on remaining term to maturity at 30 September
Overdraft	275	794	272	792
Less than 3 months	2,805	3,070	1,657	2,561
Between 3 months and 12 months	597	816	586	794
Between 1 year and 5 years	118	121	116	65
After 5 years	20	28	18	22

Total due from other financial institutions	3,815	4,829	2,649	4,234

12:  Trading Securities

Trading securities are allocated between Australia and Overseas based on the domicile of the issuer
Listed—Australia
Commonwealth securities	149	58	149	58
Local and semi-government securities	1,692	805	1,692	805

	1,841	863	1,841	863

Listed—Overseas
Equity securities	289	—	—	—
Other non-government securities	—	6	—	—

	289	6	—	—
Total listed	2,130	869	1,841	863

Unlisted—Australia
Other government securities	828	761	828	761
ANZ accepted bills	1,453	1,933	1,453	1,933
Other securities and equity securities	1,096	875	1,096	875

	3,377	3,569	3,377	3,569

Unlisted—Overseas
Other government securities	300	198	1	6
Other securities and equity securities	66	191	—	—

	366	389	1	6

Total unlisted	3,743	3,958	3,378	3,575

Total trading securities	5,873	4,827	5,219	4,438

Notes to the Financial Statements

13:    Investment Securities

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Investment securities are allocated between Australia and Overseas based on the domicile of the issuer
Listed—Australia
Other securities and equity investments	23	15	18	13

	23	15	18	13

Listed—Overseas
Other government securities	63	167	63	167
Other securities and equity investments	—	96	—	43

	63	263	63	210

Total listed	86	278	81	223

Unlisted—Australia
Commonwealth government securities	—	—	—	—
Local and semi-government securities	756	917	756	903
Other securities and equity investments	252	60	252	46

	1,008	977	1,008	949

Unlisted—Overseas
New Zealand government securities	488	425	—	—
US government securities	1,322	1,025	1,322	1,025
Other government securities	169	334	149	189
Other securities and equity investments	536	448	33	14

	2,515	2,232	1,504	1,228

Total unlisted	3,523	3,209	2,512	2,177

Total investment securities	3,609	3,487	2,593	2,400

Market value information
Listed—Australia
Other securities and equity investments	20	15	15	13

	20	15	15	13

Listed—Overseas
Other government securities	63	168	63	168
Other securities and equity investments	—	96	—	43

	63	264	63	211

Total market value of listed investment securities	83	279	78	224

Unlisted—Australia
Commonwealth government securities	—	—	—	—
Local and semi-government securities	756	917	756	903
Other securities and equity investments	252	60	252	46

	1,008	977	1,008	949
Unlisted—Overseas
New Zealand government securities	488	426	—	—
US government securities	1,322	1,025	1,322	1,025
Other government securities	169	334	149	189
Other securities and equity investments	541	448	28	14

	2,520	2,233	1,499	1,228

Total market value of unlisted investment securities	3,528	3,210	2,507	2,177

Total market value of investment securities	3,611	3,489	2,585	2,401

13:    Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2002

At book value	Less than 3 months $m	Between 3 months and 12 months $m	Between 1 year and 5 years $m	Between 5 years and 10 years $m	After 10 years $m	No maturity specified $m	Total $m	Market Value $m
Australia
Commonwealth securities	—	—	—	—	—	—	—	—
Local and semi-government securities	644	50	62	—	—	—	756	756
Other securities and equity investments	85	—	135	—	—	55	275	275

	729	50	197	—	—	55	1,031	1,031

Overseas
New Zealand government securities	164	324	—	—	—	—	488	488
US government securities	100	—	1,222	—	—	—	1,322	1,322
Other government securities	126	68	38	—	—	—	232	232
Other securities and equity investments	93	21	414	1	—	7	536	538

	483	413	1,674	1	—	7	2,578	2,580

Total book value	1,212	463	1,871	1	—	62	3,609	n/a

Total market value	1,212	464	1,872	1	—	62	n/a	3,611

	Less than 1 year %	Between 1 year and 5 years %	Between 5 years and 10 years %	After 10 years %
Weighted average yields(1)
Australia
Commonwealth securities	—	—	—	—
Local and semi-government securities	5.03	6.34	—	—
Other securities and equity investments	5.22	5.05	—	—
Overseas
New Zealand government securities	5.89	—	—	—
US government securities	2.19	3.88	—	—
Other government securities	3.54	3.69	—	—
Other securities and equity investments	3.96	2.11	8.00	—

(1)
Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2002

Based on remaining term to maturity at 30 September 2001

At book value	Less than 3 months $m	Between 3 months and 12 months $m	Between 1 year and 5 years $m	Between 5 years and 10 years $m	After 10 years $m	No maturity specified $m	Total $m	Market Value $m
Australia
Commonwealth securities	—	—	—	—	—	—	—	—
Local and semi-government securities	814	1	100	2	—	—	917	917
Other securities and equity investments	—	—	30	—	—	45	75	75

	814	1	130	2	—	45	992	992

Overseas
New Zealand government securities	275	150	—	—	—	—	425	426
US government securities	—	—	1,025	—	—	—	1,025	1,025
Other government securities	354	119	28	—	—	—	501	502
Other securities and equity investments	24	48	267	185	—	20	544	544

	653	317	1,320	185	—	20	2,495	2,497

Total book value	1,467	318	1,450	187	—	65	3,487	n/a

Total market value	1,467	319	1,451	187	—	65	n/a	3,489

	Less than 1 year %	Between 1 year and 5 years %	Between 5 years and 10 years %	After 10 years %
Weighted average yields(1)
Australia
Commonwealth securities	—	—	—	—
Local and semi-government securities	5.60	6.57	6.35	—
Other securities and equity investments	—	0.85	—	—
Overseas
New Zealand government securities	5.52	—	—	—
US government securities	—	6.30	—	—
Other government securities	7.28	8.21	—	—
Other securities and equity investments	7.36	4.03	3.84	—

(1)
Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2001

14:    Net Loans and Advances

        Loans and advances are classified between Australia, New Zealand and Overseas markets based on the domicile of the lending point.

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia
Overdrafts	3,151	2,430	3,151	2,430
Creditcard outstandings	3,888	3,352	3,888	3,352
Term loans—housing	52,381	43,969	52,381	43,969
Term loans—non-housing	31,420	31,381	28,688	28,685
Lease finance (refer below)	2,503	2,524	878	767
Hire purchase	8,203	8,075	332	302
Other	992	724	973	724

	102,538	92,455	90,291	80,229

New Zealand
Overdrafts	619	707	—	—
Credit card outstandings	462	409	—	—
Term loans—housing	9,796	9,394	—	—
Term loans—non-housing	6,460	6,154	—	—
Lease finance (refer below)	375	294	—	—
Hire purchase	477	445	—	—
Other	908	902	—	—

	19,097	18,305	—	—

Overseas markets
Overdrafts	860	579	722	426
Credit card outstandings	108	70	26	20
Term loans—housing	323	320	239	251
Term loans—non-housing	11,938	14,291	9,983	12,737
Lease finance (refer below)	469	642	449	382
Commercial bills	7	28	7	28
Other	9	—	3	—

	13,714	15,930	11,429	13,844

Total gross loans and advances	135,349	126,690	101,720	94,073

Provisions for doubtful debts (refer note 16)	(2,081)	(1,886)	(1,819)	(1,680)
Income yet to mature	(1,208)	(1,147)	(1)	—

	(3,289)	(3,033)	(1,820)	(1,680)

Total net loans and advances	132,060	123,657	99,900	92,393

Lease finance consists of gross lease receivables
Current	741	463	103	135
Non-current	2,606	2,997	1,224	1,014

	3,347	3,460	1,327	1,149

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term
to maturity at 30 September 2002

	Overdraft(1) $m	Less than 3 months $m	Between 3 months and 12 months $m	Between 1 year and 5 years $m	After 5 years $m	Total $m
Australia
Agriculture, forestry, fishing and mining	398	891	433	575	1,139	3,436
Business service	278	215	396	481	750	2,120
Entertainment, leisure and tourism	98	175	442	893	857	2,465
Financial, investment and insurance	1,467	67	818	2,016	235	4,603
Government and official institutions	3	—	3	22	39	67
Lease finance	—	93	319	1,570	521	2,503
Manufacturing	381	1,483	710	1,011	718	4,303
Personal(2)	3,131	4,208	270	6,723	561	14,893
Real estate—construction	235	29	91	347	450	1,152
Real estate—mortgage(3)	116	969	1,407	9,130	45,427	57,049
Retail and wholesale trade	756	1,748	915	752	1,786	5,957
Other	178	1,443	635	723	1,011	3,990
New Zealand
Agriculture, forestry, fishing and mining	54	124	91	269	436	974
Business service	15	40	31	109	64	259
Entertainment, leisure and tourism	26	20	17	342	59	464
Financial, investment and insurance	59	69	46	863	5	1,042
Government and official institutions	7	11	6	60	37	121
Lease finance	22	62	57	102	132	375
Manufacturing	91	134	450	688	252	1,615
Personal(2)	41	173	137	296	74	721
Real estate—construction	13	55	39	77	52	236
Real estate—mortgage(3)	619	297	275	1,050	8,704	10,945
Retail and wholesale trade	54	57	108	547	184	950
Other	79	205	160	786	166	1,396
Overseas Markets
Agriculture, forestry, fishing and mining	18	135	141	714	544	1,552
Business service	11	10	29	121	5	176
Entertainment, leisure and tourism	5	10	6	75	26	122
Financial, investment and insurance	7	26	56	223	207	519
Government and official institutions	18	—	12	52	9	91
Lease finance	—	188	—	188	93	469
Manufacturing	211	549	711	910	705	3,086
Personal(2)	14	84	50	400	579	1,127
Real estate—construction	18	102	27	123	45	315
Real estate—mortgage(3)	41	7	341	360	262	1,011
Retail and wholesale trade	295	166	24	200	13	698
Other	329	439	433	1,778	1,568	4,547

Gross loans and advances	9,088	14,284	9,686	34,576	67,715	135,349

Specific provision for doubtful debts	(585)	—	—	—	—	(585)
Income yet to mature	—	(286)	(272)	(642)	(8)	(1,208)

	(585)	(286)	(272)	(642)	(8)	(1,793)

Loans and advances net of specific provision and income yet to mature	8,503	13,998	9,414	33,934	67,707	133,556

General provision	—	—	—	—	(1,496)	(1,496)

Net loans and advances	8,503	13,998	9,414	33,934	66,211	132,060

Interest rate sensitivity
Fixed interest rates(4)	938	8,519	6,434	21,481	15,552	52,925
Variable interest rates	8,150	5,765	3,252	13,095	52,163	82,424

	9,088	14,284	9,686	34,576	67,715	135,349

(1)
Overdraft includes credit cards and unsecured lending

(2)
Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)
Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

(4)
Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term
to maturity at 30 September 2001

	Overdraft(1) $m	Less than 3 months $m	Between 3 months and 12 months $m	Between 1 year and 5 years $m	After 5 years $m	Total $m
Australia
Agriculture, forestry, fishing and mining	345	1,007	649	565	934	3,500
Business service	251	190	328	600	675	2,044
Entertainment, leisure and tourism	96	218	617	542	820	2,293
Financial, investment and insurance	1,282	155	849	1,866	159	4,311
Government and official institutions	4	43	1	28	46	122
Lease finance	—	95	327	1,550	552	2,524
Manufacturing	424	1,164	802	1,025	619	4,034
Personal(2)	2,406	3,690	570	6,269	500	13,435
Real estate—construction	212	39	107	357	483	1,198
Real estate—mortgage(3)	116	1,354	1,321	8,038	38,298	49,127
Retail and wholesale trade	664	1,745	1,005	924	1,679	6,017
Other	157	1,208	931	739	815	3,850
New Zealand
Agriculture, forestry, fishing and mining	37	54	150	455	274	970
Business service	4	3	8	77	16	108
Entertainment, leisure and tourism	8	4	9	155	44	220
Financial, investment and insurance	45	9	379	287	444	1,164
Government and official institutions	4	2	5	83	16	110
Lease finance	11	4	15	35	229	294
Manufacturing	53	68	70	762	58	1,011
Personal(2)	42	79	252	565	144	1,082
Real estate—construction	9	23	49	120	40	241
Real estate—mortgage(3)	391	92	84	955	8,967	10,489
Retail and wholesale trade	45	387	78	506	143	1,159
Other	57	86	149	647	518	1,457
Overseas markets
Agriculture, forestry, fishing and mining	92	454	400	648	122	1,716
Business service	9	8	33	52	4	106
Entertainment, leisure and tourism	2	17	5	94	23	141
Financial, investment and insurance	494	170	84	93	271	1,112
Government and official institutions	28	11	61	45	117	262
Lease finance	—	—	11	462	169	642
Manufacturing	112	1,204	1,151	1,259	416	4,142
Personal(2)	21	137	108	201	255	722
Real estate—construction	10	188	36	436	10	680
Real estate—mortgage(3)	8	72	138	575	356	1,149
Retail and wholesale trade	150	479	62	149	22	862
Other	299	698	958	1,286	1,155	4,396

Gross loans and advances	7,888	15,157	11,802	32,450	59,393	126,690

Specific provision for doubtful debts	(500)	—	—	—	—	(500)
Income yet to mature	—	(276)	(287)	(575)	(9)	(1,147)

	(500)	(276)	(287)	(575)	(9)	(1,647)

Loans and advances net of specific provision and income yet to mature	7,388	14,881	11,515	31,875	59,384	125,043

General provision	—	—	—	—	(1,386)	(1,386)

Net loans and advances	7,388	14,881	11,515	31,875	57,998	123,657

Interest rate sensitivity
Fixed interest rates(4)	589	6,873	7,140	21,744	16,859	53,205
Variable interest rates	7,299	8,284	4,662	10,706	42,534	73,485

	7,888	15,157	11,802	32,450	59,393	126,690

(1)
Overdraft includes credit cards and unsecured lending

(2)
Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)
Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

(4)
Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

15:    Impaired Assets

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Summary of impaired assets
Non-accrual loans	1,203	1,260	1,006	961
Restructured loans	1	1	1	1
Unproductive facilities	54	41	52	39

Gross impaired assets	1,258	1,302	1,059	1,001
Specific provisions
Non-accrual loans	(575)	(490)	(500)	(388)
Unproductive facilities	(10)	(10)	(9)	(9)

Net impaired assets	673	802	550	604

Non-accrual loans
Non-accrual loans	1,203	1,260	1,006	961
Specific provisions	(575)	(490)	(500)	(388)

Total net non-accrual loans	628	770	506	573

Restructured loans
For these loans interest and fees are recognised as income on an accrual basis	1	1	1	1

Other real estate owned
In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets	—	—	—	—

Unproductive facilities
Unproductive facilities	54	41	52	39
Specific provisions	(10)	(10)	(9)	(9)

Net unproductive facilities	44	31	43	30

Accruing loans past due 90 days or more
These amounts, comprising loans less than $100,000 or fully secured, are not classified as impaired assets and therefore are not included within the above summary	216	351	153	265

        Further analysis of impaired assets at 30 September 2002 and interest and/or other income received during the year under Australian Prudential Regulation Authority guidelines is as follows:

	Consolidated			The Company
	Gross balance outstanding $m	Specific provision $m	Interest and/or other income received $m	Gross balance outstanding $m	Specific provision $m	Interest and/or other income received $m
Non-accrual loans
Without provisions
Australia	78	—	4	75	—	4
New Zealand	7	—	1	—	—	—
Overseas markets	46	—	10	17	—	6

	131	—	15	92	—	10

With provisions and no, or partial performance(1)
Australia	436	204	5	362	178	5
New Zealand	30	20	2	—	—	—
Overseas markets	353	337	5	307	310	5

	819	561	12	669	488	10

With provisions and full performance(1)
Australia	9	4	1	6	4	1
New Zealand	—	—	—	—	—	—
Overseas markets	244	10	1	239	8	1

	253	14	2	245	12	2

Total non-accrual loans	1,203	575	29	1,006	500	22

Restructured loans	1	—	—	1	—	—
Unproductive facilities	54	10	—	52	9	—

Total	1,258	585	29	1,059	509	22

(1)
A loan's performance is assessed against its contractual repayment schedule

Interest and other income forgone on impaired assets

        The following table shows the estimated amount of interest and other income that would have been recorded had interest and other income on non-accrual loans and unproductive facilities been accrued to income (or, in the case of restructured loans, had interest and other income been accrued at the original contract rate), and the amount of interest and other income received with respect to such loans.

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	50	47	42	37
New Zealand	3	12	—	—
Overseas markets	30	67	23	38

Total gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities	83	126	65	75

Interest and other income received
Australia	(10)	(20)	(10)	(18)
New Zealand	(3)	(4)	—	—
Overseas markets	(16)	(14)	(12)	(10)

Total interest and other income received	(29)	(38)	(22)	(28)

Net interest and other income forgone

Australia	40	27	32	19
New Zealand	—	8	—	—
Overseas markets	14	53	11	28

Total net interest and other income forgone	54	88	43	47

16:    Provisions for Doubtful Debts

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
General provision
Balance at start of year	1,386	1,373	1,395	1,283	1,280
Adjustment for exchange rate fluctuations	(22)	2	(51)	(41)	2
Sale of Grindlays	—	—	(90)	—	—
Charge to statement of financial performance	610	531	502	460	414
Significant transactions: special charge to statement of financial performance(1)	250	—	—	250	—
Transfer to specific provision	(788)	(595)	(429)	(677)	(461)
Recoveries	60	75	46	35	48

Total general provision	1,496	1,386	1,373	1,310	1,283

Specific provision
Balance at start of year	500	709	907	397	507
Adjustment for exchange rate fluctuations	(6)	30	88	(6)	22
Sale of Grindlays	—	—	(176)	—	—
Bad debts written off	(697)	(834)	(539)	(559)	(593)
Transfer from general provision	788	595	429	677	461

Total specific provision	585	500	709	509	397

Total provisions for doubtful debts	2,081	1,886	2,082	1,819	1,680

Provision movement analysis
New and increased provisions
Australia	423	562	319	348	461
New Zealand	54	67	52	—	—
Asia	12	17	98	6	20
Other overseas markets	409	30	79	403	26

	898	676	548	757	507
Provision releases	(110)	(81)	(119)	(81)	(46)

	788	595	429	676	461
Recoveries of amounts previously written off	(60)	(75)	(46)	(35)	(48)

Net specific provision	728	520	383	641	413
Net credit to general provision	132	11	119	69	1

Charge to statement of financial performance	860	531	502	710	414

Ratios
Provisions(2) as a % of total advances(2)%		%	%	%	%
Specific	0.4	0.4	0.5	0.4	0.4
General	1.1	1.0	1.0	1.1	1.2
Provisions(2) as a % of risk weighted assets
Specific	0.4	0.4	0.5	0.5	0.4
General	1.1	1.0	1.1	1.3	1.2

Bad debts written off as a % of total advances(3)	0.5	0.6	0.4	0.5	0.5

Net specific provision as a % of total advances(3)	0.5	0.4	0.2	0.5	0.4

(1)
Following an assessment of the general provision balance in March 2002, a special provision for doubtful debts of $250 million ($175 million after tax) was charged to restore the provision balance to an appropriate level in the current environment of unexpected investment grade defaults

(2)
Excludes provisions for unproductive facilities

(3)
See definitions on page 89

17:    Customers' Liabilities for Acceptances

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia
Agriculture, forestry, fishing and mining	645	823	645	823
Business service	464	574	464	574
Entertainment, leisure and tourism	474	1,017	474	1,017
Financial, investment and insurance	730	555	730	555
Manufacturing	2,921	3,204	2,921	3,204
Personal(1)	14	144	14	144
Real estate—construction	147	223	147	223
Real estate—mortgage(2)	5,012	4,225	5,012	4,225
Retail and wholesale trade	1,851	2,349	1,851	2,349
Other	1,426	999	1,426	999

	13,684	14,113	13,684	14,113

Overseas
Agriculture, forestry, fishing and mining	2	7	2	7
Business service	1	1	1	1
Financial, investment and insurance	51	137	51	137
Manufacturing	7	34	7	34
Retail and wholesale trade	18	12	18	12
Other	33	20	33	20

	112	211	112	211

Total customers' liabilities for acceptances	13,796	14,324	13,796	14,324

(1)
Personal includes non-business acceptances to individuals

(2)
Real estate mortgage includes residential and commercial property exposure. Acceptances within this category are for the purchase of such properties and must be secured by property

18:    Regulatory Deposits

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Overseas central banks	178	133	138	98

19:    Shares in Controlled Entities, Associates and Joint Venture Entities

Refer notes 44 to 46 for details.

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Total shares in controlled entities	—	—	6,238	6,088
Total shares in associates	99	64	18	13
Total shares in joint venture entity	1,593	—	—	—

Total shares in controlled entities, associates and joint venture entities	1,692	64	6,256	6,101

Acquisitions of controlled entities

        There were no material controlled entities acquired during the year ended 30 September 2002 and 2001.

Disposals of controlled entities

        On 30 Apri1 2002, ANZ formed a joint venture with ING Australia Pty Ltd. ANZ have a 49% equity interest in the joint venture and 49% of the voting rights. ANZ sold a controlling interest in ANZ Life Assurance Company Limited, ANZ Managed Investments Limited, ANZ General Insurance Limited and Investment and Administration Services Limited to the joint venture representing net assets of $392 million (fair value of business $879 million) as well as paying $960 million in cash. ING also contributed net assets of $1,091 million into the joint venture.

        ANZ's businesses were sold at fair value to the joint venture and a profit on sale of $170 million (after tax and transaction costs) was recognised.

        Subsequent to 30 April 2002 ANZ accounts for its interest in the joint venture using the equity method of accounting. The results of the joint venture have been included in the consolidated financial statements since the date of acquisition.

        There were no material controlled entities disposed of during the year ended 30 September 2001.

20:    Deferred Tax Assets

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Future income tax assets comprises
General provision for doubtful debts	489	436	413	383
Other	729	764	422	483

Total income tax assets	1,218	1,200	835	866

Future income tax assets
Australia	883	920	644	714
Overseas	335	280	191	152

	1,218	1,200	835	866

        Certain potential future income tax assets within the Group have not been recognised as assets because recovery cannot be regarded as virtually certain. These potential benefits arise from tax losses and timing differences (benefits could amount to $6 million, 2001: $7 million), and from realised capital losses (benefits could amount to $2 million, 2001: nil).

        These benefits will only be obtained if

  (i)
  the relevant entities derive future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

  (ii)
  the relevant entities continue to comply with the conditions for deductibility imposed by law; and

  (iii)
  there are no changes in taxation legislation adversely affecting the benefit of the taxation deductions.

21:    Goodwill

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Goodwill—at cost	250	187	126	111
Accumulated amortisation	(70)	(50)	(32)	(24)

Total goodwill(1)	180	137	94	87

(1)
Excludes notional goodwill related to the ING joint venture of $865 million

22:    Other Assets

Property held for resale
Cost of acquisition	25	18	—	—
Development expenses capitalised	—	20	—	—

	25	38	—	—
Provision for diminution in value	—	—	—	—

	25	38	—	—

Accrued interest/prepaid discounts	941	1,310	750	1,010
Accrued commission	133	118	93	70
Prepaid expenses	373	348	126	129
Treasury instruments revaluations	7,918	13,579	7,044	12,936
Security settlements	305	771	283	593
Operating leases residual value	437	410	—	—
Available for sale emerging markets portfolio	24	44	24	44
Other	1,654	2,288	1,283	1,992

Total other assets	11,810	18,906	9,603	16,774

23:    Premises and Equipment

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Freehold and leasehold land and buildings
At cost(1)	469	494	28	28
Provision for depreciation	(14)	(11)	(1)	(1)

	455	483	27	27

Leasehold improvements
At cost	154	145	99	96
Provision for amortisation	(110)	(102)	(69)	(68)

	44	43	30	28

Furniture and equipment
At cost	706	748	477	454
Provision for depreciation	(475)	(505)	(316)	(283)

	231	243	161	171

Computer and office equipment
At cost	717	768	536	582
Provision for depreciation	(434)	(508)	(301)	(367)

	283	260	235	215

Software
At cost	515	349	474	314
Provision for amortisation	(96)	(46)	(85)	(42)

	419	303	389	272

Capital works in progress
At cost	32	29	24	18

Total premises and equipment	1,464	1,361	866	731

(1)
In accordance with AASB 1041 this represents deemed cost

        From 1 October 2000 as allowed by AASB 1041 "Revaluation of Non Current Assets" the Group elected to revert to the cost basis for measuring the class of assets land and building.

        All premises over a specific value are subject to external valuation at least once every three years by independent valuers. Valuations are based on the estimated open market value and assume that the premises concerned continue to be used in their existing manner by the Group.

        The independent valuation of the Group's freehold land and buildings carried out as at 30 June 2002 by Jones Lang La Salle Advisory resulted in a valuation of $464 million (The Company: $32 million). As land and buildings are recorded at cost, the valuation has not been brought to account.

24:    Due to Other Financial Institutions

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia	2,340	2,457	2,340	2,457
Overseas	8,520	10,233	8,032	9,504

Total due to other financial institutions	10,860	12,690	10,372	11,961

Maturity analysis based on remaining term to maturity at 30 September
At call	2,639	2,636	2,338	2,185
Less than 3 months	6,623	7,890	6,453	7,612
Between 3 months and 12 months	694	2,124	677	2,124
Between 1 year and 5 years	904	40	904	40

Total due to other financial institutions	10,860	12,690	10,372	11,961

25:    Deposits and Other Borrowings

        Deposits and other borrowings are classified between Australia and Overseas based on the location of the deposit taking point.

	Consolidated		The Company
	2002	2001	2002	2001
	$m	$m	$m	$m
Australia
Certificates of deposit	5,340	2,714	5,340	2,714
Term deposits	18,864	15,963	19,240	16,341
Other deposits bearing interest	37,905	33,552	37,890	33,552
Deposits not bearing interest	3,539	3,818	3,539	3,818
Commercial paper	3,963	5,043	2,868	3,265
Borrowing corporations' debt(1)	6,430	5,989	—	—
Securities sold under agreement to repurchase	10	30	10	30
Other borrowings	1,085	574	1,085	574

	77,136	67,683	69,972	60,294

Overseas
Certificates of deposit	6,333	5,062	4,075	3,472
Term deposits	18,395	19,032	9,870	11,580
Other deposits bearing interest	6,317	6,184	869	827
Deposits not bearing interest	1,710	1,470	472	348
Commercial paper	1,654	4,059	—	—
Borrowing corporations' debt(1)	1,713	1,353	—	—
Other unsecured borrowings	39	31	—	31

	36,161	37,191	15,286	16,258

Total deposits and other borrowings	113,297	104,874	85,258	76,552

Maturity analysis based on remaining term to maturity at 30 September
At call	46,121	44,263	39,325	37,652
Less than 3 months	49,284	45,225	36,347	30,274
Between 3 months and 12 months	13,615	10,378	8,089	6,289
Between 1 year and 5 years	4,091	4,909	1,404	2,254
After 5 years	186	99	93	83

Total deposits and other borrowings	113,297	104,874	85,258	76,552

(1)
Included in this balance is debenture stock of controlled entities. The debenture stock is secured by a trust deed and collateral debentures, giving floating charges upon the undertaking and all the assets of the entities involved other than land and buildings. All subsidiaries of the controlled entities (except for some subsidiaries which have been placed or are expected to be placed in voluntary deregistration and have minimal book value) have guaranteed the payment of principal, interest and other monies in relation to all debenture stock and unsecured notes issued by the controlled entity. No subsidiaries have given any charge over their respective assets in support of the above mentioned guarantees

26:    Income Tax Liabilities

	Consolidated		The Company
	2002	2001	2002	2001
	$m	$m	$m	$m
Australia
Provision for income tax	538	460	476	357
Provision for deferred income tax	593	615	315	414

	1,131	1,075	791	771

Overseas
Provision for income tax	37	49	32	65
Provision for deferred income tax	172	211	98	63

	209	260	130	128

Total income tax liabilities	1,340	1,335	921	899

Provision for deferred income tax comprises
Lease finance	111	209	43	31
Other	654	617	370	446

	765	826	413	477

27: Payables and Other Liabilities

	Consolidated		The Company
	2002	2001	2002	2001
	$m	$m	$m	$m
Australia
Payables	2,174	1,515	2,137	1,349
Accrued interest and unearned discounts	721	865	611	738
Treasury instruments revaluations	4,142	7,598	4,134	7,586
Accrued charges	258	261	237	394
Security settlements	363	—	363	—
Other liabilities	128	444	128	259

	7,786	10,683	7,610	10,326

Overseas
Payables	124	190	10	11
Accrued interestand unearned discounts	333	561	171	343
Treasury instruments revaluations	3,344	3,202	2,197	2,461
Accrued charges	136	136	52	62
Security settlements	48	327	37	318
Other liabilities	679	849	626	353

	4,664	5,265	3,093	3,548

Total payables and other liabilities	12,450	15,948	10,703	13,874

28: Provisions
Employee entitlements	253	242	222	213
Dividends (refer note 8)	692	595	692	595
Non-lending losses, frauds and forgeries	216	775	184	717
Restructuring costs and surplus leased space	143	280	103	231
Other	440	250	410	225

Total provisions	1,744	2,142	1,611	1,981

29: Bonds and Notes

Bonds and notes by currency
USD United States dollars	5,758	8,076	5,758	8,076
GBP Great British pounds	1,346	1,225	1,346	1,225
AUD Australian dollars	160	151	160	151
NZD New Zealand dollars	183	165	11	—
JPY Japanese yen	83	111	83	111
EUR Euro dollars	4,550	3,581	4,550	3,581
HKD Hong Kong dollars	2,188	1,854	2,188	1,854
CHF Swiss francs	173	177	173	177
CAD Canadian dollars	14	—	14	—
NOK Norwegian krone	98	—	98	—
SGD Singapore dollars	155	—	155	—

Total bonds and notes	14,708	15,340	14,536	15,175

Bonds and notes by maturity
Maturity analysis based on remaining term to maturity at 30 September
Less than 3 months	399	995	399	995
Between 3 months and 12 months	3,502	2,856	3,330	2,856
Between 1 year and 5 years	10,807	11,428	10,807	11,263
After 5 years	—	61	—	61

Total bonds and notes	14,708	15,340	14,536	15,175

30:  Loan Capital

				Consolidated		The Company
			Interest Rate
				2002	2001	2002	2001
			%	$m	$m	$m	$m
Perpetual subordinated notes
USD	300m	floating rate notes	LIBOR(1)+0.15	551	612	551	612
USD	258.7m	fixed rate notes	9.125	476	528	476	528

				1,027	1,140	1,027	1,140

Subordinated notes
USD	40m(2)	floating rate notes due 2002	LIBOR+0.70	71	163	71	163
USD	250m	fixed notes due 2004	6.25	459	510	459	510
USD	125m	floating rate notes due 2005	LIBOR+0.45	—	255	—	—
USD	500m	fixed notes due 2006	7.55	919	1,020	919	1,020
USD	12.5m	floating rate notes due 2007	LIBOR+0.50	23	25	23	25
JPY	482m	floating rate notes due 2007	LIBOR+0.50	7	8	7	8
USD	250m	floating rate notes due 2007	LIBOR+0.25	—	510	—	510
JPY	568.8m	floating rate notes due 2008	LIBOR+0.55	9	10	9	10
USD	14.3m	floating rate notes due 2008	LIBOR+0.50	26	29	26	29
USD	79m	floating rate notes due 2008(3)	LIBOR+0.53	145	161	145	161
AUD	400m	floating rate notes due 2008(4)	BBSW+0.57	400	—	400	—
AUD	100m	floating rate notes due 2008(4)	BBSW+0.57	100	—	100	—
NZD	300m	floating rate notes due 2012	bkbm(3)+0.50	259	—	—	—

				2,418	2,691	2,159	2,436

Total loan capital				3,445	3,831	3,186	3,576

Loan capital by currency
AUD	Australian dollars			500	—	500	—
NZD	New Zealand dollars			259	—	—	—
USD	United States dollars			2,670	3,813	2,670	3,558
JPY	Japanese yen			16	18	16	18

				3,445	3,831	3,186	3,576

Loan capital by maturity
Maturity analysis based on remaining term to maturity at 30 September
Between 3 months and 12 months				71	—	71	—
Between 1 year and 5 years				1,378	1,948	1,378	1,693
After 5 years				969	743	710	743

Perpetual				1,027	1,140	1,027	1,140

				3,445	3,831	3,186	3,576

(1)
LIBOR is an average of rates offered on loans to leading banks in the London inter-bank market

(2)
As at 30 September 1998 principal of note outstanding was US$200 million. Note is repayable over 5 years ($40 million (20%) per annum), commencing in October 1998

(3)
Prior to January 2002, the interest rate was LIBOR+1.03

(4)
After March 2007 rate changes to BBSW+1.07

        Loan capital is subordinated in right of payment to the claims of depositors and all other creditors of the Company and its controlled entities which have issued the notes, and constitutes tier 2 capital as defined by the Australian Prudential Regulation Authority for capital adequacy purposes

31: Share Capital

	The Company
Number of issued shares
	2002	2001	2000
Ordinary shares each fully paid	1,503,886,082	1,488,267,146	1,506,210,690
Ordinary shares each paid to 10 cents per share(1)	—	—	73,000
Preference shares each fully paid	124,032,000	124,032,000	124,032,000

Total number of issued shares	1,627,918,082	1,612,299,146	1,630,315,690

(1)
90 cents outstanding per share.

Ordinary shares

        Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

        On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

	The Company
Number of issued shares
	2002	2001	2000
Balance at start of year	1,488,267,146	1,506,210,690	1,565,428,469
Bonus option plan	1,351,845	1,554,453	2,786,360
Dividend reinvestment plan	5,018,513	5,828,303	20,416,971
ANZ employee share acquisition plan	4,144,988	5,925,928	4,346,635
ANZ share option plan	5,103,590	2,125,120	1,947,138
ANZ share purchase scheme	—	73,000	22,000
Share buyback	—	(34,626,158)	(88,736,883)
Purchase of Amerika Samoa Bank	—	1,175,810	—

Balance at end of year	1,503,886,082	1,488,267,146	1,506,210,690

Preference shares

        The preference shares are fully paid non-converting non-cumulative preference shares issued for USD 6.25 per share via Trust Securities Issues in 1998. The Trust Securities are mandatorily exchangeable for the preference shares issued by the Company, and carry an entitlement to a non-cumulative trust distribution of 8.00% or 8.08% per annum payable quarterly in arrears. The Trust Securities were issued by a non diversified closed end management investment company registered under the US Investment Company Act of 1940. The preference shares themselves carry no present entitlement to dividends. Distribution to investors in the Trust Securities are funded by income distributions made by the Group.

        Upon maturity of the Trust Securities in 2048, investors will mandatorily exchange the Trust Securities for the preference shares and thereupon the preference shares will carry an entitlement to non-cumulative dividends of 8.00% or 8.08% per annum payable quarterly in arrears. The mandatory exchange of the Trust Securities for the preference shares may occur earlier at the Company's option or in specified circumstances.

        With the prior consent of the Australian Prudential Regulation Authority, the preference shares are redeemable at the Company's option after 5 years, or within 5 years in limited circumstances. The entitlement of investors to distributions on the Trust Securities will cease on redemption of the preference shares.

        The transaction costs arising on the issue of these instruments were recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

		Consolidated		The Company
		2002 $m	2001 $m	2002 $m	2001 $m
Preference share net proceeds at start and end of year	USD	748	748	748	748

Preference share net proceeds translated to AUD at 30 September rate	AUD	1,375	1,526	1,375	1,526

Share Buybacks

        The Company conducted no on-market buybacks during the year ended 30 September 2002.

32: Outside Equity Interests

	Consolidated
	2002	2001
	$m	$m
Share capital	2	2
Retained Profits	15	11

Total outside equity interests	17	13

33: Capital Adequacy

        The Australian Prudential Regulation Authority (APRA) adopts a risk-based capital assessment framework for Australian banks based on internationally accepted capital measurement standards. This risk-based approach requires eligible capital to be divided by total risk weighted assets, with the resultant ratio being used as a measure ofa bank's capital adequacy.

        Capital is divided into tier 1, or "core' capital, and tier 2, or "supplementary" capital. For capital adequacy purposes, eligible tier 2 capital cannot exceed the level of tier 1 capital. Banks are required to deduct from total capital any strategic holdings of other banks' capital instruments and investments in entities engaged in life insurance, funds management and securitisation activities. Under APRA guidelines, banks must maintain a ratio of qualifying capital to risk weighted assets of at least 8 per cent.

        The measurement of risk weighted assets is based on: a) A credit risk-based approach wherein risk weightings are applied to statement of financial position assets and to credit converted off balance sheet exposures. Categories of risk weights are assigned based upon the nature of the counterparty and the relative liquidity of the assets concerned and: b) The recognition of risk weighted assets attributable to market risk arising from trading and commodity positions. Trading and commodity balance sheet positions do not attract a risk weighting under the credit risk-based approach.

	Consolidated
Qualifying capital
	2002	2001
	$m	$m
Tier 1
Total shareholders' equity and outside equity interests	11,465	10,551
Asset revaluation reserve	(31)	(31)
Accumulated retained profits of insurance and funds management entities	(48)	—
Unamortised goodwill	(158)	(115)
Investment in ANZ Lenders Mortgage Insurance	(27)	(18)

Tier 1 capital	11,201	10,387

Tier 2
Asset revaluation reserve	31	31
Perpetual notes—subordinated	1,027	1,140
General provision for doubtful debts(1)	1,007	950

	2,065	2,121

Subordinated notes(2)	1,872	2,436

Tier 2 capital	3,937	4,557

Deductions
Investment in Funds Management entities	(43)	(567)
Investment in joint venture with ING	(1,593)	—
Other	(67)	(37)

	(1,703)	(604)

Total qualifying capital	13,435	14,340

Adjusted common equity(3)	8,123	8,257

	Assets		Risk weighted assets
Statement of financial position
	2002	2001	2002	2001
	$m	$m	$m	$m
Cash, claims on Australian Commonwealth and State Governments, and Territories, claims on OECD central governments, local currency claims on non-OECD governments and other zero weighted assets	21,188	28,173	—	—
Claims on approved banks and local governments	10,827	12,831	2,165	2,567
Advances secured by residential mortgages, approved merchant banks and stockbroking positions	65,575	57,420	32,788	28,710
Other assets—credit risk	82,697	84,283	82,697	84,283

Total statement of financial position assets—credit risk	180,287	182,707	117,650	115,560
Trading assets—market risk	2,818	2,786	n/a	n/a

Total statement of financial position assets	183,105	185,493	117,650	115,560

(1)
Excluding attributable future income tax benefit

(2)
Subordinated note issues are reduced by 20% of the original amount during each of the last five years to maturity

(3)
Tier 1 capital less preference share, less deductions

Off balance sheet exposures	2002	Contract/notional amount 2001	2002	Credit equivalent 2001	2002		Risk weighted assets 2001
	$m	$m	$m	$m	$m		$m
Direct credit substitutes	9,853	8,268	9,853	8,268	8,304		6,503
Trade and performance related items	12,781	10,570	5,905	4,866	5,431		4,479
Commitments	60,409	56,976	7,296	7,241	6,506		7,010
Foreign exchange, interest rate and other market related transactions	470,287	779,830	10,080	16,446	3,126		5,025

Total off balance sheet exposures
—credit risk	553,330	855,644	33,134	36,821	23,367		23,017

Total risk weighted assets—credit risk					141,017		138,579
Risk weighted assets—market risk					373		550

Total risk weighted assets					141,390		139,129

Capital adequacy ratios						%		%
Tier 1					7.9		7.5
Tier 2					2.8		3.2
Deductions					(1.2)		(0.4)

Total					9.5		10.3

Adjusted common equity(1)					5.7		5.9

(1)
Tier 1 capital, less preference shares, less deductions

34: Average Balance Sheet and Related Interest

        Averages used in the following table are predominantly daily averages. Interest income figures are presented on a tax-equivalent basis. Non-accrual loans are included under the interest earning asset category "Loans, advances and bills discounted". Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	2002			2001			2000
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest earning assets
Due from other financial institutions
Australia	653	26	3.9	858	47	5.5	1,134	62	5.4
New Zealand	570	26	4.6	589	34	5.7	344	19	5.6
Overseas markets	2,404	69	2.9	2,326	133	5.7	2,407	162	6.7
Investments in public securities
Australia	5,384	259	4.8	4,517	254	5.6	4,881	289	5.9
New Zealand	1,253	55	4.4	1,690	103	6.1	1,040	60	5.8
Overseas markets	1,550	82	5.3	1,613	114	7.1	2,234	227	10.1
Loans, advances and bills discounted
Australia	95,846	6,273	6.5	90,028	6,694	7.4	81,373	6,156	7.6
New Zealand	18,129	1,363	7.5	17,258	1,466	8.5	16,625	1,368	8.2
Overseas markets	14,195	627	4.4	15,087	986	6.5	17,118	1,428	8.3
Other assets
Australia	1,463	17	1.2	1,475	98	6.7	1,705	98	5.7
New Zealand	1,349	83	6.1	1,109	69	6.3	1,005	81	8.1
Overseas markets	3,124	179	5.7	2,751	276	10.0	3,292	317	9.6
Intragroup assets
Overseas markets	9,525	211	2.2	12,358	536	4.3	9,042	420	4.6

	155,445	9,270		151,659	10,810		142,200	10,687
Intragroup elimination	(9,525)	(211)		(12,358)	(536)		(9,042)	(420)

	145,920	9,059	6.2	139,301	10,274	7.4	133,158	10,267	7.7

Non-interest earning assets
Acceptances
Australia	14,556			15,421			15,061
New Zealand	—			—			—
Overseas markets	152			249			343
Premises and equipment	1,349			1,264			1,353
Other assets	18,189			19,957			18,090
Provisions for doubtful debts
Australia	(1,805)			(1,742)			(1,830)
New Zealand	(176)			(166)			(163)
Overseas markets	(58)			(156)			(381)

	32,207			34,827			32,473

Total assets	178,127			174,128			165,631

Total average assets
Australia	130,515			126,530			117,181
New Zealand	22,607			21,925			20,337
Overseas markets	34,530			38,031			37,155

	187,652			186,486			174,673
Intragroup elimination	(9,525)			(12,358)			(9,042)

	178,127			174,128			165,631

% of total average assets attributable to overseas activities	26.7%			27.3%			29.3%

	2002			2001			2000
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing liabilities
Time deposits
Australia	20,741	937	4.5	19,395	1,081	5.6	24,750	1,387	5.6
New Zealand	8,894	456	5.1	8,411	519	6.2	8,159	476	5.8
Overseas markets	15,113	417	2.8	13,156	658	5.0	15,234	931	6.1
Savings deposits
Australia	10,964	245	2.2	9,623	269	2.8	9,181	247	2.7
New Zealand	3,113	76	2.4	2,832	89	3.1	2,894	85	2.9
Overseas markets	449	7	1.5	353	7	2.0	1,359	57	4.2
Other demand deposits
Australia	23,397	792	3.4	20,456	872	4.3	17,053	781	4.6
New Zealand	1,903	78	4.1	1,621	82	5.0	1,469	66	4.5
Overseas markets	704	11	1.6	809	20	2.5	1,371	52	3.8
Due to other financial institutions
Australia	942	49	5.2	434	31	7.2	232	15	6.3
New Zealand	514	17	3.3	481	20	4.2	482	20	4.1
Overseas markets	7,399	180	2.4	10,224	539	5.3	8,976	542	6.0
Commercial paper
Australia	3,888	178	4.6	5,275	310	5.9	5,256	307	5.8
Overseas markets	3,641	73	2.0	5,408	274	5.1	3,079	180	5.8
Borrowing corporations' debt
Australia	6,097	316	5.2	6,108	365	6.0	5,935	340	5.7
New Zealand	1,472	88	6.0	1,334	88	6.6	1,136	69	6.1
Loan capital, bonds and notes
Australia	15,639	756	4.8	12,397	733	5.9	8,719	554	6.4
New Zealand	441	30	6.8	399	29	7.2	316	23	7.3
Overseas markets	540	15	2.7	600	35	5.9	276	19	7.0
Other liabilities(1)
Australia	1,463	165	n/a	1,938	169	n/a	1,454	63	n/a
New Zealand	117	98	n/a	108	160	n/a	116	156	n/a
Overseas markets	37	33	n/a	47	66	n/a	246	70	n/a
Intragroup Liabilities
Australia	6,778	128	1.9	8,763	395	4.5	5,511	286	5.2
New Zealand	2,747	83	3.0	3,595	141	3.9	3,531	134	3.8

	136,993	5,228		133,767	6,952		126,735	6,860
Intragroup elimination	(9,525)	(211)		(12,358)	(536)		(9,042)	(420)

	127,468	5,017	3.9	121,409	6,416	5.3	117,693	6,440	5.5

(1)
Includes foreign exchange swap costs

	2002 Average balance	2001 Average balance	2000 Average balance
	$m	$m	$m
Non-interest bearing liabilities
Deposits
Australia	3,925	3,713	3,636
New Zealand	873	883	794
Overseas markets	597	432	1,280
Acceptances
Australia	14,556	15,421	15,061
New Zealand	—	—	—
Overseas markets	152	249	343
Other liabilities	19,634	21,917	17,147

	39,737	42,615	38,261

Total liabilities	167,205	164,024	155,954

Total average liabilities
Australia	123,341	120,416	110,875
New Zealand	21,507	20,988	19,347
Overseas markets	31,882	34,978	34,774

	176,730	176,382	164,996
Intragroup elimination	(9,525)	(12,358)	(9,042)

	167,205	164,024	155,954

Total average shareholders' equity
Ordinary share capita1(1)	9,507	8,666	8,451
Preference share capital	1,415	1,438	1,226

	10,922	10,104	9,677

Total average liabilities and shareholders' equity	178,127	174,128	165,631

% of total average liabilities attributable to overseas activities	30.3%	31.9%	32.4%

(1)
Includes reserves and retained profits

35: Interest Spreads and Net Interest Average Margins

	2002	2001	2000
	$m	$m	$m
Net interest income(1)
Australia	3,009	2,868	2,625
New Zealand	601	544	499
Overseas markets	432	446	703

	4,042	3,858	3,827

Average interest earning assets
Australia	103,346	96,878	89,093
New Zealand	21,301	20,646	19,014
Overseas markets	30,798	34,135	34,093
Intragroup elimination	(9,525)	(12,358)	(9,042)

	145,920	139,301	133,158

	%	%	%

Gross earnings rate(2)
Australia	6.36	7.32	7.41
New Zealand	7.17	8.10	8.04
Overseas markets	3.79	5.99	7.49
Group	6.21	7.38	7.71

Interest spreads and net interest average margins may be analysed as follows
Australia
Gross interest spread	2.44	2.35	2.35
Interest forgone on impaired assets(3)	(0.04)	(0.03)	(0.03)

Net interest spread	2.40	2.32	2.32
Interest attributable to net non-interest bearing items	0.51	0.64	0.63

Net interest average margin—Australia	2.91	2.96	2.95

New Zealand
Gross interest spread	2.34	2.13	2.37
Interest forgone on impaired assets(3)	—	(0.03)	(0.02)

Net interest spread	2.34	2.10	2.35
Interest attributable to net non-interest bearing items	0.48	0.54	0.28

Net interest average margin—New Zealand	2.82	2.64	2.63

Overseas markets
Gross interest spread	1.20	0.92	1.61
Interest forgone on impaired assets(3)	(0.05)	(0.16)	(0.18)

Net interest spread	1.15	0.76	1.43
Interest attributable to net non-interest bearing items	0.25	0.55	0.63

Net interest average margin—Overseas markets	1.40	1.31	2.06

Group
Gross interest spread	2.31	2.15	2.31
Interest forgone on impaired assets(3)	(0.04)	(0.06)	(0.07)

Net interest spread	2.27	2.09	2.24
Interest attributable to net non-interest bearing items	0.50	0.68	0.63

Net interest average margin—Group	2.77	2.77	2.87

(1)
On a tax equivalent basis

(2)
Average interest rate received on interest earning assets. Overseas markets includes intragroup assets

(3)
Refer note 15 to the financial report

36: Market Risk

        Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.

        The Board of Directors through the Risk Management Committee, a Committee of the Board, has responsibility for oversight of market risk within the Group. Routine management of market risk is delegated to two senior management committees chaired by the Chief Financial Officer. The Credit and Trading Risk Committee is responsible for traded market risk, while the Group Asset and Liability Committee is responsible for non-traded market risk (or balance sheet risk).

        The Credit and Trading Risk Committee monitors traded market risk exposures (including Value at Risk and Stress Testing) and is responsible for authorising the trading risk limit framework. The Group Asset and Liability Committee reviews balance sheet based risk measures and strategies on a monthly basis.

The Value at Risk (VaR) Measure

        A key measure of market risk is Value at Risk (VaR). VaR is a statistical estimate of the likely daily loss and is based on historical market movements. The confidence level is such that there is 97.5% probablity that the loss will not exceed the VaR estimate on any given day.

        The Group's standard VaR approach for both traded and non-traded risk is historical simulation. The Group calculates VaR using historical changes in market rates and prices over the previous 500 business days.

        It should be noted that because VaR is driven by actual historical observations, it is therefore not an estimate of the maximum loss that the Group could experience from an extreme market event. As a result of this limitation, the Group utilises a number of other risk measures (eg stress testing) and associated supplementary limits to measure and manage traded market risk.

        Traded and non-traded market risks have been considered separately below.

Traded Market Risks

        Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments. The principal activities include foreign exchange, interest rate and debt markets. These activities are managed on a global product basis.

        Below are aggregate VaR exposures covering both derivative and non-derivative trading positions for the Group's principal trading centres.

	As at Sep 02	High for period Sep 02	Low for period Sep 02	Ave for period Sep 02	As at Sep 01	High for period Sep 01	Low for period Sep 01	Avg for period Sep 01
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Foreign exchange	1.1	2.3	0.5	1.1	1.6	2.8	0.8	1.3
Interest rate	1.0	3.4	0.7	1.5	1.6	4.8	1.5	2.8
Diversification benefit	(0.6)	(1.8)	(0.2)	(0.5)	(0.3)	(2.5)	(0.4)	(0.9)

Total	1.5	3.9	1.0	2.1	2.9	5.1	1.9	3.2

        VaR is calculated separately for Foreign Exchange/Commodities and for Interest Rate/Debt Markets businesses as well as Total Group. The diversification benefit reflects the correlation implied by historical rates between Foreign Exchange/Commodities and Interest Rate/Debt Markets.

Non-Traded Market Risks (Balance Sheet Risk)

        The principal objectives of balance sheet management are to manage interest income sensitivity while maintaining acceptable levels of interest rate and liquidity risk and to hedge the market value of the Group's capital.

Interest Rate Risk

        The objective of balance sheet interest rate risk management is to secure stable and optimal net interest income over both the short (next 12 months) and long term. Non-traded interest rate risk relates to the potential adverse impact of changes in market interest rates on the Group's future net interest income. This risk arises from two principal sources: mismatches between the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities in interest bearing assets. Interest rate risk is reported as follows using three measures: VaR, scenario analysis (to a 1% shock) and disclosure of the interest rate sensitivity gap (Note 37).

a) VaR Interest Rate Risk

        Below are aggregate VaR figures covering non-traded interest rate risk.

	As at Sep 02	High for period Sep 02	Low for period Sep 02	Ave for period Sep 02	As at Sep 01	High for period Sep 01
	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
ANZ	56.9	56.9	45.0	49.7	44.7	48.0
Diversification impact	—	—	—	—	—	—

Total	56.9	56.9	45.0	49.7	44.7	48.0

b) Scenario Analysis—A 1% Shock on the Next 12 Months' Net Interest Income

        A 1% overnight parallel positive shift in the yield curve is modelled to determine the potential impact on net interest income over the immediate forward period of 12 months. This is a standard risk quantification tool.

        The figures in the table below indicate the outcome of this risk measure for the current and previous financial years—expressed as a percentage of reported net interest income. The sign indicates the nature of the rate sensitivity with a positive number signifying that a rate increase is positive for net interest income over the next 12 months. Conversely, a negative number signifies that a rate increase is negative for the next 12 months' net interest income.

	Impact of 1% Rate Shock Consolidated Group Position
	2002	2001
As at 30 September	0.43%	(0.01)%
Maximum exposure (in absolute terms)	0.63%	1.47%
Minimum exposure (in absolute terms)	0.04%	0.01%
Average exposure (in absolute terms)	0.25%	0.50%

        The extent of mismatching between the repricing characteristics and timing of interest bearing assets and liabilities at any point has implications for future net interest income. On a global basis, the Group quantifies the potential variation in future net interest income as a result of these repricing mismatches each month using a static gap model.

        The repricing gaps themselves are constructed based on contractual repricing information. However, for those assets and liabilities where the contractual term to repricing is not considered to be reflective of the actual interest rate sensitivity (for example, products priced at the Group's discretion), a profile based on historically observed and/or anticipated rate sensitivity isused. This treatment excludes the effect of basis risk between customer pricing and wholesale market pricing. For example, when wholesale market rates are anticipating an official rate increase the Group does not reprice certain customer business until the first repricing date after the official rate rise.

        The majority of the Group's non-traded interest exposure exists in Australia and New Zealand. In these centres, a sophisticated balance sheet simulation process supplements this static gap information. This allows the net interest income outcomes of a number of different scenarios—with different market interest rate environments and future balance sheet structures—to be identified. This better enables the Group to accurately quantify the interest rate risks associated with the balance sheet, and to formulate strategies to manage current and future risk profiles.

Foreign Currency Related Risks

        The Group's investment of capital in non-Australian operations generates an exposure to changes in the relative value of individual currencies against the Australian Dollar. Variations in the value of these foreign currency investments are reflected in the Foreign Currency Translation Reserve.

        The Group incurs some non-traded foreign currency risk related to the potential repatriation of profits from non-Australian business units. This risk is routinely monitored and hedging is conducted where it is likely to add shareholder value.

        The risk relating to mismatching of non-traded foreign currency assets and liabilities has not been presented, as this type of risk is minimal for the Group.

37: Interest Sensitivity Gap

        The following table represents the interest rate sensitivity as at 30 September 2002 of the Group's assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

        Repricing gaps are based upon contractual repricing information except where the contractual terms are not considered to be reflective of actual interest rate sensitivity, for example, those assets and liabilities priced at the Group's discretion. In such cases, the rate sensitivity is based upon historically observed and/or anticipated rate sensitivity.

        Sensitivity to interest rates arises from mismatches in the period to repricing of assets and that of the corresponding liability funding. These mismatches are managed within policy guidelines for mismatch positions.

At 30 September 2002	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	Between 1 year and 5 years	After 5 years	Not bearing interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	8,071	893	11	44	32	2,174	11,225
Trading and investment securities	6,339	717	646	1,247	365	168	9,482
Net loans and advances	99,459	6,918	7,130	19,028	545	(1,020)	132,060
Other assets	86	56	73	245	104	29,774	30,338

Total assets	113,955	8,584	7,860	20,564	1,046	31,096	183,105

Certificates of deposit and term deposits	38,231	5,183	3,638	1,869	11	—	48,932
Other deposits	38,073	820	984	4,283	—	5,312	49,472
Other borrowings and due to other financial institutions	16,494	2,694	2,589	2,014	25	1,937	25,753
Other liabilities	124	2	—	1	22	29,181	29,330
Bonds, notes and loan capital	8,646	1,087	486	7,458	476	—	18,153

Total liabilities	101,568	9,786	7,697	15,625	534	36,430	171,640

Shareholders' equity and outside equity interests						11,465	11,465
Off balance sheet items affecting interest rate sensitivity	(7,873)	(1,859)	(2,189)	12,289	(368)	—	—

Interest sensitivity gap
—net	4,514	(3,061)	(2,026)	17,228	144	(16,799)	—
—cumulative	4,514	1,453	(573)	16,655	16,799	—	—

        The bulk of the Group's loan/deposit business is conducted in the domestic balance sheets of Australia and New Zealand and is priced on a floating rate basis. The mix of repricing maturities in these books is influenced by the underlying financial needs of customers.

        Offshore operations, which are generally wholesale in nature, are able to minimise interest rate sensitivity through closely matching the maturity of loans and deposits. Given both the size and nature of their business, the interest rate sensitivities of these balance sheets contribute little to the aggregate risk exposure, which is primarily a reflection of the positions in Australia and New Zealand.

        In Australia and New Zealand, a combination of pricing initiatives and off-balance sheet instruments are used in the management of interest rate risk. For example, where a strong medium to long term rate view is held, hedging and pricing strategies are used to modify the profile's rate sensitivity so that it is positioned to take advantage of the expected movement in interest rates. However, such positions are taken within the overall risk limits specified by policy.

        The following table represents the interest rate sensitivity as at 30 September 2001 of the Group's assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

At 30 September 2001	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	Between 1 year and 5 years	After 5 years	Not bearing interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	9,343	1,264	217	3	23	1,773	12,623
Trading and investment securities	5,531	815	343	1,484	23	118	8,314
Net loans and advances	89,803	8,045	7,774	18,666	594	(1,225)	123,657
Other assets	699	106	78	265	72	39,679	40,899

Total assets	105,376	10,230	8,412	20,418	712	40,345	185,493

Certificates of deposit and term deposits	33,270	3,856	3,163	2,467	15	—	42,771
Other deposits	35,167	728	874	3,966	17	4,272	45,024
Other borrowings and due to other financial institutions	19,683	3,609	2,510	1,780	—	2,187	29,769
Other liabilities	170	1	1	21	71	37,943	38,207
Bonds, notes and loan capital	11,576	1,151	474	5,381	589	—	19,171

Total liabilities	99,866	9,345	7,022	13,615	692	44,402	174,942

Shareholders' equity and outside equity interests	—	—	—	—	—	10,551	10,551
Off balance sheet items affecting interest rate sensitivity	(2,005)	(7,218)	(23)	9,848	(602)	—	—

Interest sensitivity gap
—net	3,505	(6,333)	1,367	16,651	(582)	(14,608)	—
—cumulative	3,505	(2,828)	(1,461)	15,190	14,608	—	—

38: Net Fair Value of Financial Instruments

        Australian Accounting Standard AASB 1033: Presentation and Disclosure of Financial Instruments (AASB 1033) requires disclosure of the net fair value of on and off balance sheet financial instruments. The disclosures exclude all non-financial instruments, such as income taxes and regulatory deposits, and specified financial instruments, such as interests in controlled entities. The aggregate net fair value amounts do not represent the underlying value of the Group.

        Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Net fair value is the fair value adjusted for transaction costs.

        Quoted market prices, where available, are adjusted for material transaction costs and used as the measure of net fair value. In cases where quoted market values are not available, net fair values are based on present value estimates or other valuation techniques. For the majority of short-term financial instruments, defined as those which reprice or mature in 90 days or less, with no significant change in credit risk, the net fair value was assumed to equate to the carrying amount in the Group's statement of financial position.

        The fair values are based on relevant information available as at 30 September 2002. While judgement is used in obtaining the net fair value of financial instruments, there are inherent weaknesses in any estimation technique. Many of the estimates involve uncertainties and matters of significant judgement, and changes in underlying assumptions could significantly affect these estimates. Furthermore, market prices or rates of discount are not available for many of the financial instruments valued and surrogates have been used which may not reflect the price that would apply in an actual sale.

        The net fair value amounts have not been updated for the purposes of these financial statements since 30 September 2002, and therefore the net fair value of the financial instruments subsequent to 30 September 2002 may be different from the amounts reported.

	Net fair value		Carrying value
Financial Assets
	2002	2001	2002	2001
	$m	$m	$m	$m
Liquid assets	7,410	7,794	7,410	7,794
Due from other financial institutions	3,815	4,829	3,815	4,829
Trading securities	5,873	4,827	5,873	4,827
Investment securities, shares in associates and joint venture entities	5,389	3,595	5,301	3,551
Loans and advances	133,793	125,687	132,060	123,657
Customers' liabilities for acceptances	13,796	14,324	13,796	14,324
Other financial assets	12,114	24,061	11,413	23,305

Liquid assets and Due from other financial institutions

        The carrying values of these financial instruments are considered to approximate their net fair values as they are short-term in nature or are receivable on demand.

Trading securities

        Trading securities are carried at market value. Market value is generally based on quoted market prices, broker or dealer price quotations, or prices for securities with similar credit risk, maturity and yield characteristics.

Shares in associates and joint venture entities

        Net fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics, or by reference to the net tangible asset backing of the investee.

Investment securities

        Net fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available, net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

Loans, advances and Customers' liabilities for acceptances

        The carrying value of loans, advances and acceptances is net of specific and general provisions for doubtful debts and income yet to mature. The estimated net fair value of loans, advances and acceptances is based on the discounted amount of estimated future cash flows and accordingly has not been adjusted for either specific or general provisions for doubtful debts.

        Estimated contractual cash flows for performing loans are discounted at estimated current bank credit spreads to determine fair value. For loans with doubt as to collection, expected cash flows (inclusive of the value of security) are discounted using a rate which includes a premium for the uncertainty of the flows.

        The difference between estimated net fair values of loans, advances and acceptances and carrying value reflects changes in interest rates and the credit worthiness of borrowers since loan origination.

        Net lease receivables, with a carrying value of $3,151 million (2001: $3,249 million) and a net fair value of $3,155 million (2001: $3,259 million), are included in loans and advances.

Other financial assets

        Included in this category are accrued interest, fees receivable and derivative financial instruments. The carrying values of accrued interest and fees receivable are considered to approximate their net fair values as they are short term in nature or are receivable on demand.

        The fair values of derivative financial instruments such as interest rate swaps and currency swaps were calculated using discounted cash flow models based on current market yields for similar types of instruments and the maturity of each instrument. Foreign exchange contracts and interest rate option contracts were valued using market prices and option valuation models as appropriate.

        Properties held for resale, deferred tax assets and prepaid expenses are not considered financial assets.

	Net fair value		Carrying value
Financial Liabilities
	2002	2001	2002	2001
	$m	$m	$m	$m
Due to other financial institutions	10,860	12,690	10,860	12,690
Deposits and other borrowings	113,380	105,041	113,297	104,874
Liability for acceptances	13,796	14,324	13,796	14,324
Bonds and notes	14,999	15,525	14,708	15,340
Loan capital	3,505	3,888	3,445	3,831
Other financial liabilities	12,194	15,755	11,975	15,513

Due to other financial institutions

        The carrying value of amounts due to other financial institutions is considered to approximate the net fair value.

Deposits and other borrowings

        The net fair value of a deposit liability without a specified maturity or at call is deemed by AASB 1033 to be the amount payable on demand at the reporting date. The fair value is not adjusted for any value expected to be derived from retaining the deposit for a future period of time.

        For interest bearing fixed maturity deposits and other borrowings and acceptances without quoted market prices, market borrowing rates of interest for debt with a similar maturity are used to discount contractual cash flows.

Bonds and notes and Loan capital

        The aggregate net fair value of bonds and notes and loan capital at 30 September 2002 was calculated based on quoted market prices. For those debt issues where quoted market prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining term to maturity of the instrument was used.

Other financial liabilities

        This category includes accrued interest and fees payable for which the carrying amount is considered to approximate the fair value. Also included are derivative financial instruments, where fair value is determined on the basis described under "Other financial assets".

        Income tax liabilities, other provisions and accrued charges are not considered financial instruments.

Commitments and contingencies

        As outlined in note 48, the Group has various credit related commitments. Based upon the level of fees currently charged for granting such commitments, taking into account maturity and interest rates, together with any changes in the creditworthiness of counterparties since origination of the commitments, their estimated replacement or net fair value is not material.

Transaction costs

        The fair value of financial instruments required to be disclosed under US accounting standard, Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" (SFAS 107) is calculated without regard to estimated transaction costs. Such transaction costs are not material, and accordingly the fair values shown above would not differ materially from fair values calculated in accordance with SFAS 107.

39: Derivative Financial Instruments

Derivatives

        Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments. The use of derivatives and their sale to customers as risk management products is an integral part of the Group's trading activities. Derivatives are also used to manage the Group's own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities and are classified as other than trading. Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

        The principal exchange rate contracts used by the Group are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

        The principal interest rate contracts used by the Group are forward rate agreements, interest rate futures, interest rate swaps and options. Forward rate agreements are contracts for the payment of the difference between a specified interest rate and a reference rate on a notional deposit at a future settlement date. There is no exchange of principal. An interest rate future is an exchange traded contract for the delivery of a standardised amount of a fixed income security or time deposit at a future date. Interest rate swap transactions generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

        Derivative transactions generate income for the Group from buy sell spreads and from trading positions taken by the Group. Income from these transactions is taken to net interest income, foreign exchange earnings or profit on trading instruments. Income or expense on derivatives entered into for balance sheet and revenue hedging purposes is accrued and recorded as an adjustment to the interest income or expense of the related hedged item.

Credit risk

        The credit risk of derivative financial instruments arises from the potential for a counterparty to default on its contractual obligation. Credit risk arises when market movements are such that the derivative has a positive value to the Group. It is the cost of replacing the contract in the event of counterparty default. The Group limits its credit risk within a conservative frame work by dealing with credit worthy counterparties, setting credit limits on exposures to counterparties, and obtaining collateral where appropriate.

        The following table provides an overview of the Group's exchange rate, credit, commodity and interest rate derivatives. It includes all trading and other than trading contracts. Notional principal amounts measure the amount of the underlying physical or financial commodity and represent the volume of outstanding transactions. They are not a measure of the risk associated with a derivative.

        The credit equivalent amount is calculated in accordance with the Australian Prudential Regulation Authority's Capital Adequacy guidelines. It combines the aggregate gross replacement cost with an allowance for the potential increase in value over the remaining term of the transaction should market conditions change.

        The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date. Fair value does not indicate future gains or losses, but rather the unrealised gains and losses from marking to market all derivatives at a particular point in time.

Consolidated	Notional principal amount 2002	Credit equivalent amount 2002	Fair value 2002	Notional principal amount 2001	Credit equivalent amount 2001	Fair value 2001
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	140,867	3,390	815	274,880	7,312	2,171
Swap agreements	23,834	1,807	(13)	34,507	3,519	959
Futures contracts(1)	337	n/a	—	—	n/a	—
Options purchased	8,779	435	272	13,586	1,068	834
Options sold(2)	11,741	n/a	(216)	13,481	n/a	(614)
Other contracts	3,046	623	456	3,776	580	363

	188,604	6,255	1,314	340,230	12,479	3,713

Interest rate contracts
Forward rate agreements	35,890	18	5	68,997	84	13
Swap agreements	212,765	3,491	634	278,152	3,814	519
Futures contracts(1)	26,934	n/a	(4)	97,825	n/a	(9)
Options purchased	16,118	127	88	8,067	65	76
Options sold(2)	9,244	n/a	(65)	11,766	n/a	(89)

	300,951	3,636	658	464,807	3,963	510

Credit contracts
Credit default swaps(3)	5,722	3,277	(13)	507	4	—

	495,277	13,168	1,959	805,544	16,446	4,223

(1)
Credit equivalent amounts have not been included as there is minimal credit risk associated with exchange traded futures where the clearing house is the counterparty

(2)
Options sold have no credit exposure, as they represent obligations rather than assets

(3)
The Group has entered structured financing transactions that expose it to the performance of certain assets under credit default swaps. The total investment of the Group in these transactions is USD 750 million

        The maturity structure of derivative activity is a primary component of potential credit exposure. The table below shows the remaining maturity profile by class of derivatives, based on notional principal amounts. The table also shows the notional principal amounts of the derivatives held for trading and other than trading purposes.

	Remaining life
	Less than 1 year	1 to 5 years	Greater than 5 years	Total	Trading	Other than Trading
	$m	$m	$m	$m	$m	$m
Consolidated At 30 September 2002
Foreign exchange contracts
Spot and forward contracts	132,923	7,480	464	140,867	130,940	9,927
Swap agreements	5,315	13,448	5,071	23,834	6,534	17,300
Future contracts	325	12	—	337	337	—
Options purchased	7,019	1,498	262	8,779	8,779	—
Options sold	9,658	1,918	165	11,741	11,741	—
Other contracts	955	1,789	302	3,046	2,959	87

	156,195	26,145	6,264	188,604	161,290	27,314

Interest rate contracts
Forward rate agreements	35,608	282	—	35,890	32,681	3,209
Swap agreements	95,830	86,697	30,238	212,765	173,199	39,566
Futures contracts	18,087	8,847	—	26,934	26,705	229
Options purchased	9,012	6,554	552	16,118	16,118	—
Options sold	8,959	280	5	9,244	9,244	—

	167,496	102,660	30,795	300,951	257,947	43,004

Credit contracts
Credit default swaps	1,520	4,156	46	5,722	1,718	4,004

Total	325,211	132,961	37,105	495,277	420,955	74,322

Consolidated At 30 September 2001
Foreign exchange contracts
Spot and forward contracts	261,717	12,664	499	274,880	267,332	7,548
Swap agreements	10,581	18,090	5,836	34,507	11,123	23,384
Options purchased	11,294	2,029	263	13,586	13,586	—
Options sold	11,597	1,590	294	13,481	13,481	—
Other contracts	897	2,439	440	3,776	3,776	—

	296,086	36,812	7,332	340,230	309,298	30,932

Interest rate contracts
Forward rate agreements	62,237	6,760	—	68,997	67,006	1,991
Swap agreements	126,912	114,655	36,585	278,152	242,042	36,110
Futures contracts	86,079	11,746	—	97,825	97,825	—
Options purchased	3,453	4,460	154	8,067	8,067	—
Options sold	11,319	442	5	11,766	11,766	—

	290,000	138,063	36,744	464,807	426,706	38,101

Credit contracts
Credit default swaps	467	40	—	507	40	467

Total	586,553	174,915	44,076	805,544	736,044	69,500

        Concentrations of credit risk exist for groups of counter parties when they have similar economic characteristics. Major concentrations of credit risk arise by location and type of customer.

        The following table shows the concentrations of credit risk, by class of counterparty and by geographic location, measured by credit equivalent amount. In excess of 40% (2001: 55%) of the Group's exposures are with counterparties which are either Australian banks or banks based in other OECD countries.

	OECD governments	Australian and OECD banks	Corporations, non-OECD banks and others	Total
	$m	$m	$m	$m
Consolidated At 30 September 2002
Australia	402	3,113	6,351	9,866
New Zealand	17	378	333	728
Overseas markets	1	2,206	367	2,574

	420	5,697	7,051	13,168

Consolidated At 30 September 2001
Australia	566	5,662	5,372	11,600
New Zealand	17	600	374	991
Overseas markets	2	3,425	428	3,855

	585	9,687	6,174	16,446

        The next table shows the fair values of the Group's derivatives by product type, disaggregated into gross unrealised gains and gross unrealised losses. The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date. Fair value does not indicate future gains or losses, but rather the unrealised gains and losses from marking to market all derivatives at a particular point in time.

	Other than Trading		Trading		Trading
Consolidated	Fair value as at 2002	Fair value as at 2001	Fair value as at 2002	Fair value as at 2001	Fair value Average 2002	Fair value Average 2001
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts
Gross unrealised gains	1,452	1,514	553	2,964	2,187	4,679
Gross unrealised losses	(349)	(41)	(841)	(2,266)	(1,689)	(4,252)
Swap agreements
Gross unrealised gains	333	1,821	436	249	354	540
Gross unrealised losses	(96)	(33)	(686)	(1,077)	(728)	(1,063)
Options purchased	—	—	272	834	348	896
Options sold	—	—	(216)	(614)	(412)	(529)
Other contracts
Gross unrealised gains	—	—	501	416	459	204
Gross unrealised losses	—	—	(45)	(54)	(45)	(142)

	1,340	3,261	(26)	452	474	333

Interest rate contracts
Forward rate agreements
Gross unrealised gains	—	6	16	44	19	34
Gross unrealised losses	—	(19)	(11)	(18)	(11)	(34)
Swap agreements
Gross unrealised gains	605	470	2,013	2,379	2,181	2,339
Gross unrealised losses	(267)	(217)	(1,717)	(2,113)	(1,911)	(2,086)
Futures contracts
Gross unrealised gains	—	—	36	84	51	80
Gross unrealised losses	—	—	(40)	(93)	(56)	(82)
Options purchased	—	—	88	76	81	50
Options sold	—	—	(65)	(89)	(71)	(56)

	338	240	320	270	283	245

Credit contracts
Credit default swaps
Gross unrealised gains	—	—	75	—	42	—
Gross unrealised losses	(15)	—	(73)	—	(33)	—

	(15)	—	2	—	9	—

Total	1,663	3,501	296	722	766	578

        The fair values of derivatives vary over time depending on movements in interest and exchange rates and the trading or hedging strategies used.

        In addition to customer and trading activities, the Group uses, inter alia, derivatives to manage the risk associated with its balance sheet and future revenue streams. The principal objectives of asset and liability management are to hedge the market value of the Group's capital and to manage and control the sensitivity of the Group's income while maintaining acceptable levels of interest rate and liquidity risk. The Group also uses a variety of foreign exchange derivatives to hedge against adverse movements in the value of foreign currency denominated assets and liabilities and future revenue streams.

        The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes, and those entered into for other than trading purposes.

Consolidated	Notional principal amount 2002	Credit equivalent amount 2002	Fair value 2002	Notional principal amount 2001	Credit equivalent amount 2001	Fair value 2001
	$m	$m	$m	$m	$m	$m
Foreign exchange and commodity contracts
Customer-related and trading purposes	161,290	3,689	(26)	309,298	8,366	452
Other than trading purposes	27,314	2,566	1,340	30,932	4,113	3,261

	188,604	6,255	1,314	340,230	12,479	3,713

Interest rate contracts
Customer-related and trading purposes	257,947	2,992	320	426,706	3,391	270
Other than trading purposes	43,004	644	338	38,101	572	240

	300,951	3,636	658	464,807	3,963	510

Credit contracts
Customer-related and trading purposes	1,718	189	2	40	4	—
Other than trading purposes	4,004	3,088	(15)	467	—	—

	5,722	3,277	(13)	507	4	—

Total	495,277	13,168	1,959	805,544	16,446	4,223

        Detailed below are the net deferred realised and unrealised gains and losses arising from other than trading contracts used to hedge interest rate exposure or to hedge anticipated transactions. These gains and losses are deferred only to the extent that there is an offsetting unrecognised gain or loss on the exposure being hedged. Deferred gains or losses are generally amortised over the expected term of the hedged exposure.

	Foreign Exchange Contracts		Interest Rate and Credit Contracts
					Total
Consolidated
	2002	2001	2002	2001	2002	2001
	$m	$m	$m	$m	$m	$m
Expected recognition in income
Within one year	(10)	(22)	165	183	155	161
One to two years	(7)	(36)	130	143	123	107
Two to five years	(3)	(46)	105	190	102	144
Greater than five years	—	—	102	101	102	101

	(20)	(104)	502	617	482	513

40: Securitisation

        During the year ended 30 September 2002, the Group securitised residential mortgage loans amounting to $nil (2001: $2,470 million) and commercial loans amounting to $66 million (2001: $190 million).

        These loans have been removed from the Group's balance sheet and transferred to third party special purpose entities (SPEs).

        The Group retains servicing and (for some loans) custodian responsibilities for the loans sold. Following a securitisation, the Group receives fees for servicing the loans, custodian fees, fees for facilities provided and any excess income derived by the SPE after interest has been paid to investors and net credit losses and expenses absorbed.

        The Group does not hold any material retained interest in the loans that have been sold. There is no recourse against the Group if cash flows from the securitised loans are inadequate to service the obligations of the SPE except to the limited extent provided in the transaction documents through the provision of arms length services and facilities.

        The securities issued by the SPEs do not represent deposits or other liabilities of the Company or the Group. Neither the Company nor the Group in any way stands behind the capital value and/or performance of the securities or the assets of the SPEs except to the limited extent provided in the transaction documents through the provision of arms length services and facilities.

        The Group may also provide liquidity facilities and other forms of credit enhancement to ensure adequate funds are available to the SPEs. The facilities are undrawn and are classified as contingent liabilities. The Group also provides hedging facilities to the SPEs to mitigate interest rate and currency risks. All these transactions are completed on an arms length basis.

        The following table summarises the cash flows between the Group and the SPEs in respect of securitisation activities.

	2002	2001
	$m	$m
Proceeds from securitising loans	66	2,660
Servicing fees received	6	2
Other cash inflows	17	6

41:  Life Insurance

	2002(1)	Consolidated 2001	2000
	$m	$m	$m
Reconciliation of Life Insurance margin on services operating income to profit after income tax:
Premium and related revenue	701	1,600	1,689
Investment revenue	238	20	369
Claims expense	(636)	(1,330)	(1,249)
Insurance policy liabilities expense	(204)	(100)	(634)

Life insurance margin on services operating income	99	190	175
Operating expenses	(54)	(105)	(73)

Profit before income tax	45	85	102
Income tax expense	(20)	(47)	(53)

Profit after income tax	25	38	49

Profit after income tax arose from:
Movements in policy liabilities separated between:
Planned margin of revenues over expenses released	18	36	36
Difference between actual and assumed experience	(1)	(11)	(4)
Investment earnings on assets in excess of policy liabilities	8	13	17

Profit after income tax	25	38	49

(1)
ANZ Life Assurance Company Limited was sold into a joint venture with ING Australia in April 2002. Accordingly the results shown only include profits to 30 Apri1 2002

42: Segment Analysis

        For management purposes the Group is organised into seven major business segments including Personal Banking and Wealth, Corporate Banking, Investment Banking, Consumer Finance, Mortgages, Asset Finance and Small to Medium Business.

        A description of each segment is shown below:

Personal Banking and Wealth	Provides a full range of banking and wealth management services for consumers.
Corporate Businesses	Comprises corporate banking, global institutional banking and global transaction services.
Investment Banking	Comprises global foreign exchange, global capital markets, global structured finance and corporate financing and advisory.
Consumer Finance	Provides consumer and commercial credit cards, ePayment products, personal loans and merchant payment facilities.
Mortgages	Provides mortgage finance secured by residential real estate.
Asset Finance	Provides secured financing for motor vehicles and other assets, fleet management and vendor financing facilities, and fixed interest securities through the issue of debentures.
Small to Medium Business	Provides a full range of banking services for metropolitan-based small to medium businesses.

        As the composition of segments has changed over time, September 2001 comparatives have been adjusted to be consistent with the 2002 segment definitions. Comparatives for the year ended 30 September 2000 have not been provided because data could not reasonably be disaggregated into the changed segments.

        The following analysis details financial information by business segment.

Business Segment Analysis(1)(2)

Consolidated Total 30 September 2002	Personal Banking & Wealth $m	Corporate Businesses $m	Investment Banking $m	Consumer Finance $m	Mortgages $m	Asset Finance $m	Small to Medium Business $m	Other(3)(4) $m	Consolidated Total $m
External interest income	555	1,421	989	598	3,671	967	423	413	9,037
External interest expense	(1,011)	(744)	(1,433)	(1)	(159)	(472)	(191)	(1,008)	(5,019)
Net intersegment interest	1,533	(12)	706	(208)	(2,830)	(159)	87	883	—

Net interest income	1,077	665	262	389	682	336	319	288	4,018
Other external operating income	789	720	536	393	89	69	80	263	2,939
Net intersegment income	306	(36)	(4)	(86)	(230)	(8)	(33)	91	—

Operating income	2,172	1,349	794	696	541	397	366	642	6,957

Other external expenses	(1,056)	(306)	(335)	(234)	(119)	(150)	(124)	(581)	(2,905)
Net intersegment expenses	(284)	(139)	(27)	(74)	(42)	(29)	—	595	—

Operating expenses	(1,340)	(445)	(362)	(308)	(161)	(179)	(124)	14	(2,905)

Share of net profit/loss of equity accounted investments	32	—	2	(5)	—	—	—	2	31
Charge for doubtful debts	(38)	(144)	(68)	(161)	(28)	(69)	(16)	(336)	(860)
Income tax expense	(253)	(231)	(54)	(73)	(106)	(47)	(69)	(65)	(898)
Outside equity interests	—	(2)	(1)	—	—	—	—	—	(3)

Profit after income tax	573	527	311	149	246	102	157	257	2,322

Non-Cash Expenses
Depreciation	59	8	11	20	6	11	1	90	206
Amortisation of goodwill	3	1	—	7	7	2	—	—	20
Financial Position
Total external assets	10,635	42,822	25,669	5,551	64,826	12,410	6,764	14,428	183,105
Associate investments	1,661	—	24	4	—	1	—	2	1,692
Total external liabilities	39,342	40,373	20,654	249	3,551	9,704	7,589	50,178	171,640

(1)
Results are equity standardised

(2)
Intersegment transfers are accounted for and determined on an arm's length or cost recovery basis

(3)
Includes Treasury; Operations, Technology & Shared Services; Corporate Centre, Risk & Finance

(4)
Includes net profit from disposal of investments

Consolidated 30 September 2002	Personal Banking & Wealth $m	Corporate Businesses $m	Investment Banking $m	Consumer Finance $m	Mortgages $m	Asset Finance $m	Small to Medium Business $m	Other(3)(4) $m	Consolidated Total $m
External interest income	626	1,802	1,761	567	3,768	1,012	405	310	10,251
External interest expense	(1,162)	(865)	(2,043)	—	(154)	(552)	(185)	(1,457)	(6,418)
Net intersegment interest	1,632	(268)	491	(233)	(2,959)	(122)	83	1,376	—

Net interest income	1,096	669	209	334	655	338	303	229	3,833
Other external operating income	816	665	547	329	78	59	68	36	2,598
Net intersegment income	272	(38)	(8)	(70)	(203)	(9)	(38)	94	—

Operating income	2,184	1,296	748	593	530	388	333	359	6,431

Other external expenses	(1,038)	(303)	(331)	(205)	(108)	(158)	(113)	(836)	(3,092)
Net intersegment expenses	(292)	(147)	(23)	(61)	(42)	(30)	(8)	603	—

Operating expenses	(1,330)	(450)	(354)	(266)	(150)	(188)	(121)	(233)	(3,092)

Share of net profit/loss of equity accounted investments	(2)	—	1	—	—	—	—	(24)	(25)
Charge for doubtful debts	(38)	(149)	(64)	(171)	(24)	(65)	(17)	(3)	(531)
Income tax expense	(288)	(229)	(43)	(57)	(120)	(43)	(65)	(66)	(911)
Outside equity interests	—	(2)	—	—	—	—	—	—	(2)

Profit after income tax	526	466	288	99	236	92	130	33	1,870

Non-Cash Expenses
Depreciation	48	7	9	17	1	9	1	91	183
Amortisation of goodwill	—	1	—	7	7	2	—	—	17
Financial Position
Total external assets	13,597	44,245	29,851	4,881	55,901	12,013	6,013	18,992	185,493
Associate investments	37	—	12	10	—	—	—	5	64
Total external liabilities	39,998	37,133	26,112	313	3,014	9,566	6,873	51,933	174,942

(1)
Results are equity standardised

(2)
Intersegment transfers are accounted for and determined on an arm's length or cost recovery basis

(3)
Includes Treasury; Operations, Technology & Shared Services; Corporate Centre, Risk & Finance

(4)
Includes net profit from disposal of investments

        The following analysis details financial information by geographic location.

	2002		2001		2000
Geographic Segment Analysis(5)(6) Consolidated
	$m	%	$m	%	$m	%
Income(7)
Australia	8,697	72	9,012	70	7,991	57
New Zealand	1,917	16	2,011	16	1,843	13
Overseas markets	1,393	12	1,801	14	4,197	30

	12,007	100	12,824	100	14,031	100

Total assets
Australia	135,050	74	133,057	72	127,306	74
New Zealand	23,799	13	22,337	12	20,354	12
Overseas markets	24,256	13	30,099	16	24,807	14

	183,105	100	185,493	100	172,467	100

(5)
Intersegment transfers are accounted for and determined on an arm's length or cost recovery basis

(6)
The geographic segments represent the locations in which the transaction was booked

(7)
2000 includes abnormal items

43:  Notes to the Statements of Cash Flows

	Consolidated			The Company
	2002	2001	2000	2002	2001
	$m	$m	$m	$m	$m
a) Reconciliation of net profit after income tax to net cash provided by operating activities
		Inflows (Outflows)		Inflows (Outflows)
Net profit after income tax	2,322	1,870	1,747	1,507	1,610

Adjustments to reconcile net profit after income tax to net cash provided by operating activities
Provision for doubtful debts	860	531	502	710	414
Depreciation and amortisation	226	181	186	113	111
Provision for employee entitlements, restructuring and other provisions	248	300	1,354	224	221
Payments from provisions	(436)	(288)	(297)	(299)	(179)
(Profit) on sale of premises and equipment	(5)	(1)	(17)	(1)	(2)
Provision for surplus lease space	1	—	(7)	1	—
(Profit) on sale of controlled entities and associates	(170)	—	(1,239)	—	—
Recovery from NHB litigation	(248)	—	—	(248)	—
Profit on sale of investment securities	(4)	—	—	—	—
Net decrease (increase)
Trading securities	(1,030)	(629)	(25)	(782)	(987)
Interest receivable	328	137	(325)	230	254
Accrued income	(16)	(34)	23	(25)	(31)
Net debit tax balances	46	88	286	69	(20)
Amortisation of discounts/premiums included in interest income	(30)	(52)	(67)	(6)	(5)
Net increase (decrease)
Interest payable	(348)	(285)	332	(272)	(283)
Accrued expenses	(1)	(42)	89	(2)	117
Other	(12)	73	(74)	—	(6)

Total adjustments	(591)	(21)	721	(288)	(396)

Net cash provided by operating activities	1,731	1,849	2,468	1,219	1,214

b)    Reconciliation of cash and cash equivalents(1)

        Cash and cash equivalents include liquid assets and amounts due from other financial institutions with an original term to maturity of less than 90 days. Cash and cash equivalents at the end of the financial year as shown in the statements of cash flows are reconciled to the related items in the statements of financial position as follows

	Consolidated			The Company
	2002	2001	2000	2002	2001
	$m	$m	$m	$m	$m
Liquid assets—less than 90 days	4,821	5,504	2,662	3,432	3,692
Due from other financial institutions—less than 90 days	3,104	3,567	3,800	2,021	3,055

	7,925	9,071	6,462	5,453	6,747

(1)
At 30 September 2002, cash and cash equivalents totalling nil (2001: nil; 2000: $2 million) were not available for use outside the local operations due to exchange control regulations

	Consolidated
	2002	2001	2000
	$m	$m	$m
c) Acquisitions and disposals(1)
Details of aggregate assets and liabilities of controlled entities and branches acquired, and disposed of, by the Group are as follows:
Fair value of net assets acquired
Net loans and advances	141	408	—
Trading securities	—	4	—
Other assets	106	30	4
Premises and equipment	5	5	14
Payables and other liabilities	(7)	(11)	(6)
Deposits and other borrowings	(230)	(348)	(9)
Income tax liability	—	(42)	(2)

Fair value of net assets acquired	14	46	1
Goodwill on acquisition	53	5	42

Consideration paid	67	51	43
Cash consideration paid	67	36	43

Fair value of net assets disposed
Liquid assets	8	99	520
Due from other financial institutions	—	—	338
Trading securities	—	—	107
Investment securities	36	—	1,592
Net loans and advances	—	—	6,028
Customers' liabilities for acceptances	—	—	250
Regulatory deposits	—	—	661
Life insurance investment assets	5,090	—	—
Shares in controlled entities and associates	—	—	60
Other assets	38	—	3,333
Premises and equipment	4	—	272
Due to other financial institutions	—	—	(808)
Deposits and other borrowings	—	—	(10,589)
Liability for acceptances	—	—	(250)
Income tax liability	—	—	11
Payables and other liabilities	(22)	—	(295)
Life insurance policy liabilities	(4,798)	—	—
Provisions	36	—	(25)
Loan capital	—	—	(76)

Fair value of net assets disposed	392	99	1,129
Profit on disposal net of transaction costs	174	—	1,239

Net consideration received/receivable	566	99	2,368

Cash consideration received	—	99	2,368

(1)
For details on acquisitions and disposals refer to Note 19

d)    Non-cash financing and investing activities

	Consolidated			The Comnpany
	2002	2001	2000	2002	2001
	$m	$m	$m	$m	$m
Share capital issues
Dividend reinvestment plan	94	86	236	94	86
	2002		2001
	Available	Unused	Available	Unused
	$m	$m	$m	$m
e) Financing arrangements
Financing arrangements which are available under normal financial arrangements
Credit standby arrangements
Standby lines	1,197	551	1,048	188
Other financing arrangements
Overdrafts and other financing arrangements	1,124	68	1,273	64

Total finance available	2,321	619	2,321	252

44:  Controlled Entities

	Incorporated in	Nature of Business
All controlled entities are 100% owned unless otherwise noted.
The material controlled entities of the Group are
Australia and New Zealand Banking Group Limited	Australia	Banking
ANZCover Insurance Pty Ltd	Australia	Self-Insurance
ANZ Executors & Trustee Company Limited	Australia	Trustee/Nominee
ANZ Funds Pty Ltd	Australia	Holding Company
ANZ Holdings (New Zealand) Limited*	New Zealand	Holding Company
EFTPOS New Zealand Limited*	New Zealand	Eftpos Service Provider
ANZ Banking Group (New Zealand) Limited*	New Zealand	Banking
Tui Securities Limited*	New Zealand	Investment
UDC Finance Limited*	New Zealand	Finance
Endeavour Finance Limited*	New Zealand	Finance
Tui Endeavour Limited*	New Zealand	Finance
ANZ International Private Limited*	Singapore	Finance
ANZ Singapore Limited*	Singapore	Merchant Banking
Minerva Holdings Limited*	England	Holding Company
ANZEF FLimited*	England	Export Finance
ANZ Lenders Mortgage Insurance Pty Limited	Australia	Mortgage Insurance
ANZ Holdings Pty Ltd	Australia	Property Owner
ANZ Investment Holdings Pty Ltd	Australia	Investment
530 Collins Street Property Trust	Australia	Investment Activities
ANZ Properties (Australia) Pty Ltd	Australia	Property Owner
ANZ Securities (Holdings) Limited	Australia	Holding Company
Australia and New Zealand Banking Group (PNG) Limited*	Papua New Guinea	Banking
Esanda Finance Corporation Limited	Australia	General Finance
Fleet Partners Pty Limited	Australia	Finance
ANZ Capel Court Limited	Australia	Investment Banking
PT ANZ Panin Bank*(1)	Indonesia	Banking
US Distribution Trust I	USA	Investment
US Distribution Trust II	USA	Investment
Alliance Holdings Limited	Australia	Investment
NMRSB Pty Ltd	Australia	Investment
ANZ Financial Products Pty Ltd	Australia	Investment
Orchard Investments Pty Ltd	Australia	Investment

*
Audited by overseas KPMG firms

(1)
Outside equity interests hold ordinary shares or units in the controlled entities listed above as follows: PT ANZ Panin Bank—7,500 IDR 1M shares (15%) (2001: 7,500 IDR 1M shares (15%))

45:  Associates

        Significant associates of the Group are as follows:

	Ownership Interest held	Voting Interest	Incorporated in	Carrying Value	Reporting date	Principal activity
				$m
PT Panin Indonesia Bank(1)	11%	11%	Indonesia	67	31 December	Banking
ECard Pty Ltd(2)	20%	20%	Australia	4	30 June	Smart Cards
Alto Plastics Limited(3)	68%	25%	New Zealand	7	31 March	Manufacturing
Motion Industries Limited(4)	81%	25%	New Zealand	6	31 March	Manufacturing
Australian Convenience Foods Pty Ltd(5)	46%	20%	Australia	7	30 June	Manufacturing
Other associates				8

Total shares in associates				99

(1)
An associate from 1 Apri1 2001. In addition, the Group holds options over a further 18% of PT Panin Indonesia Bank

(2)
An associate from 1 June 2000

(3)
An associate from 31 October 2000

(4)
An associate from 1 Apri1 2001

(5)
An associate from 20 August 2002

46:  Interests in Joint Venture Entities

        The Group has an interest in a joint venture entity as follows:

	Interest held	Voting(2) Interest	Incorporated in	Carrying Value	Reporting date	Principal activity
				$m
ING Australia Ltd(1)	49%	49%	Australia	1,593	31 December	Funds Management and Insurance

(1)
A joint venture entity from 1 May 2002

(2)
The Group has right of veto on certain decisions

2002
$m
Retained profits attributable to the joint venture entity
At the beginning of the financial year	—
At the end of the financial year	2

Movement in the carrying amount of the joint venture entity
Carrying amount at the commencement of the joint venture entity	1,591
Share of net profit	2
Distributions received	—

Carrying amount at the end of the financial year	1,593

Share of assets and liabilities(1)
Investments	9,140
Other assets	732

Total assets	9,872

Policyholder liabilities	8,508
Other liabilities	373

Total liabilities	8,881

Net assets	991

Share of revenues, expenses and results
Revenues	195
Expenses	169

Profit from ordinary activities before income tax	26

Income tax	6

Profit from ordinary activities after income tax	20

Amortisation of notional goodwill	(18)

Net equity accounted profit	2

Share of commitments
Lease commitments	163
Other commitments	166

Total expenditure commitments	329

(1)
This represents the Group's share of the assets and liabilities of ING Australia, less outside equity interests and including goodwill on acquisition of ANZ Funds Management entities

47:  Commitments

	Consolidated		The Company
	2002	2001	2002	2001
	$m	$m	$m	$m
Capital expenditure
Contracts for outstanding capital expenditure
Not later than 1 year	75	32	38	9
Later than 1 year but not later than 5 years	—	1	—	—

Total capital expenditure commitments	75	33	38	9

Lease rentals
Future rentals in respect of leases
Land and buildings
Not later than 1 year	163	133	133	110
Later than 1 year but not later than 5 years	426	359	347	290
Later than 5 years	450	471	427	450

	1,039	963	907	850

Furniture and equipment
Not later than 1 year	16	9	10	4
Later than 1 year but not later than 5 years	7	17	3	14

	23	26	13	18

Total lease rental commitments	1,062	989	920	868

Total commitments	1,137	1,022	958	877

        The Group leases land and buildings under operating leases expiring from one to five years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

48: Contingent Liabilities and Credit Related Commitments

Credit related commitments

        The credit risk of the following facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	Consolidated		The Company		Controlled Entities
	2002 Contract amount	2001 Contract amount	2002 Contract amount	2001 Contract amount	2002 Contract amount	2001 Contract amount
	$m	$m	$m	$m	$m	$m
Undrawn facilities	60,373	56,766	54,271	49,751	6,102	7,014
Underwriting facilities	36	210	36	54	—	156

	60,409	56,976	54,307	49,805	6,102	7,170

Contingent liabilities

        The Group guarantees the performance of customers by issuing standby letters of credit and guarantees to third parties. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers, therefore these transactions are subjected to the same credit origination, portfolio management and collateral requirements for customers applying for loans. As the facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements.

        The credit risk of these facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	Consolidated		The Company		Controlled entities
	2002 Contract amount	2001 Contract amount	2002 Contract amount	2001 Contract amount	2002 Contract amount	2001 Contract amount
	$m	$m	$m	$m	$m	$m
Guarantees	3,580	4,496	3,526	4,417	54	79
Credit derivatives - sold	3,088	—	3,088	—	—	—
Standby letters of credit	1,952	1,412	1,932	1,329	20	83
Bill endorsements	298	430	298	430	—	—
Documentary letters of credit	1,620	1,396	1,505	1,274	115	122
Performance related contingents	11,161	9,174	10,907	9,049	254	125
Other(1)	935	1,930	552	1,874	383	56

Total contingent liabilities	22,634	18,838	21,808	18,373	826	465

(1)
In addition the Group had no equity underwriting commitments at 30 September 2002 (2001: nil) which are classified as market risk exposures

        The details and estimated maximum amount of contingent liabilities that may become payable are set out below.

  (i)
  Clearing and Settlement Obiligations

    In accordance with the clearing and settlement arrangements set out in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System and the High Value Clearing System (HVCS) and in the Austraclear System Regulations, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution. For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

  (ii)
  The Group will indemnify each customer of controlled entities engaged in nominee activities against loss suffered by reason of such entities failing to perform any obligation undertaken by them to a customer.

  (iii)
  Interbank Deposit Agreement

    ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system. This agreement is a payment system support facility certified by the Australian Prudential Regulatory Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

  (iv)
  Tax Audit

        ANZ in Australia is being audited by the Australian Taxation Office (ATO). There are several major issues that the ATO is considering, including:

  •
  Lease assignments in 1991 and 1992. Tax assessments have been received and are being contested in the Federal Court. Profit after tax of approximately $50 million was earned from these transactions.

  •
  During the years 1996 - 2002 ANZ was involved in securities lending, equity swaps, and other similar kinds of transactions in the normal course of its business of banking. Total profit after tax from these transactions was less than $200 million. The ATO is reviewing these transactions. ANZ received external advice in support of the taxation treatment of these transactions prior to commencing them. This advice was based on the taxation law as understood at the time these transactions were undertaken, and strongly supports ANZ's position.

  •
  Sale of Grindlays in 2000. At ANZ's request the ATO is reviewing the taxation treatment of this transaction. ANZ's profit after tax from this transaction was $404 million.

        Based on external advice, ANZ has assessed the likely progress of these issues, and believes that it holds appropriate provisions.

  (v)
  Sale of Grindlays businesses

        As part of the sale on 31 July 2000 of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries (the Grindlays businesses), to Standard Chartered Bank (SCB), ANZ provided warranties relating to those businesses. Where it is anticipated that payments are likely under these warranties, provisions have been made to cover the anticipated liability.

        In addition, ANZ provided SCB and/or Grindlays with certain indemnities. Those indemnities under which ANZ remains exposed as at 30 September 2002 are:

  •
  an indemnity relating to liabilities Grindlays may incur as a result of certain claims made against Grindlays and its officers in India (the Indian Indemnity). Details of this indemnity are set out below;

  •
  an indemnity in relation to certain customer accounts written by Grindlays prior to 31 July 2000. This indemnity covers 80% of losses emerging on accounts totalling up to USD 64 million at 30 September 2002; and

  •
  an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities have not been provided for in the Grindlays accounts as at 31 July 2000.

        Claims have been made under the above indemnities and also in relation to certain warranties made by ANZ at the time of sale. Discussions are continuing on the outstanding claims; at present the Group is confident that they will have no material impact on the Group.

        The Indian Indemnity requires ANZ to pay SCB for losses that Grindlays incurs as a result of certain claims that have been or may be made against Grindlays and its officers in India. Under the terms of the Indian Indemnity, ANZ will have control of matters for which it is potentially liable. No settlement offer can be made or paid by Grindlays without the prior agreement of ANZ. ANZ will continue to manage these matters in the best interests of the shareholders taking into account its legal obligations.

        On 19 January 2002 Grindlays completed the settlement of its long running dispute with India's National Housing Bank (NHB). The dispute originated in 1992. Since January 2001 the amount in dispute had been deposited with the Supreme Court of India. Of this amount (including interest) of Rupees 16.45 billion (AUD 661 million at 19 January 2002 rates), Grindlays recovered under the terms of the settlement Indian Rupees 6.20 billion (AUD 248 million), with NHB receiving the balance. ANZ in turn received a payment of USD124 million from SCB under the terms of the Indian Indemnity.

        ANZ remains liable for other claims under the Indian Indemnity, including in relation to the following two matters that are the subject of current proceedings involving Grindlays or its officers:

  •
  In 1991, certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India. In making these transactions it would appear that the provisions of the Foreign Exchange Regulation Act 1973 were inadvertently not complied with. Grindlays on its own initiative, brought these transactions to the attention of the Reserve Bank of India. The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties. Grindlays has commenced proceedings in the courts contesting the validity of these notices.

  •
  In July 2002, Grindlays was ordered to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions. Grindlays has commenced proceedings challenging the validity of these orders, which direct repayment of Indian Rupees 24 million (AUD $0.9 million at 30 September 2002 rates, plus interest accruing at 24% since 1991). Since July Grindlays has been given notice of hearings in relation to a further six payments received by it in 1991 in similar circumstances totalling Indian Rupees 31 million (AUD 1.2 million at 30 September 2002 rates).

  (vi)
  Pursuant to class order 98/1418 dated 13 August 1998, relief was granted to a number of wholly owned controlled entities from the Corporations Act 2001 requirements for preparation, audit, and publication of financial statements. The entities to which relief was granted are

ANZ Properties (Australia) Pty Ltd(1)	Binnstone Traders Pty Limited(1)
Alliance Holdings Pty Ltd(1)	Deori Pty Ltd(1)
ANZ Capital Hedging Pty Ltd(1)	ES& A Holdings Pty Ltd(1)
ANZ Funds Pty Ltd(1)	NMRSB Pty Ltd(1)
ANZ Nominees Limited(1)	Jikk Pty Ltd(1)
Orchard Investments Pty Ltd(2)	LFD Limited(1)
Votraint No. 1103 Pty Limited(2)

(1)
Relief granted on 21 August 2001

(2)
Relief granted on 13 August 2002

        It is the condition of the class order that the Company and each of the above controlled entities enter into a Deed of Cross Guarantee. A Deed of Cross Guarantee under the class order was lodged and approved by the Australian Securities and Investments Commission. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up any of the controlled entities under certain provisions of the Corporations Act 2001. The Company will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Company is wound up. The consolidated statement of financial performance and consolidated statement of financial position of the

Company and its wholly owned controlled entities which have entered into the Deed of Cross Guarantee are:

	Consolidated
	2002	2001
	$m	$m
Profit before tax	1,955	2,841
Income tax expense	(654)	(674)

Profit after income tax	1,301	2,167
Retained profits at start of year(1)	4,348	3,363

Total available for appropriation	5,649	5,530
Ordinary share dividends provided for or paid	(882)	(1,062)

Retained profits at end of year	4,767	4,468

Assets
Liquid assets	5,998	6,032
Investment securities	2,606	2,512
Net loans and advances	100,999	93,482
Other assets	40,520	47,396
Premises and equipment	1,189	1,070

Total assets	151,312	150,492

Liabilities
Deposits and other borrowings	85,258	76,552
Income tax liability	1,064	989
Payables and other liabilities	53,218	61,004
Provisions	1,611	1,981

Total liabilities	141,151	140,526

Net assets	10,161	9,966

Shareholders' equity	10,161	9,966

(1)
The Companies included in the class order have changed, accordingly retained profits have not carried forward

(vii)
The Company has guaranteed payment on maturity of the principal and accrued interest of commercial paper notes issued by ANZ (Delaware) Inc. of $1,654 million (2001: $4,059 million).

(viii)
The Company is party to an underpinning agreement with ANZ Banking Group (New Zealand) Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by ANZ Banking Group (New Zealand) Limited to individual customers which exceed 35% of ANZ Banking Group (New Zealand) Limited's capital base.

(ix)
The Company is party to an underpinning agreement with Australia and New Zealand Banking Group (PNG) Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by Australia and New Zealand Banking Group (PNG) Limited to individual customers which exceed 50% of Australia and New Zealand Banking Group (PNG) Limited's capital base.

General

        There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified. Appropriate legal advice has been obtained and, in the light of such advice, provisions have been made as deemed necessary.

49:  Superannuation Commitments

        A number of pension and superannuation schemes have been established by the Group worldwide. The Group is obliged to contribute to the schemes as a consequence of legislation and provisions of trust deeds. Legal enforceability is dependent on the terms of the legislation and trust deeds. The major schemes with assets in excess of $25 million are:

Contribution levels
Country
	Scheme	Scheme type	Employee	Employer
Australia	ANZ Australian Staff Superannuation Scheme(1)(2)	Defined Contribution Scheme Section C	optional	Balance of cost(3)
		or Defined Contribution Scheme Section A	optional	9% of salary(4)
		or Defined Benefit Scheme Pension Section Account	nil	Balance of cost

New Zealand	ANZ GROUP (New Zealand) Staff Superannuation Scheme(1)(2)	Defined Benefit Scheme(5)	nil	Balance of cost
		or Defined Contribution Scheme	2.5% min	7.5% of salaries

England	ANZ UK Staff Pension Scheme(1)	Defined Benefit Scheme	nil	Balance of cost

Balance of cost: the Group's contribution is assessed by the actuary after taking account of members' contributions and the value of the schemes' assets

(1)
These schemes provide for pension benefits

(2)
These schemes provide for lump sum benefits

(3)
As recommended by the actuary, currently 9% of members' superannuation salaries

(4)
From 1 October 2001 to 30 June 2002 the contribution rate was 8% of salary

(5)
Closed to new members on 31 March 1990. Operates to make pension payments to retirees who were members of that section of the scheme

        The details of major defined benefit schemes with assets in excess of $25 million are as follows:

2002 Schemes	Employer's contribution $m	Accrued benefits $m	Net market value of assets held by scheme $m	Excess of net market value of assets over accrued benefits $m	Vested benefits $m
ANZ Australian Staff Superannuation Scheme Pension Section Account(1)	—	46	47	1	46
ANZ UK Staff Pension Scheme(1)	—	998	1,053	55	963

2001 Schemes	Employer's contribution $m	Accrued benefits $m	Net market value of assets held by scheme $m	Excess of net market value of assets over accrued benefits $m	Vested benefits $m
ANZ Australian Staff Superannuation Scheme Pension Section Account(2)	—	48	50	2	48
ANZ UK Staff Pension Scheme(2)	—	943	1,228	285	904

(1)
Amounts were measured at 31 December 2001

(2)
Amounts were measured at 31 December 2000

50: Fiduciary Activities

        The Group conducts investment fiduciary activities for trusts, including deceased estates. These trusts have not been consolidated as the Company does not have direct or indirect control.

        Where the Company or its controlled entities incur liabilities in respect of these operations as trustee, a right of indemnity exists against the assets of the applicable funds or trusts. As these assets are sufficient to cover the liabilities and it is therefore not probable that the Company or its controlled entities will be required to settle the liabilities, the liabilities are not included in the financial statements.

        The aggregate amounts of funds concerned are as follows:

	2002 $m	2001 $m
Funds managed(1)	—	15,810
Trusteeships	1,849	3,240

	1,849	19,050

(1)
As at 30 September 2002, the ANZ/INGA joint venture had funds under management of $26,642 million

51: Employee Share and Option Plans

        The Company has five share purchase and option incentive plans available for employees and directors of the Group: the ANZ Employee Share Acquisition Plan; the ANZ Share Purchase Scheme; the ANZ Employee Share Save Scheme(1); the ANZ Share Option Plan and the ANZ Directors' Share Plan. Shareholders of the Company have approved the implementation of each of the current plans. Fully paid ordinary shares issued under these plans rank equally with other existing fully paid ordinary shares.

(1)
The ANZ Employee Share Save Scheme is a scheme which operates under the ANZ Employee Share Acquisition Plan

        Each option granted under the ANZ Share Option Plan entitles a holder to purchase one ordinary share subject to any terms and conditions imposed on issue.

        An offer to employees and directors cannot be made under any of the schemes if an issue pursuant to that offer will result in the aggregate of shares issued and options granted over unissued shares held for employees under various employee share and option incentive schemes exceeding 7% of the issued capital (and unexercised options) of the Company.

        Amounts received from the ANZ Employee Share Acquisition Plan and the ANZ Share Purchase Scheme, on fully paid and partly paid shares, are recognised as share capital.

        The closing market price of one ordinary share at 30 September 2002 was $17.65.

        Amounts received from exercising options under the ANZ Share Option Plan during the financial year, excluding calls on partly paid shares issued in prior financial years, were recognised as follows:

	The Company
	2002 $	2001 $
Share capital	57,131,915	21,426,988
General reserve	(26)	(12,113)

ANZ Employee Share Acquisition Plan

        All permanent employees who have had continuous service for one year with the Company or any of its controlled entities may be eligible to participate in a scheme enabling the issue of up to $1,000 of shares to an employee in each financial year. During the financial year, 1,070,986 shares with an average issue price of $17.21 were issued under the $1,000 scheme.

        Selected employees may also be issued deferred shares which vest in the employee after a qualifying period. Ordinary shares acquired under this plan are held in trust and have restrictions on their disposal. During the financial year, 3,074,002 (2001: 4,756,024, 2000: 2,565,559) deferred shares were issued under this Plan.

ANZ Share Purchase Scheme

        Officers eligible to participate in this scheme maybe offered fully paid ordinary shares. During the financial year, no fully paid ordinary shares were issued under the scheme.

        At 30 September 2002, 1,272,500 fully paid ordinary shares remained subject to the rules of this scheme.

ANZ Employee Share Save Scheme

        Employees have the opportunity to request that a proportion of their income be directed to the purchase of ANZ shares. The amount they elect to contribute is deducted fortnightly and shares are purchased on market quarterly in arrears. The Company contributes 5% of the purchase price and pays for brokers fees and (prior to 1 July 2001) stamp duty. During the financial year 1,831 employees participated in the scheme and 288,324 shares were purchased. The number of shares acquired since the commencement of the scheme is 472,442. Senior executives are not eligible to receive the 5% discount.

ANZ Share Option Plan

        Selected employees may be granted options which entitle them to purchase ordinary fully paid shares in the Company at a price fixed at the time when the options are issued.

        11,119,785 options with a weighted average grant date fair value of $3.21 were issued during the financial year and 760,506 options lapsed during the financial year.

        At 30 September 2002, 32,435,347 options were outstanding under this scheme.

No. of options outstanding at 30 September 2002	Exercise price	Earliest exercise date	Expiry date
2,565	$11.45	23 Mar 2001	22 Jan 2003	(2)
325,000	$9.51	24 Feb 2001	23 Feb 2003	(1,2)
71,501	$0.00	24 Oct 2002	27 Oct 2003	(1)
250,000	$8.97	28 Oct 2001	27 Oct 2003	(1,2)
195,000	$10.34	11 Dec 2001	10 Dec 2003	(1,2)
500,000	$17.52	31 Dec 2003	31 Dec 2007	(1)
10,000	$10.41	28 Jan 2002	27 Jan 2004	(1,2)
82,000	$11.44	25 Mar 2002	24 Mar 2004	(1,2)
23,421	$0.00	24 Oct 2003	24 Apr 2004
1,852,500	$11.20	2 Jun 2002	1 Jun 2004	(1,2)
2,500	$11.26	7 Jun 2002	6 Jun 2004	(2)
150,000	$11.30	12 July 2002	11 Jul 2004	(1,2)
900,000	$9.94	27 Oct 2002	26 Oct 2004	(1)
750,000	$11.49	31 Dec 2002	31 Dec 2004	(1)
750,000	$14.78	31 Dec 2003	31 Dec 2004	(1)
100,000	$10.63	31 Jan 2003	30 Jan 2005	(1)
500,000	$17.20	31 Dec 2004	31 Dec 2006	(1)
1,050,000	$10.11	23 Feb 2003	22 Feb 2007	(1)
350,000	$10.20	8 Mar 2003	7 Mar 2007	(1)
447,500	$11.81	23 May 2003	23 May 2007	(1)
200,000	$12.23	7 Jun 2003	6 Jun 2007	(1)
75,000	$12.75	26 Sep 2003	25 Sept 2007
2,373,258	$14.34	22 Nov 2003	21 Nov 2007	(1)
2,676,000	$14.63	25 Oct 2003	7 Feb 2008
4,510,025	$14.92	21 Feb 2004	20 Feb 2008
75,000	$15.47	27 Feb 2004	26 Feb 2008	(1)
50,000	$15.66	7 Mar 2004	6 Mar 2008	(1)
3,604,752	$13.70	25 Apr 2004	24 Apr 2008	(1)
194,800	$13.70	7 May 2004	6 May 2008
453,500	$15.33	1 Jun 2004	31 May 2008
76,000	$16.49	21 Aug 2004	20 Aug 2008	(1)
84,000	$16.81	27 Aug 2004	26 Aug 2008
50,000	$17.05	24 Oct 2004	23 Oct 2008	(1)
4,399,250	$17.05	25 Oct 2004	24 Oct 2008	(1)
20,000	$18.21	26 Feb 2005	25 Feb 2009	(1)
4,821,805	$18.75	24 Apr 2005	24 Apr 2009
145,000	$19.27	14 May 2005	13 May 2009
297,970	$19.27	28 Jun 2005	27 Jun 2009
17,000	$17.90	27 July 2005	21 Jul 2009	(1)

(1)
subject to performance condition

(2)
options exercisable as at 30 September 2002

        These options will expire immediately on termination of employment, except in the event of retirement, retrenchment, death or disablement or where agreed by the Directors of the Company, in which case the exercise of the options may be allowed.

        The following options were exercised by employees and former employees during the financial year:

171,550	options exercised at $8.76 per share	36,959	options exercised at $11.45 per share
100,000	options exercised at $8.93 per share	60,000	options exercised at $11.64 per share
625,000	options exercised at $8.97 per share	195,000	options exercised at $11.81 per share
600,000	options exercised at $9.51 per share	500,000	options exercised at $12.11 per share
120,000	options exercised at $10.11 per share	160,450	options exercised at $13.70 per share
310,000	options exercised at $10.34 per share	121,000	options exercised at $14.34 per share
150,000	options exercised at $10.44 per share	172,500	options exercised at $14.63 per share
50,000	options exercised at $10.64 per share	213,750	options exercised at $14.92 per share
812,500	options exercised at $11.20 per share	16,500	options exercised at $15.33 per share
25,000	options exercised at $11.29 per share	6,750	options exercised at $16.81 per share
500,000	options exercised at $11.39 per share	81,375	options exercised at $17.05 per share
63,000	options exercised at $11.44 per share	12,256	options exercised at $18.75 per share

        In the event of a takeover offer or takeover announcement, the directors of the Company may allow the options to be exercised.

        If there is a bonus issue prior to the expiry or exercise of the options, then upon exercise of the options, option holders are entitled to those shares as if the options had been exercised prior to that issue. Those shares will be allotted to the option holder when the options are exercised.

        As at the date of the Directors' Report, unexercised options over ordinary shares are as per the table above, adjusted for the exercise of the following options which were exercised by employees and former employees since the end of the financial year:

11,727	options exercised at $0.00 per share	38,725	options exercised at $13.70 per share
100,000	options exercised at $8.97 per share	38,000	options exercised at $14.34 per share
150,000	options exercised at $9.94 per share	28,400	options exercised at $14.63 per share
40,000	options exercised at $10.11 per share	46,700	options exercised at $14.92 per share
25,000	options exercised at $10.34 per share	13,000	options exercised at $15.33 per share
785,000	options exercised at $11.20 per share	2,250	options exercised at $16.81 per share
20,000	options exercised at $11.44 per share	37,850	options exercised at $17.05 per share
2,500	options exercised at $11.81 per share	202	options exercised at $18.75 per share

        For options granted in the current year the valuation is based on a numerical pricing method which takes into account the probability of achieving the performance hurdle required for these options to vest. The following significant assumptions were adopted to determine the fair value of options:

Weighted Average	2002	2001	2000
Risk free interest rate	6.14%	6.33%	5.98%
Life of options	6.8 years	6.9 years	6.2 years
Volatility of share price	22.00%	24.96%	24.88%
Dividend rate	4.45%	4.66%	6.03%

        The following table provides information in respect of movements in the number of options and the weighted average exercise price:

	2002 Number	Weighted Average Exercise Price $	2001 Number	Weighted Average Exercise Price $	2000 Number	Weighted Average Exercise Price $
Options outstanding at the start of the year	27,179,658	12.91	13,443,974	10.53	10,018,633	10.35
Options granted during the year	11,119,785	17.73	16,365,860	14.49	4,671,000	10.73
Options expired during the year	760,506	13.99	505,056	12.54	230,563	10.76
Options exercised during the year	5,103,590	11.19	2,125,120	10.08	1,015,096	9.54

Options outstanding at the end of the year	32,435,347	14.81	27,179,658	12.91	13,443,974	10.53

        Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone. Participation in the Plan is voluntary.

        The shares are purchased on market and are held upon trust for periods ranging from 1 to 10 years. The director selects the period. The shares may also be subject to forfeiture for serious misconduct. All costs associated with the Plan are met by the Company.

        At 30 September 2002 344,843 shares were held under this Plan. During the year, 128,044 shares were issued under this Plan.

52: Related PartyDisclosures

        The directors during the year were:

C B Goode (Chairman)	M A Jackson
J C Dahlsen	J McFarlane
R S Deane	B W Scott
J K Ellis	G K Toomey (resigned 8 October 2001)
D M Gonski (appointed 7 February 2002)

        Australian banks, parent entities of Australian banks and controlled entities of Australian banks have been exempted, subject to certain conditions, by an Australian Securities and Investments Commission (ASIC) class order, 98/110 dated 10 July 1998, from making disclosures of loans made, guaranteed or secured by a bank to related parties (other than specified categories of directors) and financial instrument transactions (other than shares and share options) of a bank where a director of the relevant entity is not a party to the transaction and where the loan or financial instrument transaction is lawfully made and occurs in the course of ordinary banking business either at arm's length or with the approval of a general meeting of the relevant entity and its ultimate chief entity (if any).

        The class order does not apply to a loan or financial instrument transaction of which any director of the relevant entity should reasonably be aware that, if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

        A condition of the class order is that for each financial year to which it applies, the Company must provide evidence to ASIC that the Company has systems of internal controls and procedures which:

        (i)    in the case of any material financial instrument transaction, ensure that; and

        (ii)  in any other case, are designed to provide a reasonable degree of assurance that, any financial instrument transaction of a bank which may be required to be disclosed in the Company's financial statements and which is not entered into regularly, is drawn to the attention of the directors.

(a) Transactions with directors and director-related entities

Shares and Share Options

        The aggregate number of shares issued to, acquired for, disposed or no longer held by directors, and share options granted to directors of the Company and their director-related entities by the Company during the financial year were as follows:

	The Company
	2002 No.	2001 No.
Fully paid ordinary shares in the Company acquired	1,127,098	258,333
Fully paid ordinary shares in the Company disposed of or no longer held by directors	605,864	—
Options granted under the ANZ Share Option Plan	1,000,000	750,000

        Aggregate number of shares and share options held directly, indirectly or beneficially by directors of the Company and their director-related entities, as at balance date, were as follows:

	2002 No.	2001 No.
Fully paid ordinary sharesin the Company	1,561,350	1,040,116
Fully paid deferred shares in the Company issued under previous employee Plan	87,190	87,190
Share options over ordinary shares in the Company	2,500,000	2,500,000

        Directors of the Company and their director-related entities receive normal dividends on these shares.

Loans made to Directors

        Loans made to non-executive directors of the Company and controlled entities are made in the course of ordinary business on normal commercial terms and conditions. Loans to executive directors of the Company and controlled entities are made pursuant to the Executive Directors' Loan Scheme authorised by shareholders on 18 January 1982, on the same terms and conditions applicable to other employees within the Group in accordance with established policy.

        Under the Australian Securities and Investments Commission class order referred to above, disclosure is limited to the aggregate amount of loans made, guaranteed or secured by:

        (i)    the Company to its directors;

        (ii)  any controlled entity to the directors of the Company;

        (iii)  banking corporation controlled entities to their directors; and

        (iv)  non-banking corporation controlled entities to directors of controlled entities and to parties related to any one of them or the directors of the Company.

        The directors involved were:

S Armstrong(2)	P Cromby(1,2,3,4)
D Gonski(2)	CB Goode(2)
D Hannam(1,2)	D Hornery(1,2)
M A Jackson(1,2)	M Kalangis(1,2)
J McFarlane(1,2,3,4)	N Merrick(1,2,3,4)
B Poedijirahard(1,2,3,4)	M Rostian(1,2,3,4)
M Tilbrook(1,2)	J Todd(1,2)
G Tunstall(1,2,3,4)

(1)
Repayments made during the year

(2)
Loans made or outstanding during the year

(3)
Repayments made during the prior year

(4)
Loans made during the prior year

        The aggregate amount of such loans outstanding at 30 September 2002 were:

	Consolidated		The Company
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Balance outstanding at 30 September	12,663	4,790	11,984	4,379
Total interest received	843	300	775	292

The aggregate amount of repayments received from directors and their director-related entities during the financial year was:
Normal terms and conditions	6,518	516	6,518	516
Employee terms and conditions	106	27	—	—

The aggregate amount of loans made during the financial year was:
Normal terms and conditions	11,518	879	11,518	879
Employee terms and conditions	36	68	—	—

Other transactions of Directors and Director-Related Entities

        (i)    Financial instrument transactions

        Under the Australian Securities and Investments Commission class order referred to above, disclosure of financial instrument transactions regularly made by a bank is limited to disclosure of such transactions with a director of the entity concerned. Financial instrument transactions which have occurred on arm's length terms and conditions, and are deemed trivial or domestic in nature are required to be disclosed by general description.

        Financial instrument transactions between the directors and the banks during the financial year were in the nature of normal personal banking, investment and deposit transactions. These transactions occurred on an arm's length basis and on normal commercial terms and conditions no more favourable than those given to other employees or customers.

        (ii)  Transactions other than financial instrument transactions of banks

        All transactions with directors and their director-related entities are conducted on arm's length terms and conditions, and are deemed trivial or domestic in nature. These transactions are in the nature of deposits, debentures, or investment transactions conducted with non-bank controlled entities.

        All other transactions with director-related entities occur within a normal customer or supplier relationship and are on arms length terms.

(b) Transactions with associates and joint venture entities

        During the course of the financial year the Company and the Group conducted transactions with associated and joint venture entities on normal commercial terms and conditions as shown below:

	Consolidated		The Company
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Aggregate
Amounts receivable from associates and joint venture entities	26,097	12,412	—	—
Interest revenue	—	896	—	—
Dividend revenue	760	12,400	760	—
Commissions received from joint venture	32,019	—	32,019	—
Costs recovered from joint venture	12,213	—	12,213	—

53: Remuneration of Directors

        Remuneration includes income from salaries, bonuses, other benefits (including non-cash benefits), retirement benefits and superannuation contributions. The maximum total remuneration for non-executive directors of the Company was set at the Annual General Meeting held on 21 January 1998 at $1.5 million. Total fees paid to non-executive directors by the Company for the year were $1.1 million (2000: $1.0 million). Retirement benefits paid to directors of the Company are detailed in the Directors' Report.

        The number of directors of the Company with total income in each of the following bands was:

	The Company
	2002	2001
$90,001 to $100,000	2	1
$110,001 to $120,000	—	4
$120,001 to $130,000	1	—
$130,001 to $140,000	3	—
$190,001 to $200,000	—	1
$210,001 to $220,000	1	—
$320,001 to $330,000	—	1
$350,001 to $360,000	1	—
$2,890,001 to $2,900,000	1	—
$3,090,001 to $3,100,000	—	1

Total number of directors	9	8

	Consolidated		The Company
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Total income paid or payable to directors of the Company and controlled entities from the Company or related entity(1)	42,606	42,503	4,194	4,163

(1)
Including the total income of executive directors, excluding directors of controlled entities who are executives of the Company

54: Remuneration of Executives

        Executives are defined as members of the Chief Executive's Group. The membership of this Group was expanded in 2002. Remuneration includes salaries, bonuses, other benefits (including non-cash benefits), and superannuation contributions. The remuneration of executives who work wholly or mainly outside Australia are excluded from this disclosure. Executive emoluments disclosed in the Directors' Report include the emoluments of the five highest paid executives, calculated to include the fair value of options issued in 2002. For the purposes of this note, options are valued at intrinsic value (nil).

        The number of executives with total remuneration exceeding $100,000 in each of the following bands was:

	Consolidated		The Company
	2002	2001	2002	2001
$130,001 to $140,000	—	1	—	1
$190,001 to $200,000	1	1	1	1
$250,001 to $260,000	1	—	1	—
$260,001 to $270,000	1	—	1	—
$280,001 to $290,000	1	—	1	—
$290,001 to $300,000	—	1	—	1
$330,001 to $340,000	—	1	—	1
$340,001 to $350,000	1	—	1	—
$350,001 to $360,000	1	—	1	—
$360,001 to $370,000	1	1	1	1
$370,001 to $380,000	1	—	1	—
$390,001 to $400,000	2	—	2	—
$400,001 to $410,000	1	—	1	—
$420,001 to $430,000	1	—	1	—
$430,001 to $440,000	1	—	1	—
$440,001 to $450,000	1	—	1	—
$460,001 to $470,000	3	—	3	—
$470,001 to $480,000	1	—	1	—
$530,001 to $540,000	1	—	1	—
$550,001 to $560,000	—	1	—	1
$560,001 to $570,000	2	—	2	—
$570,001 to $580,000	4	—	4	—
$590,001 to $600,000	1	—	1	—
$600,001 to $610,000	1	1	1	1
$610,001 to $620,000	1	—	1	—
$620,001 to $630,000	1	—	1	—
$640,001 to $650,000	—	1	—	1
$670,001 to $680,000	1	—	1	—
$680,001 to $690,000	—	1	—	1
$690,001 to $700,000	—	1	—	1
$740,001 to $750,000	1	—	1	—
$760,001 to $770,000	1	—	1	—
$770,001 to $780,000	1	—	1	—
$790,001 to $800,000	1	—	1	—
$810,001 to $820,000	1	—	1	—
$820,001 to $830,000	1	—	1	—
$830,001 to $840,000	—	1	—	1
$860,001 to $870,000	2	—	2	—
$910,001 to $920,000	1	—	1	—
$920,001 to $930,000	1	1	1	1
$930,001 to $940,000	—	1	—	1
$950,001 to $960,000	—	1	—	1
$970,001 to $980,000	1	—	1	—
$980,001 to $990,000	—	1	—	1
$1,030,001 to $1,040,000	—	1	—	1
$1,101,001 to $1,110,000	—	1	—	1
$1,110,001 to $1,120,000	2	—	2	—
$1,120,001 to $1,130,000	—	1	—	1
$1,140,001 to $1,150,000	—	1	—	1
$1,160,001 to $1,170,000	1	—	1	—
$1,190,001 to $1,200,000	1	—	1	—
$1,200,001 to $1,210,000	1	—	1	—
$1,240,001 to $1,250,000	1	—	1	—
$1,290,001 to $1,300,000	—	1	—	1
$1,340,001 to $1,350,000	1	—	1	—
$1,430,001 to $1,440,000	2	—	2	—
$1,470,001 to $1,480,000	—	1	—	1
$1,480,001 to $1,490,000	—	1	—	1
$1,490,001 to $1,500,000	1	1	1	1
$1,500,001 to $1,510,000	—	1	—	1
$1,540,001 to $1,550,000	1	—	1	—
$1,550,001 to $1,560,000	1	—	1	—
$1,580,001 to $1,590,000	1	—	1	—
$1,590,001 to $1,600,000	—	1	—	1
$2,890,000 to $2,900,000	1	—	1	—
$3,090,001 to $3,100,000	—	1	—	1

Total number of executives	55	26	55	26

Total remuneration received or due and receivable directly or indirectly by executives of the Company and controlled entities ($'000)	43,477	25,500	43,477	25,500

55: US GAAP Reconciliation

      The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

        The following are reconciliations of the net profit, shareholders' equity and total assets, applying US GAAP instead of Australian GAAP.

	Note		2002	2001	2000
			$m	$m	$m
Net profit reported under Australian GAAP(1)			2,322	1,870	1,747
Items having the effect of increasing (decreasing) reported income (total tax impact of adjustments shown separately):
Employee share issue and options	(xviii	)	(40)	(49)	(54)
Depreciation charged on the difference between revaluation amount and historical cost of buildings	(i	)	2	2	3
Difference in gain or loss on disposal of properties revalued under historical cost	(i	)	5	17	168
Revaluation of properties	(i	)	—	—	(72)
Deferred profit on sale and leaseback transactions over the lease term	(iii	)	(9)	—	(80)
Amortisation of goodwill not recognised for Australian GAAP	(ii	)	(6)	(28)	(48)
Amortisation of deferred profit on sale and leaseback transactions over the lease term	(iii	)	25	23	19
Pension expense adjustment	(vi	)	18	20	8
Provisions	(xvi	)	—	(361)	361
Transition adjustment related to the initial application of SFAS133	(xv	)	—	11	—
Derivatives and hedging activities	(xv	)	(17)	284	—
Adjustment on entering joint venture	(xvii	)	(205)	—	—

Total tax impact of adjustments			2	7	(112)

Net income according to US GAAP			2,097	1,796	1,940

Earnings per share (cents) according to US GAAP	(xiv	)
Basic			132.3	112.4	119.3
Diluted			131.6	110.8	118.4

Adjustments to determine other comprehensive income for US GAAP
Net income according to US GAAP			2,097	1,796	1,940
Currency translation adjustments (net of tax)			(98)	197	170
Unrealised profit (loss) on available for sale securities (net of tax)	(ix	)	3	15	(23)
Transition adjustment related to the initial application of SFAS 133 (net of tax)	(xv	)	—	(52)	—
Derivatives and hedging activities (net of tax)	(xv	)	60	(66)	—

Total comprehensive income according to US GAAP			2,062	1,890	2,087

(1)
2000 after abnormal items

	Note		2002	2001	2000
			$m	$m	$m
Shareholders' equity reported under Australian GAAP[1]			11,448	10,538	9,795
Elimination of gross asset incremental revaluations	(i	)	(266)	(287)	(330)
Unrealised profit (loss) on available for sale securities	(ix	)	3	—	(16)
Adjustment to accumulated depreciation on buildings revalued	(i	)	48	46	44
Restoration of previously deducted goodwill	(ii	)	714	692	692
Accumulated amortisation of goodwill	(ii	)	(533)	(505)	(477)
Deferred profit on sale and leaseback transactions	(iii	)	(14)	(12)	(12)
Provision for final cash dividend	(iv	)	681	583	514
Provisions	(xvi	)	—	—	245
Pension expense adjustment	(vi	)	88	75	62
Derivatives and hedging activities	(xv	)	173	77	—
Adjustment on entering joint venture	(xvii	)	(203)	—	—

Shareholders' equity according to US GAAP			12,139	11,207	10,517

Total assets reported under Australian GAAP			183,105	185,493	172,467
Elimination of gross incremental revaluations	(i	)	(205)	(210)	(227)
Unrealised profit (loss) on available for sale securities	(ix	)	3	(1)	(24)
Adjustment to accumulated depreciation on buildings revalued	(i	)	48	46	44
Restoration of previously deducted goodwill	(ii	)	714	692	692
Accumulated amortisation of goodwill	(ii	)	(533)	(505)	(477)
Prepaid pension adjustment	(vi	)	67	58	45
Reclassification of deferred tax assets against deferred tax liabilities	(v	)	(462)	(552)	(662)
Revaluation of hedges	(xv	)	501	552	—
Adjustment to carrying value of the ING joint venture	(xvii	)	(203)	—	—

Total assets according to US GAAP			183,035	185,573	171,858

(1)
Excluding outside equity interests

(i) Premises and equipment

        In accordance with Australian GAAP, the Group holds its properties at a deemed cost value (refer note 1). However in the past the Group at various times, has revalued properties, increasing the book value of these assets. Any increments on revaluation were credited directly to the Asset Revaluation Reserve (ARR), and decrements were debited to the ARR to the extent of any previous revaluation increments.

        Decrements in excess of any previous revaluation increments were charged to the statement of financial performance. The ARR forms part of Shareholders' equity and is not available for future property writedowns while properties are measured at deemed cost.

        Under US GAAP, upward revaluation of properties is not permitted except for decrements which are regarded as other than temporary. Any such decrements are recorded in the statement of financial performance. Subsequent recoveries to the statement of financial performance are not allowed.

        The impact of previous revaluations under Australian GAAP is that depreciation charges are generally higher and profits on disposal are lower than those recorded under US GAAP. The depreciation charges, together with the profits and losses on revalued assets sold have been adjusted to historical cost in the US GAAP reconciliation.

(ii) Goodwill

        The Group changed its accounting policy in respect of goodwill in the financial year ended 30 September 1993. Previously, goodwill on acquisition was charged in full to the Group's statement of financial performance in the year of acquisition.

        Historically, under US GAAP, goodwill has been capitalised and amortised over the period of time during which the benefits are expected to arise, such period not exceeding 20 years. For goodwill acquired during the year ended 30 September 2002 and for all goodwill balances after 30 September 2002 a recoverable amount test will apply rather than systematic goodwill amortisation.

        Adjustments have been made in the US GAAP reconciliation statement to restore goodwill written-off in full under Australian GAAP and to amortise such goodwill over the period of the expected benefits. Additionally, to the extent that periodic reviews of the carrying amount of goodwill lead to a write-down of goodwill previously capitalised for US purposes, this is adjusted in the US GAAP reconciliation.

        In accordance with the revision of US GAAP rules dealing with goodwill, goodwill acquired during the year has not been amortised in the calculation of these adjustments as it is considered recoverable.

(iii) Sale-leaseback transactions

        Under Australian GAAP for operating leases, gains on disposal under sale-leaseback transactions can be recognised in the period of sale. Under US GAAP, the gain is amortised over the remaining lease term. This difference in treatment has been adjusted in the US GAAP reconciliation.

(iv) Dividends

        Under Australian GAAP, dividends are shown in the statement of financial performance in the period to which they relate rather than in the period when they are declared as required by US GAAP. This difference in treatment has been adjusted in the US GAAP shareholders' equity reconciliation.

(v) Income taxes

        Under Australian GAAP, tax benefits relating to carryforward tax losses must be "virtually certain" of being realised before being booked. Realisations of benefits relating to other timing differences must be "beyond reasonable doubt" before they may be booked. These tests are more stringent than those applied under USGAAP. However no material adjustment to future tax benefits for US GAAP is required.

        Australian GAAP allows offsetting of future income tax benefits and liabilities to the extent they will reverse in the same period.

        Under US GAAP, deferred tax liabilities and deferred tax assets are offset and presented for each tax paying component of an enterprise and within each particular tax jurisdiction. The impact of the difference in this approach to Australian GAAP has been adjusted for in the US GAAP reconciliation for total assets.

(vi) Pension commitments

        Under Australian GAAP, contributions in respect of defined benefit schemes are recorded in the income statement and are made at levels necessary to ensure that these schemes are maintained with sufficient assets to meet their actuarially assessed liabilities. Any net deficiency arising from the aggregation of assets and liabilities of the Group's defined benefit schemes is provided for in the Group's financial statements (refer note 49 in the Financial Statements).

        Under US SFAS 87 "Employers' Accounting for Pensions" and the disclosure requirements of SFAS 132 "Employers' Disclosures about Pensions and Other Post Retirement Benefits", pension expense is a function of an employee's service period, interest costs, expected actuarial return on the schemes' assets, amortisation of net transition asset and recognised prior service cost. In addition, reconciliation between the accrued pension liability/prepaid asset and the funded status (difference between projected benefit obligation and fair value of pension plan assets) of the pension schemes is required.

(vii) Post retirement and post employment benefits

        Post retirement and post employment benefits other than pension payments are not material and no adjustment is required in the US GAAP reconciliation.

(viii) Trading securities

        US GAAP requires that in instances where trading securities are not bought and held principally for the purpose of selling them in the near term, they should be classified as available for sale and recorded at market value with unrealised profits and losses in respect of market value adjustments recognised as other comprehensive income in Shareholders' equity.

        The residual emerging markets portfolio had been classified as available for sale with the market value write down taken through the statement of financial performance for both Australian GAAP and US GAAP purposes.

        Except for the above no adjustment is required to be made in the US GAAP reconciliation as the effect of reclassifying certain trading securities as available for sale is not material.

(ix) Investment Securities

        US GAAP requires that investments not classified as trading securities or as held to maturity securities shall be classified as available for sale securities and be recorded at market value in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". An adjustment is made in the US GAAP reconciliation to reflect available for sale securities which are carried at market value with unrealised profits and losses in respect of market value adjustments being reported as other comprehensive income in shareholders' equity.

(x) Accounting for the impairment of loans

        SFAS 114 "Accounting by Creditors for Impairment of a Loan", as amended by SFAS 118 "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures", requires the value of an impaired loan to be measured as the present value of future cash flows discounted at the loan's initial effective interest rate, the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent.

        There is no requirement under Australian GAAP to discount the expected future cash flows attributable to impaired loans in assessing the level of specific provision for doubtful debts.

        No adjustment is required in the US GAAP reconciliation as the estimated fair value of impaired loans is not materially different from the carrying value.

(xi) Accounting for the impairment of long lived assets and for long-lived assets to be disposed of

        SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", requires that where an event or a change in circumstance indicates that the carrying value of an asset that is expected to be held and used may not be recoverable, an impairment loss should be recognised. The standard also requires that where there is a committed plan to dispose of an asset, the asset should be reported at the lower of the carrying value or fair value less selling costs.

        The Group has assessed the carrying values of all non-current assets and determined that they are not in excess of their recoverable amounts.

(xii) Accounting for transfers and servicing of financial assets and extinguishments of liabilities

        SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" prescribes the accounting and disclosure requirements for transfers of financial assets and extinguishments of liabilities. Under certain circumstances, the statement also requires a transferor of financial assets that are pledged as collateral to reclassify those assets, and the transferee to recognise those assets and their obligation to return them.

        No adjustment is required in the US GAAP reconciliation as the effect of adopting the provisions of SFAS 140 on total assets is not material. Refer to Note 40 in the Financial Statements for the required disclosures.

(xiii) Comprehensive Income

        SFAS 130 "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is defined as all changes in shareholders' equity during a period excluding those resulting from investments by shareholders and distributions to shareholders.

        Accordingly, the Group has shown currency translation adjustments, unrealised profit on available for sale securities and certain SFAS 133 adjustments as components of other comprehensive income with net income according to US GAAP forming the remaining component of comprehensive income.

(xiv) Earnings per share ("EPS")

        Under US GAAP, EPS is computed in accordance with SFAS 128 "Earnings Per Share". This standard is similar to Australian GAAP. One area of difference relates to the calculation of diluted EPS. Under US GAAP, assumed proceeds from potentially dilutive stock options are assumed to be used to repurchase outstanding shares at the average market price during the period.

(xv) Accounting for derivative instruments and hedging activities

        The Group has adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" in its US GAAP reconciliation from 1 October 2000. SFAS 133 requires all derivatives to be recognised on balance sheet at fair value. Movements in the fair value of derivatives are taken to the statement of financial performance, unless the derivatives meet the criteria prescribed in SFAS 133 for fair value, cash flow, or foreign currency hedges. If certain criteria are met derivatives can be designated as hedges. Under SFAS 133 normal banking hedging practices may not qualify for hedge accounting, notwithstanding their ability to hedge existing balance sheet positions from an economic perspective.

        As a result future fair value movements recognised in US GAAP reconciliation may not be indicative of the Group's risk profile. The Group uses instruments and hedging techniques that are effective in managing interest rate risk and foreign exchange risk.

        Further information on the results of the Group's hedging activities, and the effectiveness of the risk management policies, can be assessed better by considering the information provided on interest rate risk in note 36, and the information on hedging derivatives provided in note 39: Derivative Financial Instruments, of the Financial Report.

        Under SFAS 133, movements in the value of derivatives designated as fair value hedges are taken to the statement of financial performance, along with the movement in the fair value of the underlying exposure that is being hedged to the extent the hedge is effective. These amounts largely offset each other with any ineffectiveness recognised in the US GAAP statement of financial performance. Movements in the effective portion of the fair value of derivatives designated as cash flow hedges are taken to other comprehensive income. Any ineffectiveness is recognised in US GAAP statement of financial performance immediately. Amounts are subsequently reclassified out of other comprehensive income into earnings as the hedged transaction impacts earnings.

        The impact on adoption of SFAS 133 and SFAS 138 at 1 October 2000 was a transitional adjustment to increase US GAAP profit by $11 million, and a transitional adjustment to decrease other comprehensive income by $52 million. Changes in market conditions and the Group's hedging policies may result in volatility in these US GAAP adjustments going forward.

(xvi) Provisions

        At 30 September 2000, the Group recorded a provision for restructuring in accordance with Australian GAAP amounting to $361 million before tax with an associated taxation credit of $116 million. US GAAP requires certain criteria to be met before a restructuring provision is recognised. These criteria, which are more detailed than the Australian recognition criteria, include public announcement of many details of the programs prior to balance date. Accordingly, the provision and associated taxation effect were recognised for US GAAP during the year ended 30 September 2001.

(xvii) Gain and non-capitalisable costs recognised on entering joint venture

        In accordance with Australian GAAP the Group recognised a profit (net of transaction costs) based on the difference between fair value and carrying value of the share of businesses transferred to an external party on entering into a joint venture.

        Under US GAAP the gain may not be recognised as it occured as a result of a non-monetary transaction, which involved transferring ownership of controlled entities in exchange for a non-controlling ownership interest in the joint venture.

(xviii) Accounting for stock-compensation plans

        Under Australian GAAP an expense is not recognised for share options issued to employees or for shares issued at a discount.

        SFAS 123 "Accounting for Stock-Based Compensation" requires shares and options issued to employees to be recognised using either the fair value method or the intrinsic value method as prescribed by APB No. 25 and its related interpretations.

        For US GAAP disclosure the Group measures share-based employee compensation cost using the intrinsic value based method. US GAAP compensation cost relating to share options is attributable to the impact of the increase in the market price of the Group's shares on those share option plans defined as variable under APB 25.

        Variable share option plans include all plans with performance conditions. The Group's policy is to generally grant share options at the average market price of the underlying shares at the date of grant.

        Share issues to employees under the ANZ Employee Share Acquisition Plan are recognised at intrinsic value under US GAAP.

        If the fair value basis of accounting had been applied to account for compensation costs as stipulated in SFAS 123, the following profit after income tax and earnings per share would have appeared.

	2002		2001		2000
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income according to US GAAP ($m)	2,097	2,093	1,796	1,813	1,940	1,970
—Basic earnings per share (cents)	132.3	132.0	112.4	113.5	119.3	121.3
—Diluted earnings per share (cents)	131.6	131.3	110.8	111.9	118.4	120.3

        Details of the share-based compensation plans are included in Note 51 to the Financial Statements.

(xix) Details of Pension Schemes and Pension Expense

        Reconciliations of the funded status of major defined benefit schemes as at 30 June 2002 are summarised below. Details of the funding of the schemes are set out in note 49.

	Australian Scheme
	2002	2001	2000
	$m	$m	$m
Change in benefit obligation
Balance at start of year	54	54	58
Interest costs	3	3	4
Benefits paid	(6)	(6)	(7)
Actuarial gains (losses)	—	3	(1)

Benefit obligation, 30 June	51	54	54

Change in plan assets
Fair value at start of year	49	52	53
Actual return on plan assets	—	3	6
Employer contribution	—	—	—
Benefits paid	(6)	(6)	(7)

Total fair value of plan assets, 30 June	43	49	52

Funded status	(8)	(5)	(2)
Unrecognised net transition loss	2	3	4
Unrecognised net loss	10	7	4
Adjustment required to recognise minimum unfunded projected benefit obligation	(12)	(10)	(8)

Net amount recognised	(8)	(5)	(2)

Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	—	—	—
Accrued benefit liabilities	(8)	(5)	(2)

The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
—pensioners	6.0%	6.0%	6.5%
Annual increase in future compensation levels
—pensions	3%	3%	3%
Expected long-term rate of return on assets	7.5%	7.5%	7.5%

	UK Scheme
	2002	2001	2000
	$m	$m	$m
Change in benefit obligation
Balance at start of year	1,038	923	818
Service cost	15	17	9
Interest cost	62	55	24
Plan amendment	—	—	—
Benefits paid	(62)	(50)	(45)
Actuarial gains (losses)	27	(15)	26
Foreign currency exchange rate fluctuations	(46)	108	91

Benefit obligation, 30 June	1,034	1,038	923

Change in plan assets
Fair value at start of year	1,152	1,120	1,004
Actual return on plan assets	(69)	(43)	89
Employer contribution	(2)	2	2
Benefits paid	(62)	(50)	(45)
Foreign currency exchange rate fluctuations	(37)	123	70

Total fair value of plan assets, 30 June	982	1,152	1,120

Funded status	(51)	114	197
Unrecognised net transition gain	(19)	(28)	(33)
Unrecognised net gain	91	(81)	(171)
Unrecognised prior service cost	46	53	52

Net amount recognised	67	58	45

Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	67	58	45

Accrued benefit liabilities	—	—	—

The assumptions used in the actuarial calculations are as follows:

Discount rate used in determining present values
—active members	5.75%	6.0%	6.0%
—pensioners	5.75%	6.0%	6.0%
Annual increase in future compensation levels
—salary	4.5%	4.75%	4.75%
—pensions	2.5%	2.9%	2.9%
Expected long-term rate of return on assets	6.75%	7.0%	7.0%

        The elements of the net periodic pension cost of the above schemes are as follows:

	2002	2001	2000
	$m	$m	$m
Service cost	13	17	17
Interest cost	59	55	52
Expected return on schemes' assets	(77)	(74)	(68)
Amortisation net transition asset	(7)	(7)	(6)
Recognised prior service cost	4	4	4

Net periodic pension cost	(8)	(5)	(1)

        The Group also sponsors defined contribution schemes. The Group's contributions to major defined contribution schemes amounted to $80 million for the year (2001: $83 million).

56: Exchange Rates

        The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2002		2001		2000
	Closing	Average	Closing	Average	Closing	Average
Great British pound	0.3477	0.3621	0.3331	0.3627	0.3720	0.3903
United States dollar	0.5441	0.5323	0.4903	0.5230	0.5444	0.6101
New Zealand dollar	1.1585	1.2001	1.2127	1.2473	1.3324	1.2647

57: Events Since the End of the Financial Year

      There have been no significant events since 30 September 2002 to the date of this report.

Directors' Declaration

        The directors of Australia and New Zealand Banking Group Limited declare that the financial statements and notes of the Company and the consolidated entity:

(a)
are in accordance with the Corporations Act 2001, including:

(i)
complying with applicable Australian Accounting Standards and other mandatory professional reporting requirements; and

(ii)
giving a true and fair view of the financial position of the Company and of the consolidated entity as at 30 September 2002 and of their performance as represented by the results of their operations and their cash flows, for the year ended on that date; and

(b)
in the directors' opinion at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

        The Company and some of its wholly owned controlled entities listed in note 48 executed a Deed of Cross Guarantee enabling them to take advantage of the accounting and audit relief offered by class order 98/1418, dated 13 August 1998 issued by the Australian Securities and Investments Commission.

        The nature of the Deed of Cross Guarantee is to guarantee each creditor payment in full of any debt in accordance with the terms of the Deed of Cross Guarantee.

        At the date of this declaration, there are reasonable grounds to believe that the Company and its controlled entities to which the class order applies, are able, as an economic entity, to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

        Signed in accordance with a resolution of the directors

/s/ JOHN DAHLSEN John Dahlsen Director
/s/ JOHN MCFARLANE John McFarlane Chief Executive Officer
4 November 2002

Auditors' Report

Independent audit report to the members of Australia and New Zealand Banking Group Limited

Scope

        We have audited the financial report of Australia and New Zealand Banking Group Limited for the financial year ended 30 September 2002, consisting of the statements of financial performance, statements of financial position, statements of changes in shareholders' equity, statements of cash flows, accompanying notes 1 to 57 and the directors' declaration set out on pages 2 to 106. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

        Our audit has been conducted in accordance with Auditing Standards of Australia and the United States of America to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

        The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

        In our opinion, the financial report of Australia and New Zealand Banking Group Limited is in accordance with:

(a)
the Corporations Act 2001, including:

(i)
giving a true and fair view of the Company's and consolidated entity's financial position as at 30 September 2002 and of their performance for the financial year ended on that date; and

(ii)
complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)
other mandatory professional reporting requirements in Australia.

        Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America. An explanation of the major differences between the two sets of principles is presented in note 55 to the financial statements.

        The application ofthe United States principles would have affected the determination of consolidated net profit for each of the three years in the period ended 30 September 2002 and the determination of the consolidated financial position as of 30 September 2002, 2001 and 2000 to the extent summarised in note 55 to the financial statements.

/s/ KPMG KPMG Chartered Accountants Melbourne
/s/ PETER NASH Peter Nash Partner
4 November 2002

Critical Accounting Policies

        The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements. However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments. The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment be reviewed during the audit process by the Group's external auditors. All material changes to accounting policy are approved by the Audit Committee of the Board.

Historical changes

        No change has been made to any of the critical accounting policies or their related methodologies over the last 3 years. A brief discussion of critical accounting policies, and their impact on the Group, follows:

(a) Economic Loss Provisioning

Description and Significance

        Each month the Group recognises an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio. The monthly charge is transferred to the General Provision which is maintained to cover losses inherent within the Group's existing loan portfolio.

        The method used by the Group for determining this monthly expense charge is referred to as "economic loss provisioning" (ELP). The Group uses ELP models to calculate the expected loss by considering:

  •
  the history of credit loss for each type and riskgrade of lending; and

  •
  the size, composition and risk profile of the current loan portfolio.

Ongoing reviews

        The Group regularly reviews the assumptions used in the ELP models. These reviews are conducted in recognition of the subjective nature of ELP methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group's actual loss experience, and losses sustained by other banks operating in similar markets.

        To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision maybe determined to be either in excess of or insufficient to cover credit losses not yet specifically identified. As a result of the reassessments, ELP charge levels maybe periodically increased or decreased with a direct impacton profitability.

        As part of its review of the ELP model outputs, the Group also regularly evaluates the over all level of the General Provision. The Group is required, by APRA prudential standards, to have policies which cover the level of General Provisions that are needed to absorb estimated losses inherent in the credit portfolio. In some limited circumstances, the assessment of the inherent losses in the portfolio may require an additional charge to profits to ensure the adequacy of the General Provision. The Group considers it appropriate to maintain its General Provision in excess of the APRA guidelines.

Quantification of Sensitivity

        For 2002, the balance of the General Provision of $1,496 million (Sep 2001: $1,386 million) represents 1.1% (Sep 2001: 1.0%) of risk weighted assets.

        Specifically identified credit losses net of recoveries during the year were $728 million (Sep 2001: $520 million). During the same period, the average charge to profit for ELP was 0.43% of average net lending assets (Sep 2001: 0.38%).

        During the year an additional provision for bad debts of $250 million, identified as part of the regular review process, was added to the general provision to restore its balance to an appropriate level. Also, recognising the unexpected default experience on international exposures, an additional ELP charge of $72 million has been recognised at the Group level.

(b) Specific Provisioning

Description and Significance

        The Group maintains a specific provision for doubtful debts arising from its exposure to organisations and credit counterparties.

        The Group's ELP provisioning methodology is used to estimate the extent of losses inherent within the loan book. Once a specific doubtful debt loss is identified as being probable, its value is transferred from the General Provision to the Specific Provision. Specific provisioning methodology applies when the full recovery of one of the Group's exposures is identified as being doubtful resulting in the creation of a specific provision equal to the full amount of the expected loss plus any enforcement/recovery expenses.

        Recoveries resulting from excess specific provisions arising when actual losses are determined to be less than the amount provided for within the specific provision are transferred back to the General Provision.

Quantification of Sensitivity

        The recognition of losses has an impact on the size of the General Provision rather than directly impacting profit. However, to the extent that the General Provision is drawn down beyond a prudent amount it will be restored through a transfer from the current year's earnings. Recoveries of amounts previously specifically provided against are applied to the restoration of the General Provision balance. The amount of draw down from the General Provision to the Specific Provision, net of recoveries, during the year was $728 million (Sep 2001: $520 million).

(c) Deferred acquisition costs, software assets and deferred income

Description and Significance

        The Group recognises assets and liabilities that represent:

  •
  Capitalised expenses—direct costs from the acquisition of interest earning assets;

  •
  Software assets—direct costs incurred in developing software systems; and

  •
  Deferred income—liabilities representing income received in advance of services performed.

        Capitalised expenses—Initially, expenses related to the acquisition of interest earning assets are recognised as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments. Commissions paid to third party mortgage brokers are an example of expenditure that is deferred and amortised over the expected average life of a mortgage of 4 years.

        Software assets—Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as depreciation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. The carrying value of these assets is subject to a "recoverable amount test" to determine their value to the Group. If it is determined that the value of the asset is less than its "book' value, the asset is written down to the recoverable amount. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

        Deferred income—Income received in advance of the Group's performance of services or in advance of having been earned, is initially recorded as a liability. Once the recognition criteria are met, it is then recognised as income.

Quantification of Sensitivity

        Deferred acquisition costs—At 30 September, the Group's assets included $289 million (Sep 2001: $258 million) in relation to costs incurred in acquiring interest earning assets. During the year, amortisation of $132 million (Sep 2001: $121 million) was recognised as an adjustment to the yield earned on interest earning assets.

        Software assets—At 30 September, the Group's fixed assets included $419 million (Sep 2001: $303 million) in relation to costs incurred in acquiring and developing software. During the year, depreciation expense of $50 million (Sep 2001: $22 million) was recognised and $24 million (Sep 2001: $14 million) was written off in relation to software assets. The software depreciation expense will increase going forward, as projects are completed following a period of above average project activity which has replaced significant parts of the Group's core infrastructure. The Group anticipates that software depreciation will exceed $90 million in 2003. Consistent with US accounting rules on software capitalisation only costs incurred during configuration, coding and installation stages are capitalised. Administrative, preliminary project and post implementation costs including determining performance requirements, vendor selection and training costs are expensed as incurred.

        Deferred income—At 30 September, the Group's liabilities included $128 million (Sep 2001: $131 million) in relation to income received in advance. This income is comprised of 2 components: (1) fees received for services not yet completed; and (2) profit made on an interest rate swap that was hedging future payments (years 2004 and forward) on the Group's preference shares. Under Australian Accounting Standards, this profit is deferred and recognised when the hedged transaction occurs, or immediately if the hedged transaction is no longer expected to occur. As the Group presently plans to retain the preference shares, recognition of the income from the hedging transaction is deferred.

        The balances of deferred assets at 30 September were:

	Deferred acquisition costs		Software Assets		Deferred Income
	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m
Personal Banking & Wealth	—	—	177	142	—	1
Corporate Businesses	—	—	17	16	4	5
Investment Banking	27	39	—	—	11	11
Consumer Finance	—	—	45	30	—	—
Mortgages	73	57	27	17	—	—
Asset Finance	189	162	29	31	—	1
Small to Medium Business	—	—	6	3	—	—

Other	—	—	118	64	113	113

Total	289	258	419	303	128	131

(d) Derivatives and Hedging

Description and Significance

        The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and equity risks (in the ING Australia joint venture). The derivative instruments used to hedge the Group's exposures include:

  •
  swaps;

  •
  forward rate agreements;

  •
  futures;

  •
  options; and

  •
  combinations of the above instruments.

        Accounting treatment — In accordance with the requirements of Australian Accounting Standards, derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.

        Derivative instruments entered into to hedge exposures that are not recorded at fair value do not have their fair values recorded in the Group's Statement of Financial Position (in accordance with Australian Accounting Standards).

        Exposures hedged by derivatives not recorded at their fair value include risks related to:

  •
  revenues from foreign operations;

  •
  structured lending transactions;

  •
  lending assets; and

  •
  funding liabilities.

        Hedge accounting is only applied when the hedging relationship is identified at the time the Group enters into the hedging derivative transaction. If a hedge ceases to be effective, the hedging derivative transaction will be recognised at fair value. Gains and losses on derivative instruments not carried at their fair value amounts are recognised at the same time as the gain or losson the hedged exposure is booked.

        Movements in the value of foreign exchange contracts that are hedging overseas operations are not recognised as income or expenses. Instead these movements are recognised in the Foreign Currency Translation Reserve together with the net difference arising from the translation of the overseas operation.

        Fair value determination—Derivatives entered into as part of the Group'strading operations are carried at their fair values with any change in fair value being immediately recognised as part of trading income. Where liquid markets exist, fair value is based on quoted market prices. For certain complex or illiquid derivative instruments, it maybe necessary to use projections, estimates and models to determine fair value. In addition, judgemental factors such as the need for credit adjustments, liquidity and other valuation adjustments affect the reported fair value amounts of derivatives.

(e) Special purpose and off balance sheet vehicles

        The Group may invest in or establish special purpose companies, or vehicles (SPVs), to enable it to undertake specific types of transactions. Where the Group controls such vehicles, they are consolidated into the Group financial results.

        Certain SPVs maybe set up by the Group to facilitate Group strategic aims, or to assist with structured transactions for clients. The accounting treatment of each SPV is assessed using existing Australian guidance, with reference also to International and US accounting standards where specific issues are yet to be addressed in Australia. The table below summarises the main types of SPVs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

Type ofSpecial Purpose Vehcile (SPV)	Reason for establishment	KeyRisks	SPVAssets $m
Securitisation vehicles	Assets are transferred to a SPV, which funds the purchase by issuing securities. Enables ANZ or customers to increase diversity of funding sources.	ANZ may manage securitisation vehicles, service assets in a vehicle and provide liquidity support, and retains the risks associated with the provision of these services. Credit and market risks associated with the underlying assets are not retained by ANZ. ANZ may also provide other services (eg. swaps, credit guarantees), for which ANZ earns a fee at commercial rates.	6,992
Structured finance entities	These entities are set up to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	1,968
Managed funds	These funds invest in specified investments on behalf of clients.	The ANZ/ING Australia joint venture, as manager of the funds, exposes ANZ to operational risk and reputational risk.	26,642

Financial Information

1:  Cross Border Outstandings

        Cross border outstandings of the Group to countries which individually represented in excess of 0.75% of the Group's total assets are shown below. There were no cross border outstandings to any other country exceeding 0.75% of total assets.

        Cross border foreign outstandings are based on the country of domicile of the borrower or guarantor of the ultimate risk and comprise loans (including accrued interest), placements with banks, acceptances and other monetary assets denominated in currencies other than the borrower's local currency. For certain countries, local currency obligations are also included. Cross border foreign outstandings are before specific and general provisions.

	Governments and other official institutions $m	Banks and other financial institutions $m	Other commercial and industrial $m	Total $m	% of Group assets
At 30 September 2002
United Kingdom	273	1,079	4,581	5,933	3.2
USA	29	2,456	1,705	4,190	2.3
South Korea(1)	245	1,305	171	1,721	0.9
Singapore(1)	603	388	629	1,620	0.9
France	358	349	890	1,597	0.9
Germany	370	345	797	1,512	0.8

At 30 September 2001
United Kingdom	394	2,238	3,976	6,608	3.6
USA	31	3,981	2,355	6,367	3.4
Germany	598	696	1,025	2,319	1.3
New Zealand	—	21	2,093	2,114	1.1
France	252	193	1,613	2,058	1.1
Singapore(1)	476	369	951	1,796	1.0
South Korea(1)	1	1,120	428	1,549	0.8

(1)
Includes local lending in local currency

2: Certificates of Deposit and Term Deposit Maturities

        The following table shows the maturity profile of the Group's certificates of deposit and term deposits in excess of $100,000 issued at 30 September 2002.

	Less than 3 months $m	Between 3 months and 6 months $m	Between 6 months and 12 months $m	After 1 year $m	Total $m
Australia
Certificates of deposit	3,650	528	350	812	5,340
Term deposits	11,886	1,275	792	379	14,332

	15,536	1,803	1,142	1,191	19,672

Overseas
Certificates of deposit	4,098	709	1,218	284	6,309
Term deposits	15,065	961	689	346	17,061

	19,163	1,670	1,907	630	23,370

Total	34,699	3,473	3,049	1,821	43,042

3: Volume and Rate Analysis

        The following table allocates changes in interest income and interest expense between changes in volume and changes in rate for the past two years. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. The variance caused by the change of both volume and rate has been allocated in proportion to the relationship of the absolute dollar amounts of each change to the total.

	2002 over 2001			2001 over 2000
	Volume $m	Change due to Rate $m	Total $m	Volume $m	Change due to Rate $m	Total $m
Interest earning assets
Due from other financial institutions
Australia	(10)	(11)	(21)	(15)	—	(15)
New Zealand	(1)	(7)	(8)	14	1	15
Overseas markets	4	(68)	(64)	(5)	(24)	(29)
Regulatory deposits with
Reserve Bank of Australia	—	—	—	—	—	—
Investments in public securities
Australia	45	(40)	5	(21)	(14)	(35)
New Zealand	(23)	(25)	(48)	39	4	43
Overseas markets	(4)	(28)	(32)	(54)	(59)	(113)
Loans, advances and bills discounted
Australia	414	(835)	(421)	645	(107)	538
New Zealand	71	(174)	(103)	53	45	98
Overseas markets	(55)	(304)	(359)	(156)	(286)	(442)
Other assets
Australia	(1)	(80)	(81)	(14)	14	—
New Zealand	15	(1)	14	8	(20)	(12)
Overseas markets	34	(131)	(97)	(54)	13	(41)
Intragroup assets
Overseas markets	(104)	(221)	(325)	145	(29)	116

Change in interest income	385	(1,925)	(1,540)	585	(462)	123

Intragroup elimination	104	221	325	(145)	29	(116)

	489	(1,704)	(1,215)	440	(433)	7

	2002 over 2001			2001 over 2000
	Volume $m	Change due to Rate $m	Total $m	Volume $m	Change due to Rate $m	Total $m
Interest bearing liabilities
Time deposits
Australia	71	(215)	(144)	(299)	(7)	(306)
New Zealand	29	(92)	(63)	15	28	43
Overseas markets	87	(328)	(241)	(117)	(156)	(273)
Savings deposits
Australia	34	(58)	(24)	12	10	22
New Zealand	8	(21)	(13)	(2)	6	4
Overseas markets	2	(2)	—	(29)	(21)	(50)
Other demand deposits
Australia	115	(195)	(80)	148	(57)	91
New Zealand	13	(17)	(4)	7	9	16
Overseas markets	(2)	(7)	(9)	(17)	(15)	(32)
Due to other financial institutions
Australia	28	(10)	18	14	2	16
New Zealand	1	(4)	(3)	—	—	—
Overseas markets	(122)	(237)	(359)	70	(73)	(3)
Commercial paper
Australia	(72)	(60)	(132)	1	2	3
Overseas markets	(71)	(130)	(201)	121	(27)	94
Borrowing corporations' debt
Australia	(1)	(48)	(49)	10	15	25
New Zealand	9	(9)	—	13	6	19
Loan capital, bonds and notes
Australia	171	(148)	23	220	(41)	179
New Zealand	3	(2)	1	6	—	6
Overseas markets	(3)	(17)	(20)	19	(3)	16
Other liabilities
Australia	(47)	43	(4)	26	80	106
New Zealand	12	(74)	(62)	(11)	15	4
Overseas markets	(12)	(21)	(33)	(95)	91	(4)
Intragroup liabilities
Australia	(75)	(192)	(267)	151	(42)	109
New Zealand	(29)	(29)	(58)	2	5	7

Change in interest expense	149	(1,873)	(1,724)	265	(173)	92

Intragroup elimination	104	221	325	(153)	37	(116)

	253	(1,652)	(1,399)	112	(136)	(24)

Change in net interest income	236	(52)	184	328	(297)	31

4: Concentrations of Credit Risk

        Concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Off balance sheet transactions of the Group are substantially with other banks.

	2002		2001		2000
	Loans and advances(1) $m	Specific provision $m	Loans and advances(1) $m	Specific provision $m	Loans and advances(1) $m	Specific provision $m
Australia
Agriculture, forestry, fishing and mining	3,436	16	3,500	104	4,157	34
Business service	2,120	5	2,044	7	2,206	6
Entertainment, leisure and tourism	2,465	28	2,293	27	2,062	4
Financial, investment and insurance	4,603	13	4,311	3	5,532	1
Government and official institutions	67	—	122	—	103	—
Lease finance	2,503	2	2,524	5	2,821	8
Manufacturing	4,303	7	4,034	11	4,236	19
Personal(2)	14,893	27	13,435	36	12,728	131
Real estate—construction	1,152	5	1,198	11	1,376	7
Real estate—mortgage(3)	57,049	32	49,127	13	43,912	9
Retail and wholesale trade	5,957	15	6,017	16	5,691	24
Other	3,990	61	3,850	70	4,196	17

	102,538	211	92,455	303	89,020	260

Overseas
Agriculture, forestry, fishing and mining	2,526	3	2,686	8	2,429	12
Business service	435	1	214	1	274	1
Entertainment, leisure and tourism	586	4	361	1	505	6
Financial, investment and insurance	1,561	21	2,276	26	1,952	128
Government and official institutions	212	—	372	27	627	25
Lease finance	844	1	936	4	504	—
Manufacturing	4,701	34	5,153	30	4,781	118
Personal(2)	1,848	7	1,804	18	1,876	16
Real estate—construction	551	1	921	9	820	36
Real estate—mortgage(3)	11,956	5	11,638	12	10,628	16
Retail and wholesale trade	1,648	15	2,021	18	1,950	35
Other	5,943	282	5,853	43	4,266	56

	32,811	374	34,235	197	30,612	449

Total portfolio	135,349	585	126,690	500	119,632	709

(1)
Loans and advances exclude acceptances

(2)
Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)
Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

	1999		1998
	Loans and advances(1) $m	Specific provision $m	Loans and advances(1) $m	Specific provision $m
Australia
Agriculture, forestry, fishing and mining	4,288	12	3,648	11
Business service	1,717	5	2,632	3
Entertainment, leisure and tourism	2,007	25	1,952	19
Financial, investment and insurance	4,438	5	4,501	3
Government and official institutions	106	—	63	—
Lease finance	3,585	5	3,505	4
Manufacturing	3,815	19	2,586	24
Personal(2)	9,280	94	7,112	96
Real estate—construction	1,376	6	1,293	6
Real estate—mortgage(3)	35,862	48	28,924	64
Retail and wholesale trade	4,946	23	4,860	19
Other	3,835	39	3,599	48

	75,255	281	64,675	297

Overseas
Agriculture, forestry, fishing and mining	2,131	17	2,118	27
Business service	550	7	536	8
Entertainment, leisure and tourism	665	4	657	3
Financial, investment and insurance	2,214	156	2,843	66
Government and official institutions	750	—	821	30
Lease finance	405	1	115	—
Manufacturing	6,493	213	6,733	193
Personal(2)	2,304	35	3,509	20
Real estate—construction	753	32	799	41
Real estate—mortgage(3)	9,645	25	8,825	19
Retail and wholesale trade	2,010	72	2,180	37
Other	4,376	64	4,100	78

	32,296	626	33,236	522

Total portfolio	107,551	907	97,911	819

(1)
Loans and advances exclude acceptances

(2)
Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)
Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

5: Doubtful Debts—Industry Analysis

	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Balance at start of year	1,886	2,082	2,302	2,220	1,883
Adjustment for exchange rate fluctuations	(28)	32	37	(79)	34
Bad debts written off (refer (i) below)	(697)	(834)	(539)	(382)	(221)
Charge to statement of financial performance	860	531	502	510	487
Recoveries (refer (ii) below)	60	75	46	33	37
Other(1)	—	—	(266)	—	—

Total provisions for doubtful debts	2,081	1,886	2,082	2,302	2,220

(i) Total write-offs by industry
Australia
Agriculture, forestry, fishing and mining	(72)	(14)	(12)	(6)	(4)
Business service	(8)	(6)	(5)	(4)	(4)
Entertainment, leisure and tourism	(4)	(5)	(10)	(3)	(3)
Financial, investment and insurance	(8)	(7)	(3)	(28)	(3)
Lease finance	(7)	(11)	(9)	(5)	(5)
Manufacturing	(17)	(22)	(11)	(18)	(11)
Persona1(2)	(237)	(292)	(133)	(67)	(81)
Real estate—construction	(12)	(13)	(5)	(8)	(5)
Real estate—mortgage(3)	(19)	(13)	(51)	(16)	(40)
Retail and wholesale trade	(47)	(97)	(28)	(19)	(14)
Other	(37)	(28)	(8)	(48)	(4)
Overseas
Other	(229)	(326)	(264)	(160)	(47)

Total write-offs	(697)	(834)	(539)	(382)	(221)

(ii) Total recoveries by industry
Australia
Agriculture, forestry, fishing and mining	3	5	4	—	—
Business service	1	1	—	—	3
Entertainment, leisure and tourism	2	1	1	—	1
Financial, investment and insurance	—	2	4	3	1
Lease finance	2	1	2	2	3
Manufacturing	3	2	5	1	4
Persona1(2)	27	30	9	8	10
Real estate—construction	2	1	1	—	1
Real estate—mortgage(3)	4	3	4	1	2
Retail and wholesale trade	3	2	2	—	1
Other	1	1	2	2	1
Overseas
Other	12	26	12	16	10

Total recoveries	60	75	46	33	37

Net write-offs	(637)	(759)	(493)	(349)	(184)

Ratio of net write-offs to average loans and acceptances	0.4%	0.5%	0.4%	0.3%	0.2%

(1)
2000 includes $266 million reduction from the sale of Grindlays
(2)
Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances
(3)
Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

6: Short Term Borrowings

        The Group's short-term borrowings comprise commercial paper, as well as unsecured notes issued by subsidiary borrowing corporations with an original term to maturity of less than one year. The Group has commercial paper programs in the United States, where it issues paper through ANZ (Delaware) Inc., and in Europe and Asia, where the Group issues paper direct.

	2002 $m	2001 $m	2000 $m
Balance at end of year
Commercial paper—ANZ (Delaware) Inc.	1,654	4,059	4,416
Commercial paper—other	3,963	5,043	6,098
Unsecured notes	12	28	98
Weighted average interest rate at end of year
Commercial paper—ANZ (Delaware) Inc.	1.85%	4.67%	6.50%
Commercial paper—other	4.92%	3.78%	6.20%
Unsecured notes	6.22%	5.69%	5.57%
Maximum amount outstanding at any month end during year
Commercial paper—ANZ (Delaware) Inc.	5,541	7,096	5,503
Commercial paper—other	5,647	7,193	6,209
Unsecured notes	29	99	742
Average amount outstanding during year
Commercial paper—ANZ (Delaware) Inc.	3,641	5,408	3,079
Commercial paper—other	3,888	5,275	5,256
Unsecured notes	14	53	504
Weighted average interest rate during year
Commercial paper—ANZ (Delaware) Inc.	2.00%	5.07%	5.84%
Commercial paper—other	4.57%	5.87%	5.83%
Unsecured notes	5.54%	5.73%	4.86%

Glossary

        Asset Finance operating under the Esanda and UDC brands, ANZ Asset Finance provides secured financing for motor vehicles and other assets, fleet management and vendor financing facilities, and fixed interest securities through the issue of debentures.

        Consumer Finance provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment facilities in Australia, New Zealand and selected overseas markets.

        Corporate Banking provides financial products and develops product strategies for medium sized businesses (turnover $10 million to $100 million) in Australasia.

        Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

        Equity standardisation Economic Value Added (EVATM) principles are in use throughout the Group, where by risk adjusted capital is allocated and charged against business units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit's book capital and attributing earnings on the business unit's risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

        Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

        Investment Banking comprises Global Foreign Exchange, Global Capital Markets, Global Structured Finance and Corporate Financing & Advisory.

        Mortgages provision of mortgage finance secured by residential real estate in Australia and New Zealand.

        Net advances include gross loans and advances, acceptances and ANZ accepted bills held as part of trading securities less income yet to mature and specific provisions (for both as at and average volumes).

        Net interest average margin is net interest income as a percentage of average interest earning assets. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

        Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

        Net non-interest bearing items, referred to in the analysis of interest spread and net interest average margin, includes shareholders' equity, provisions for doubtful debts, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets. Non-accrual loans are included within interest bearing loans, advances and bills discounted.

        Net specific provision is the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases) less recoveries.

        Operating expenses exclude charge for doubtful debts.

        Operations, Technology & Shared Services comprises technology and payments operations, central support units and costs relating to hedging overseas revenue and capital positions. Also includes the residual results of discontinued businesses.

        Overseas geographic segment includes the results of all operations outside Australia and New Zealand.

        Overseas markets includes the results of operations in the UK and Europe, Asia, Pacific and Americas. The Group's geographic segments are Australia, New Zealand and Overseas markets.

        Personal Banking and Wealth comprises Personal Banking Australia, New Zealand and Pacific Asia and Wealth Management and the INGA joint venture. Personal Banking Australia provides a full range of banking services for personal and rural small business customers in Australia through branches, call centres and on line banking. Personal Banking New Zealand provides a full range of banking and wealth management services for consumers across New Zealand. Personal Banking Pacific Asia provides retail banking services in the Pacific Region and Asia, including ANZ's share of PT Panin Bank in Indonesia. Wealth Management delivers comprehensive financial advisory and distribution services to high net worth customers in Australia covering investment, risk, lending and banking. ING Australia, the joint venture between ANZ and the ING Group, provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to ANZ distribution and the open market.

        Service transfer pricing is in use throughout the Group, where by business and support units recover the cost of services provided to other units. The basis of pricing for internal services varies from cost recovery, to market equivalent. There are some head office costs which are not recharged.

        Small to Medium Business provides a full range of banking services for metropolitan based small to medium business in Australia and New Zealand with turnover up to $10 million.

        Total advances include gross loans and advances, acceptances and ANZ accepted bills held as part of trading securities less income yet to mature (for both as at and average volumes).

        Group Treasury is the banker to all ANZ businesses. Charged with providing cash flow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses.

        Unproductive facilities comprises stand by letters of credit, bill endorsements, documentary letters of credit and guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures.

QuickLinks

  Attachment 1
  5: Doubtful Debts—Industry Analysis
  6: Short Term Borrowings